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GKN PLC

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GKN plc Annual Report 2



GKN's stand at the ninth annual Beijing International Automotive Industry Exhibition, November 2006. The Group's presence at the Exhibition reflects the strategic importance of China to GKN's long-term growth. By 2010 China is expected to represent GKN's third largest concentration of employment in the world after the USA and Germany.

Business review

6

Group overview

Strategy, measures and performance

Cautionary statement
This annual report contains forward looking statements which are made in good faith based on the information available to the time of its approval. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated.


团队合

2006 Highlights

- Excellent progress in 2006 – strong results and major milestones achieved.
- Aerospace delivers an 11% increase in sales, a 30% increase in trading profit and moves into double digit margins.
- Powder Metallurgy trading profit and margins more than double; US Sinter operations return to profit.
- OffHighway acquisitions increase sales by 7% and trading profit by 15%.
- Driveline trading profit lower – significant new business wins support future growth.
- Strategic restructuring plan is in final phase and will conclude in 2007.
- Dividend increased by 5% reflecting the Board's continuing confidence in the future.

Statutory basis:

Sales	Profit before tax	Earnings per share
£3,634m	£182m	25.0p

Management basis*:

Sales	Profit before tax	Earnings per share	Proposed full year dividend per share
£3,842m	£221m	28.8p	12.8p
	+8%	+29%	+5%

* Sales include share of joint ventures. Profit and earnings exclude restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on the sale or closures of businesses and changes in the fair value of derivative financial instruments.

Chairman's statement



Strategic progress

GKN's performance in 2006 confirms that the Group is making significant progress in implementing its strategy which is focused on the achievement of long-term growth and enhanced shareholder value.

Driveshaft manufacturing capacity continues to be transferred to the high growth economies of Asia Pacific, South America and Eastern Europe. Whilst we have had production facilities in Japan and China for some 20 years and have achieved significant market penetration in these countries, the scale of the current re-alignment of the Group's manufacturing assets will take full advantage of the new world order in automotive production.

Our Aerospace business, which now represents 29% of subsidiaries' trading profit, increased sales in 2006 by 11% and profits by 30%, achieving a trading margin of 10%. Stellex Aerostructures, acquired during the year, will increase our exposure to the US civil aircraft market.

We have also transformed the contribution which Powder Metallurgy is making to the Group. Our Sinter Metals business in North America returned to profitability in 2006 and further progress can now be expected. We also made bolt-on acquisitions in OffHighway including a wheels business in China.

I am pleased to report that the Group produced a satisfactory improvement in profitability and earnings despite high energy and raw material costs and difficult conditions in some of our markets.

We made a £200 million payment to the UK pension scheme during the year and, although a deficit remains, we feel confident that this issue is now substantially behind us.

Results

Profit before tax on a management basis was £221 million compared with £204 million in 2005. Earnings per share on the same basis rose to 28.8p (2005 – 22.3p) helped by a lower tax rate. Net debt rose to £426 million at the year end (2005 – £65 million) due to the cost of acquisitions, restructuring charges, further share buybacks and the contribution to the UK pension scheme.

Dividend

The Board remains committed to a progressive dividend policy, subject always to prevailing economic conditions. We recommend that a final dividend of 8.7p be paid on 9 May 2007 bringing the total dividend for the year to 12.8p (2005 – 12.2p). The proposed dividend is covered 2.3 times by earnings on a management basis (2005 – 1.8 times).

The Board

On 1 January 2006 Sir Ian Gibson succeeded Baroness Hogg as Senior Independent Director. Sarah retired from the Board at the Annual General Meeting on 12 May after more than nine years' service. We thank her for her extremely valuable contribution during that time.

On behalf of the Board, I am delighted to be able to congratulate Kevin Smith on the Knighthood conferred upon him in the 2007 New Year Honours. This recognises Kevin's contribution to British industry and is richly deserved.

Corporate responsibility

Last year I reported that we would be introducing the GKN Code which is common to all parts of the Group and sets out a clear and unambiguous framework of conduct and behaviour. During 2006 we executed a major communications exercise in 25 languages to make our entire global workforce aware of the obligations which the Code demands of the Group and its individual employees.

To further support our Values, and in particular our commitment to make a positive contribution to the communities in which we operate, we have launched an exciting initiative which aims to raise funds across the Group in 2007 for charitable purposes in our local communities and in Africa. The initiative is known as GKN Mission Everest and involves sponsorship of the first flight over Mount Everest by powered paraglider. Further information is available in the corporate responsibility review in this report and at www.gknmissioneverest.com.

Against the background of global concern over the impact of climate change, GKN strives continuously to improve its environmental performance. As well as preserving scarce resources and reducing levels of waste and emissions from our manufacturing processes, this includes the development of lighter weight components which contribute to greater fuel efficiency for both automotive vehicles and aircraft. Through our joint venture, Emitec, we also assist vehicle manufacturers to achieve ever more stringent emission standards through the production of advanced metal substrates for catalytic converters and diesel particulate filters.

The future

Enhancing shareholder value remains paramount in the development and execution of our strategy. Having almost completed the most significant restructuring programme of recent years we now look forward to a period of profitable growth.



Roy Brown Chairman

Chief Executive's statement



Improving profitability

GKN is in good shape. The strategic actions we have taken to better position the business for sustained growth are now contributing strongly to improving profitability.

Aerospace had another excellent year, increasing sales by 11% and profits by 30% and achieved the double digit margins we have promised. Substantial new business was secured across a range of programmes, growing our order book for both defence and civil customers. The market outlook continues to be positive in both sectors.

Overall Automotive profits also improved slightly despite well publicised turbulence in our major markets. A significant downturn in US production and a particularly weak third quarter demand in Western Europe combined to significantly challenge the skills of GKN plant management in both markets.

Our Driveline Driveshafts business found conditions particularly difficult and profits were down as a result. The foundations of the business remain solid and with our restructuring programme completing in 2007, we are confident of achieving improved performance in the coming year.

Powder Metallurgy performed strongly, returning our US business to profitability and improving margins in Europe. We also continued to grow revenues in Asia Pacific and Latin America, creating a business with a better geographic and customer mix. Powder Metallurgy is now well set for a sustained period of growth.

OffHighway markets have been mixed, with Europe remaining stable, US construction equipment demand strong and the US agricultural market being somewhat soft. Helped by the acquisition in the US of Rockford Powertrain, OffHighway also increased profits during the year. Its acquisition of a wheels manufacturing operation in Luizhou in China now positions OffHighway as a global leader in the wheels sector and the business is now well positioned to make a growing contribution to GKN's future.

In Aerospace the acquisition of Stellex Aerostructures created a leading position in the high growth area of titanium structures manufacture.

Restructuring for growth

The strategic restructuring programme we embarked on two years ago is now moving to a close with the final announcements on site reorganisation and closure in Driveline and Sinter Metals having been made and the actions commenced in 2007.

In addition, in the light of further deterioration in UK market conditions, we took the decision to close our UK manufacturing facility for cylinder liners and this was announced in January 2007. Liner production will take place solely in China with some machining and finishing in North America.

The successful completion of the Group restructuring plan is a major plank of our strategy to position GKN for accelerated growth. Our team are executing this most difficult of leadership challenges with great skill and sensitivity, creating a very strong foundation for the future – I am grateful to them.

It is the promise of that future which is now exciting the GKN team.

Technology and people

Our technology programme is producing new market leading products from all parts of the Group. The world's first composite primary wing structure, developed at our Cowes site, is now assembled into the first A400M development aircraft at Airbus; our Alabama facility will deliver the world's first production standard large commercial engine fan case manufactured in composite materials to General Electric early next year for their new GEnx engine; in Automotive, GKN's market leading new power control system product will enter the market on a new premium vehicle during 2008; and in Powder Metallurgy, OffHighway and Emitec market leading, innovative new designs are securing GKN's future prosperity.

The pace of development of GKN businesses in serving high growth emerging markets has also increased. Nine GKN businesses employing around 3,500 people now

Our performance in 2006 shows GKN making excellent progress with strong results and major milestones achieved which will help secure sustainable growth.

We have entered 2007 with our four major businesses – Driveline, Powder Metallurgy, OffHighway and Aerospace – in great shape and all well positioned to drive growth.

serve the Chinese domestic automotive and off-highway markets. Two new factories in India will double our employment there and significant expansion is taking place in Brazil, Mexico and Eastern Europe.

Our Lean Enterprise programme has taken hold right across the Group, securing a strong continuous improvement culture in all parts of GKN.

Strong order books, increasing market shares and new technology products have positioned all GKN's major businesses for growth. More importantly our fantastic team of people continue to develop, grow and excel – it is a privilege to lead them.

My family and I were immensely proud and excited that I and GKN should be recognised by the award of a Knighthood in Her Majesty The Queen's New Year Honours. I would like to thank the entire GKN team for the wonderful support they have given me since I joined the Group in 1999. This honour is recognition of the hard work and dedication of that team and they should all take pride in it.

Outlook

The outlook for our major markets is positive, despite some uncertainty around the strength of North American automotive demand.

Forecasts for the global automotive market remain mixed with overall growth in 2007 production projected at 3% to 4%. Within this, Western European output is forecast to be broadly unchanged and North American demand is also expected to be at a similar level to 2006, although slightly down in the first half. Good growth is expected in emerging markets including China and India, which represent a growing percentage of the Group's sales.

OffHighway demand in North America is slightly down on last year although sentiment appears to be improving; European markets and the mining and heavy construction sectors generally are expected to be good.

Aerospace markets in all sectors are expected to remain strong.

Raw material input costs remain volatile, but the Group is not expecting them to make a major impact on 2007 performance compared to 2006.

Against this background, in 2007 the Group expects to see further improvement in its Automotive businesses and continuing growth in OffHighway and Aerospace. Driveline will benefit from the successful restructuring programme which should allow it to recover much of the ground lost in 2006. Powder Metallurgy and Aerospace should see good top line growth helped by a strong backlog of booked business. Performance in our retained Other Automotive businesses should also improve. The acquisitions made in 2006 are integrating well and will also contribute to revenue and profit growth in 2007.

Overall, we expect the Group to see another year of good progress, with the high level of business wins in 2006 supplemented by further bolt-on acquisitions giving us confidence for this year and beyond.

Sir Kevin Smith Chief Executive

Group overview:
A global enterprise

With over 40,000 people in more than 30 countries across six continents, GKN is a truly global enterprise.

Our technology and engineering are at the heart of vehicles and aircraft from the world's leading automotive, off-highway and aerospace manufacturers.

We work as one team, driven by the same goals, living the same values and doing our best every day.

We call it the GKN Way.



GKN has a strong automotive engineering presence and capability in Japan. Vehicle test engineer Mitsuaki Yamada (driving) and General Manager – Marketing, Atsushi Takahashi power a Nissan Murano around GKN Torque Technology's proving ground at Tochigi in Japan. GKN technology on the Murano includes an electromagnetic coupling for on demand all wheel drive, a power transfer unit and rear constant velocity jointed sideshafts.



Group overview

This business review has been prepared to provide a fair review of the business of the Company and to describe the principal risks and uncertainties it faces. In doing so, it aims to provide a balanced and comprehensive analysis of the development and performance of the business of the Company during the 2006 financial year and the position of the Company at the end of the 2006 financial year, consistent with the size and complexity of its business. It has been prepared for the whole Group and therefore gives greater emphasis to those matters which are significant to GKN plc and its subsidiaries when viewed as a whole. The business review is addressed to and has been prepared for the members of the Company and it should not be relied upon by any other party or for any other purpose.

Group activities

GKN is a global engineering business serving the automotive, off-highway and aerospace markets. The bulk of our sales are made to vehicle or aircraft manufacturers or, in Aerospace, to other major tier one suppliers. We operate in three different business areas:

Automotive activities comprise GKN Driveline, Powder Metallurgy and Other Automotive companies which supply a variety of components, largely to vehicle manufacturers in the global car and light vehicle markets.

OffHighway designs and manufactures steel wheels and driveline systems for the global agricultural, construction and industrial machinery market.

Aerospace activities are concentrated on the production of airframe and engine structures, components and assemblies for both military and civil aerospace markets.

The Group has operations in over 30 countries with 37,000 employees in subsidiary companies and a further 3,500 in joint ventures.

Strategy and business objectives

GKN is committed to providing long-term shareholder value in the form of steadily growing earnings per share and dividends. We aim to achieve this through the supply of outstanding products and services to produce sustained growth in sales, profitability and cash flow.

Our strategy for achieving this growth is based on:

- focusing our activities in the industries we know and being market leaders in those chosen business segments;
- delivering advanced technology and first class engineering capability to our customers;
- providing exceptional levels of customer service, including achieving the highest delivery and quality standards in our industries;
- operating on a truly global basis so that we are best placed to service our customers wherever they may be;
- achieving world class manufacturing standards and being the lowest total cost producer through the application throughout the Group of 'Lean' business processes;
- generating a 'Winning Culture' where highly skilled and motivated people who can operate to the exacting standards demanded in our business segments can develop their careers and provide the Group with a sustainable competitive advantage;

Measurement and reporting of performance

In this review, in addition to statutory measures of profit, we have made reference to profits and earnings excluding the impact of:

- strategic restructuring and impairment charges;
- amortisation of non-operating intangible assets arising on business combinations;
- profits and losses on the sale or closures of businesses; and
- changes in the fair value of derivative financial instruments,

since we believe they show more clearly the underlying trend in business performance.

Trading profit is defined as operating profit before any of the above. The 2005 trading profit of the Group and the Driveline division has been re-aligned with the current year definition and adjusted by £1 million in respect of the amortisation of non-operating intangible assets which arose on businesses acquired in 2004 and 2005 which had not been separately identified on the grounds of materiality when reporting the 2005 results.

Where appropriate, reference is also made to results excluding the impact of both 2005 and 2006 acquisitions, divestments and changes in status as well as the impact of currency translation on the results of overseas operations.

Exchange rates used for currencies most important to the Group's operations are:

	Average		Year end	
	2006	2005	**2006**	2005
Euro	**1.47**	1.46	**1.48**	1.46
US Dollar	**1.84**	1.82	**1.96**	1.72

The approximate impact on trading profit of a 1% movement in the average rate is Euro – £1.1 million, US Dollar – £0.4 million.

In our internal performance reporting we aggregate our share of sales and trading profits of joint ventures with those of subsidiaries. This is particularly important in assessing sales and profit progress in our Driveline and Other Automotive businesses where significant activity takes place in joint ventures. Reference to these combined figures is made, where appropriate, as 'management sales and management trading profits'.


Earnings and dividends per share – pence
30
25
20
15
10
5
0
2004
2005
2006
Earnings per share on a management basis
Dividend per share


Sales* of continuing businesses and return on sales
£m
%
4550
3900
3250
2600
1950
1300
650
0
7
6
5
4
3
2
1
0
2004
2005
2006
– Return on sales %
Sales
*including subsidiaries and joint ventures at constant exchange rates

- making focused acquisitions which meet strict rates of return criteria, add to our technology, global presence or customer base and thereby accelerate our growth; and divesting businesses where we no longer see optimum value as part of the Group; and
- managing the Group in a controlled governance environment with due regard for financial and other risk.

A key element of this strategy centres on the emerging markets of Asia Pacific, South America and Eastern Europe and we continue to invest significantly in those regions both through the strategic restructuring announced in 2004, and other inward investments particularly in China. Reference is made to 2006 investments in the relevant sections of this review and further details of our strategy with regard to emerging markets are contained in the Chief Executive's statement.

Key performance indicators

We implement and monitor performance against this strategy through a number of key performance indicators and objectives, both financial and non-financial. The principal objectives and our performance against them in 2006 is shown below for the Group, whilst those for each division are included in the relevant section of this review.

In defining these indicators we use management sales and trading profit as defined on page 8 of this report as this better reflects the underlying performance of the Group and respective divisions.

Financial key performance indicators

1. Growth in Group earnings and dividends per share
We aim to achieve absolute growth in earnings per share each year (as measured on a management basis) and, recognising the nature and cyclicality of our major markets, have a longer term target of achieving average compound annual growth of at least 6%.

Our objective is to increase progressively the dividend in line with the long-term trend in earnings, targeting a sustainable earnings to dividend cover ratio of between 2 and 2.5 times.

For 2006 the Group has reported a 29.1% improvement in management earnings per share. This follows several years of static or lower earnings, caused partly by the relatively challenging automotive market conditions and partly by the sale in 2004 of our share of AgustaWestland, which significantly benefited the Group's balance sheet. The increase in 2006 reflected both an improved performance and a lower tax rate than seen in previous years.

Dividends per share have increased progressively over the last five years and, demonstrating its continuing confidence in the future prospects of the Group, the Board has proposed a 4.9% increase in the 2006 annual dividend to 12.8p. The proposed dividend is covered 2.3 times by earnings on a management basis or 2.0 times using a normalised tax rate of 20%.

2. Growth in sales and trading margins
We aim to achieve growth in sales at both a Group and divisional level in excess of that seen in our major markets both in absolute terms and on a like-for-like basis, i.e. excluding the effects of currency translation, acquisitions or divestments.

In 2006 the Group saw little change in overall sales of subsidiaries, although joint ventures, whose sales are not consolidated in these accounts, have shown growth of 19% and our total Group sales on a management basis increased by £19 million to £3,842 million. The organic change in this figure was £38 million, an increase of 1.0%. The principal factor behind this lower growth rate was the difficult market conditions experienced in Automotive in Western Europe and North America in the second half of the year. As a result of its strong business wins in recent years, the Group expects to see stronger growth in 2007 and thereafter.

GKN is committed to providing long-term shareholder value in the form of steadily growing earnings per share and dividends. A key element of our strategy to achieve this centres on the emerging markets of Asia Pacific, South America and Eastern Europe.

2006 Return on invested capital – %


20
15
10
5
0
-5
Driveline
Powder Metallurgy
Other Automotive
OffHighway
Aerospace
Group
– Target 12%

Cash flow* and dividend – £m


120
100
80
60
40
20
0
2004
2005
2006
■ Cash flow □ Dividend

*before restructuring and UK pension deficit funding

£126m spent on acquisitions during 2006

As regards trading margins, the Group expects to operate with a margin of between 7% and 10% for its Automotive and OffHighway businesses and 10% or higher for the Aerospace division, giving an overall Group target of 7% to 10%. During 2006, the overall Group trading margin on a management basis moved toward the target level and increased to 6.8% from 6.4% reflecting improvements in Aerospace and Powder Metallurgy.

3. Return on average invested capital
Return on invested capital (ROIC) is defined as the ratio of management trading profit to average total net assets including the appropriate share of joint ventures and excluding current and deferred tax, cash, borrowings and post-employment obligations. We aim to achieve ROIC at both a Group and divisional level above the weighted average cost of capital of the Group.

To ensure our goals are clearly understood across the Group, we use 12% as the pre-tax threshold for all our internal ROIC measures and target all divisions to meet or exceed that level. On a normalised post-tax basis we estimate this to be close to the Group's long-term weighted average cost of capital of between 8% to 9%.

In 2006, performance against this measure was restrained by losses in Other Automotive and the relatively low current returns being achieved by our Powder Metallurgy businesses. After completion of their part of the strategic restructuring programme and assisted by new business wins, we expect to see an improvement in Powder Metallurgy returns in the coming years. Driveline, OffHighway and Aerospace all exceeded the threshold, giving an ROIC for the Group as a whole of 14%.

4. Group cash flow
The Group aims to generate sufficient cash flow each year to cover dividend payments and fund above sector organic growth. For these purposes cash flow is defined as after capital expenditure but before the cost of dividends, acquisitions, share buybacks, special contribution to the UK pension fund, currency movements in overseas borrowings and the cost of the strategic restructuring programme.

In 2006, the Group was once again able to achieve this goal through tight cash management in spite of high capital expenditure on Driveline's expansion in low cost countries and investment in new programmes in Aerospace.

Other key performance indicators
There are a number of non-financial key performance indicators which are identified and discussed in the corporate responsibility section of this review.

Performance indicators which operate at divisional level are discussed in the appropriate sections of this review.

Changes in the composition of the Group
Results for the year contain a full 12 month contribution from QDS Henschen, the OffHighway business which was acquired in November 2005, and GKN Driveline Mexico which changed in status from joint venture to subsidiary in January 2005.

During 2006 OffHighway acquired Cramer Kupplung GmbH (in January) and Hytecomp AB in June for a total of £2 million, Rockford Powertrain Inc (Rockford) in August for £29 million and Liuzhou Steel Rim Factory in November for £6 million. In September, Aerospace acquired Stellex Aerostructures Corporation (Stellex) for £93 million.

At the beginning of March the Group ceased its involvement in the management of Fujiwa Machinery Industry (Kunschan) Company Ltd (Fujiwa), a non-core subsidiary of GKN Driveline Torque Technology KK, and agreed to dispose of its 60% shareholding for £15 million which was received in the year.

Group performance

Management sales (subsidiaries and joint ventures) £3,842 million (2005 – £3,823 million)
Combined sales of subsidiaries and share of joint ventures totalled £3,842 million compared with £3,823 million in 2005. Excluding the impact of currency, acquisitions and divestments the increase was £38 million (1.0%) with good demand in Driveline's Chinese operations and strong growth in Chassis Systems Ltd and Emitec, both of which form part of our Other Automotive activities.

Sales of subsidiaries £3,634 million (2005 – £3,648 million)
Sales of subsidiaries were £3,634 million compared with £3,648 million in 2005, a reduction of £14 million. Excluding the impact of currency translation, acquisitions and divestments there was an increase of £2 million.

In Automotive businesses, sales of £2,608 million compared with £2,711 million a year earlier, largely reflecting the negative impact of currency (£23 million), the net impact of divestments, acquisitions and changes in status (£33 million) as well as weakness in demand during the third quarter in both North America and Western Europe which extended into the fourth quarter in North America. Underlying sales were down by £47 million (1.8%).

OffHighway sales improved to £331 million from £310 million in 2005. The impact of both 2005 and 2006 investments was £25 million and, excluding these and the adverse impact of currency (£2 million), sales were slightly lower in largely static agricultural markets in both Europe and North America.

Aerospace sales increased to £695 million from £627 million in 2005. The impact of Stellex which was acquired in September was £21 million and, excluding this and currency (£4 million negative), the improvement was £51 million with strong demand in both civil and military markets and a number of new programmes coming on stream.

Management trading profit (subsidiaries and joint ventures) £263 million (2005 – £243 million)
The aggregated trading profit of subsidiaries and our share of joint ventures was £263 million, an increase of £20 million (8.2%). The impact of currency, acquisitions and divestments was small and excluding these factors the increase was £19 million (8.0%) reflecting good growth in joint venture profits as a consequence of higher sales. Margin improved to 6.8% (2005 – 6.4%), slightly below the target range.

Trading profit of subsidiaries £242 million (2005 restated – £229 million)
Group trading profit was £242 million compared with £229 million in 2005, an increase of £13 million (5.7%). The currency impact on the translation of overseas profits was small at £1 million negative. There was a net benefit of £2 million from 2005 and 2006 acquisitions and divestments and excluding these factors the increase was £12 million (5.4%).

Automotive companies' trading profit totalled £161 million compared with £165 million in 2005. The impact of currency was nil whilst the net effect of divestments and changes in status was £4 million negative. Excluding these factors profits were flat reflecting benefits of the previously announced strategic restructuring actions and other continuing productivity improvements offset by weak trading performance and reorganisation costs in Other Automotive subsidiaries. The margin of trading profit to sales was 6.2% (2005 – 6.1%).

OffHighway profit improved to £23 million from £20 million in 2005 with all of the increase coming from acquisitions. Excluding these and minor currency impacts, profits were £1 million lower, reflecting the sales pattern noted above. Margin was 6.9% compared with 6.5% in 2005.

Aerospace profit rose to £70 million from £54 million in 2005, largely as a result of the higher sales noted above and further productivity improvements. Margin improved to 10.1% from 8.6% in 2005.

Corporate and unallocated costs of £12 million (2005 – £10 million) represent stewardship, legacy, governance and compliance costs relating to the overall Group rather than individual businesses.

The overall margin of subsidiaries was 6.7% compared with 6.3% in 2005.

Sales
Total £3,842m



- Driveline 52%
- Powder Metallurgy 15%
- Other Automotive 6%
- OffHighway 9%
- Aerospace 18%

Including subsidiaries and joint ventures

Group	2006 £m	2005 £m
Sales		
Subsidiaries	3,634	3,648
Share of joint ventures	208	175
Total	**3,842**	3,823
Trading profit		
Subsidiaries	242	229
Share of joint ventures	21	14
Total	**263**	243
Return on sales	**6.8%**	6.4%

Strategic restructuring nears completion

Restructuring and impairment costs £74 million (2005 – £98 million)
During the year the Group neared the end of the strategic restructuring announced in the first quarter of 2004. This involved moving some 20% of Driveline production capacity from high cost, low growth economies to the low cost, high growth emerging markets of Eastern Europe, South America and Asia Pacific, together with further cost reductions and infrastructure changes in Powder Metallurgy in support of the recovery of that business, and overhead cost reductions elsewhere in the Group. Costs charged in the year totalled £63 million (2005 – £77 million) with £37 million (2005 – £46 million) in Driveline, £24 million (2005 – £28 million) in Powder Metallurgy and £2 million (2005 – £3 million) elsewhere.

The announcements of the concluding actions under the programme were deferred until early 2007. Those announcements have now been made and will result in a final charge to profit of approximately £37 million in 2007. This will bring the total cost of the programme to £277 million (including some £100 million of impairment charges) compared with the original estimate and the extension announced in December 2005 of some £260 million. The final expected benefits from the total programme of some £73 million per annum are slightly above those originally envisaged. Due to the timing of these actions, the full annualised benefit will now be realised slightly later with approximately 75% having been achieved by the end of 2006.

In addition, within our Automotive portfolio we have recognised an impairment of £11 million (2005 – £21 million) as current year performance and future projections were insufficient to support the carrying value of goodwill within one of the Asia Pacific Driveline businesses. The 2005 impairment charge covered a similar goodwill write-down of £11 million, and the £10 million impairment of the Sheepbridge UK cylinder liner fixed asset base.

Amortisation of non-operating intangible assets arising on business combinations £3 million (2005 restated – £1 million)
In accordance with IFRS 3, the Group has recognised intangible assets arising on businesses acquired in 2005 and 2006. The amortisation of non-operating intangible assets (e.g. customer contracts and relationships, trademarks and intellectual property rights) increased during the year as a result of the 2006 acquisitions of Stellex and Rockford.

Profits and losses on sale or closure of businesses £5 million (2005 – £1 million)
The profit on sale of businesses of £5 million (2005 – £1 million) arose from the disposal of the Group's controlling interest in Fujiwa for a consideration of £15 million, all of which was received in cash in the year. The 2005 profit of £1 million related to earn out profits of a prior year divestment.

Changes in the fair value of derivative financial instruments £33 million credit (2005 – £33 million charge)
The Group enters into foreign exchange contracts to hedge much of its transactional exposure, including that between Group companies. At 1 January 2006 the net fair value of such instruments was a liability of £14 million and at the end of 2006 the figure was an asset of £27 million.

Transactional hedge accounting has been applied to a small proportion of these transactions in 2006 and not at all in 2005. Where transactional hedging has not been applied, the difference of £39 million has been credited (2005 – £43 million charged) separately as a component of operating profit. This has been partially offset by the reduction in value of £5 million (2005 – £9 million credit) in embedded derivatives in Aerospace supply contracts and £1 million (2005 – £1 million credit) in commodity hedges in Powder Metallurgy, leaving a net credit of £33 million (2005 – £33 million charge).

Operating profit £203 million (2005 – £98 million)
Operating profit of £203 million compared with £98 million in 2005, reflecting the movements discussed above.

Post-tax earnings of joint ventures £17 million (2005 – £10 million)
The increase of £7 million in the Group's share of post-tax earnings of joint ventures arose largely at the pre-tax level as a consequence of improved profitability in Driveline's Chinese joint ventures which benefited from higher market demand; at Chassis Systems, the joint venture established with Dana in 2002, which is now running at full production; and at Emitec, where sales improved as a consequence of the legal requirement in Germany to retrofit particulate filters to diesel powered vehicles.

Financing costs £38 million (2005 – £35 million)
Interest payable totalled £57 million (2005 – £61 million) and arose mainly on the £675 million bonds and £30 million debenture in issue. This was offset somewhat by interest receivable of £23 million (2005 – £48 million) which arose on short-term deposits together with the benefits of lower borrowing costs on foreign currency debt instruments used to hedge the Group's overseas investments. The year-on-year movement mainly reflected the contribution of £200 million to the UK pension scheme at the end of March, the increased cost of borrowing in US dollars and the costs of second half acquisitions.

Tax charge analysis	2006 %
Weighted average tax rates of major countries in which GKN operates	34
Benefits of GKN tax profile (tax losses and other factors)	(15)
2006 'cash tax' rate	19
Movement in provisions (2006 and prior years – net)	(7)
Deferred tax charge (net)	(4)
Tax charge as % of subsidiaries' underlying profit before tax	8

Management profit before tax of continuing operations – £m


240
200
160
120
80
40
0
2004
2005
2006

Other net financing costs of £4 million (2005 – £22 million) related to post-employment benefits. The reduction of £18 million was mainly a result of the injection of £200 million into the UK pension scheme noted above, combined with a higher level of assets in the fund at the beginning of 2006. Details of the assumptions used in calculating post-employment costs and income are provided in note 30 to the financial statements.

Profit before tax

Total profit before tax excluding restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on the sale or closures of businesses and changes in the fair value of derivative financial instruments of £221 million was £17 million higher than the £204 million (as restated) in 2005. After including these items, the figure for the year was a profit of £182 million (2005 – £73 million).

Taxation

The tax charge on underlying profits of subsidiaries of £204 million (2005 – £194 million) (i.e. before restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on the sale or closures of businesses and changes in the fair value of derivative financial instruments) was £17 million (2005 – £40 million) representing an 8.3% rate (2005 – 20.6%). The significant reduction in rate is due to a deferred tax credit arising on pensions (compared with a charge in 2005) combined with the benefits of recognising previously unrecognised deferred tax assets which were partly offset by a reduction in the impact of prior years' items.

GKN's tax strategy is aimed at creating a sustainable cash tax charge (which excludes deferred taxes and movements in provisions for uncertain tax positions and tax relating to restructuring, impairment charges and sale of businesses) that balances the shareholders' interest of minimising tax payments with the need to comply with the tax laws for each country in which we operate. In 2006 the cash tax charge was 19% and looking forward for the next two years it is likely that it will be at a similar level as we continue to make use of prior years' tax losses, incentives and deductions in the various countries in which we operate.

For 2007 and beyond, the reported tax rate is likely to be volatile, being influenced by the possible recognition of currently unrecognised deferred tax assets and the settlement of prior year items. These unrecognised, potential deferred tax assets principally relate to brought forward tax losses and pension deductions in the UK and US which, due to the structure of the Group and the geographic mix of profitability, have so far not been seen as realisable for tax purposes.

The total effective tax rate of subsidiaries was 3.0% (2005 – 22.2%).

Discontinued operations

There were no discontinued operations in the period.

On 16 January 2007 the Group announced its intention to withdraw from the manufacture of cylinder liners in Europe which is carried out by GKN Sheepbridge Stokes. The company accounted for approximately 80% of the 2006 Other Automotive segment result and its closure represents the cessation of a separate major line of business for this segment. The costs of closure together with the results to the date the business ceases, will be separately identified in the 2007 financial statements.

£100m
share buyback programme completed

Minority interests
Largely as a result of the sale of Fujiwa (in which there was a 40% minority interest) and the start up losses in the Chinese cylinder liner business (where there is a 41% minority interest) the share of profit relating to minority interests was nil compared with £4 million in 2005.

Earnings per share
Earnings per share were 25.0p (2005 – 7.7p). Before restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on the sale or closures of businesses and changes in the fair value of derivative financial instruments, the figure was 28.8p (2005 restated – 22.3p).

Cash flow
Operating cash flow, which GKN defines as cash generated from operations (£117 million; 2005 – £308 million) adjusted for capital expenditure (£230 million; 2005 – £229 million) and proceeds from the disposal of fixed assets (£13 million; 2005 – £9 million), was a £100 million outflow compared with an £88 million inflow in 2005. Included within the 2006 figure is the £200 million contribution to the UK pension scheme.

The outflow on working capital and provisions totalled £3 million (2005 – £15 million inflow) largely reflecting inventory increases relating to restructuring activities.

Capital expenditure (on tangible and intangible assets) totalled £230 million (2005 – £229 million). Of this, £197 million (2005 – £206 million) was on tangible assets representing property, plant and equipment and was 1.4 times (2005 – 1.5 times) the depreciation charge. This higher than normal ratio largely reflected the final stages of investment in emerging markets under the Group's strategic restructuring programme and is expected to reduce somewhat in 2007 as this programme is completed.

Expenditure on intangible assets totalled £33 million (2005 – £23 million) and mainly reflected initial non-recurring costs on Aerospace programmes following high levels of business activity which will underpin future performance.

Net interest paid totalled £33 million compared with £14 million in 2005 with the increase largely due to a combination of the £200 million paid into the UK pension scheme in March 2006, the increased cost of borrowing in US dollars, and the cash outflow relating to businesses acquired in the second half of the year.

Tax paid in the year was £31 million (2005 – £35 million).

Dividends received from joint ventures totalled £7 million (2005 – £6 million).

Free cash flow
Free cash flow, which is cash flow excluding acquisitions, share buybacks and currency translation but including capital expenditure and dividends paid, is a key performance indicator of the Group. Free cash flow for the year was an outflow of £246 million (2005 – £41 million) mainly due to the £200 million additional contribution to the UK pension scheme (2005 – £nil) and £57 million (2005 – £36 million) of expenditure on strategic restructurings. The Group's balance sheet remains strong and with continued recovery in our businesses it is anticipated that, following completion of the restructuring in 2007, cash generation should improve markedly.

Acquisitions and divestments
The net expenditure on acquisitions and divestments in the year was £113 million (2005 – £50 million) with the main elements relating to Rockford and Stellex.

Share buyback
During the year the Group completed the share buyback programme of £100 million initiated in October 2004, spending £40 million in purchasing 13.4 million shares. The shares have not been cancelled and 38.7 million shares were held in treasury at 31 December 2006.

Net borrowings
At the end of the year the Group had net debt of £426 million (2005 – £65 million). This included the benefit of £33 million (2005 – £50 million) customer advances in the Aerospace businesses which are shown in creditors in the balance sheet. The Group's share of funds in joint ventures was £3 million (2005 – £5 million borrowings).

Pensions and post-employment obligations
GKN operates a number of defined benefit and defined contribution pension schemes together with retiree medical arrangements across the Group. The total charge to trading profit in respect of current and past service costs of defined benefit schemes and retiree medical arrangements was £40 million (2005 – £35 million), whilst other net financing charges included in net financing costs were £4 million (2005 – £22 million).

The decrease in other net financing charges reflects the higher return on pension scheme assets from the increased level of assets at the start of 2006 and the £200 million contribution made to the UK pension scheme. Further information including asset, liability and mortality assumptions used is provided in note 30 to the financial statements.

UK pension obligations at 31 December – £m


500
400
300
200
100
0
2004
2005
2006

UK pensions
The UK defined benefit scheme is considered to be relatively mature since fewer than 5,000 of its 54,700 members are currently in service. As a UK defined benefit scheme, this is run on a funded basis with funds set aside in trust to cover future liabilities to members. Other than the £200 million contribution in March 2006, no further deficit payments were made in 2006. During 2007 an actuarial valuation of the scheme as at April 2007 will take place and a recovery plan for any deficit will be agreed by the Company and Trustees of the scheme once the valuation has been completed, superseding the previous schedule of contributions.

The charge relating to the UK defined benefit scheme reflected in trading profit in respect of current and past service costs was £19 million (2005 – £16 million), whilst other net financing credits included in net financing costs were £12 million (2005 – £5 million charge).

The deficit at £174 million (2005 – £449 million) was significantly lower than that at the end of 2005 as a result of the £200 million contribution noted above, higher asset values at the end of 2006 and the beneficial impact from higher yields discounting future liabilities. These were partially offset by a 30 basis point increase in inflation assumptions and strengthening longevity assumptions. Because of the size and profile of the scheme, longevity is reviewed annually against actual experience. During the year the assumption for the rate of future improvement in longevity was strengthened to beyond 'short cohort'.

Overseas pensions
The principal countries involved are the USA, Germany and Japan.

The charge to trading profit in respect of current and past service costs was £19 million (2005 – £17 million), whilst other net financing charges included in net financing costs were £12 million (2005 – £13 million).

The reduction in the deficit of £34 million to £311 million (2005 – £345 million) was largely as a result of the lower net present value of liabilities from increases in discount rates and higher than expected return on assets together with the favourable translation impact from the weaker US dollar.

Retiree medical
GKN operates retiree medical arrangements in the Americas and has a closed scheme in the UK.

The charge to trading profit in respect of current and past service costs was £2 million (2005 – £2 million), whilst other net financing charges included in net financing costs were £4 million (2005 – £4 million).

The deficit at £76 million (2005 – £91 million) was £15 million lower largely due to currency translation benefits and a higher discount rate.

Summary
In total, at 31 December 2006 the deficit was £561 million (2005 – £885 million) for the reasons stated above.

Shareholders' equity
Shareholders' equity at the end of 2006 was £892 million compared with £875 million at the end of 2005.

Proposed dividend
A final dividend of 8.7p per share is proposed. Together with the interim dividend of 4.1p, the total dividend for the year will be 12.8p, an increase of 4.9% over the equivalent figure for last year. The cash cost to the Group is some £90 million. The dividend is covered 2.3 times (2005 – 1.8 times) by management earnings (i.e. before the impact of restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on the sale or closures of businesses and changes in the fair value of derivative financial instruments). Had the 2005 tax rate of 21% applied in 2006, the dividend would have been covered 2.0 times by earnings.

The proposed full year dividend of 12.8p per share represents an increase of 5% over 2005 and reflects our continuing confidence in the future.


4X4



Automotive: World leaders

GKN is a leading supplier to the global automotive industry operating from engineering and manufacturing facilities located across the world. It can count all major manufacturers of cars and light vehicles among its customers.

Automotive comprises:
DRIVELINE
POWDER METALLURGY
OTHER AUTOMOTIVE

Automotive sales:
£2,813m



Automotive profit:
£182m



Detroit, Michigan in the USA. GKN Driveshafts' Staff Application Engineer Russ Duncan (far left) and Development Engineer Eric LaMothe with three new vehicles, each of which uses GKN's new constant velocity jointed propshaft technology.

Left to right: Dodge Ram 1500, Dodge Dakota and Dodge Durango. Eric is holding the PX1-41M CVJ propshaft, which utilises the Group's new countertrack™ constant velocity joint technology and which is used specifically on the Durango.

Automotive

Markets

Approximately 70% of GKN's combined sales of subsidiaries and joint ventures are to the world's passenger car and light vehicle markets and production in these markets is a key driver of Group performance. The global trend in production from 1990 through to a forecast for the period 2007-2011 depicts a compound annual growth rate of 2.6%.

Within this global picture, future growth is likely to vary significantly by region with generally stable production in the mature markets of Western Europe, North America and Japan and strong increases in the emerging markets of Asia Pacific, South America and Eastern Europe. This pattern was evident in 2006.

Western Europe

In Western Europe overall production in 2006 was 15.8 million compared with 16.0 million in 2005, a reduction of approximately 1%, most of which occurred in the third quarter of the year. There were increases in Italy (16%) and Germany (2%) but those were more than offset by reductions in France (7%) and the UK (8%).

North America

North American production in 2006 was 15.3 million, a reduction of 2.5% from the 15.7 million in 2005. Within the overall figure there was again a significant change in market share with DaimlerChrysler, Ford and General Motors continuing to lose market share to foreign manufacturers.

Emerging markets

Asia Pacific (excluding Japan where the year-on-year increase in production was 3% to 10.8 million vehicles) showed very significant growth. In China, production of 6.6 million vehicles was 26% above 2005, while production in India rose by 11% to 1.6 million. China now produces more vehicles than Germany, the largest European market.

In Brazil, the production increase of 2.5% was also ahead of that in the more mature markets noted above.

Market trends in 2007

The current view of Global Insight Inc, a leading economic forecaster, is for similar conditions to prevail in 2007 with Western Europe and North American production essentially flat, a more modest increase of 15% in China and improvements in India and Brazil at 11% and 6% respectively.

Input costs

The major costs in our Automotive businesses are labour, steel (either as scrap, bar or purchased steel based components), other metals including copper, nickel and molybdenum and other materials such as grease. There has been significant volatility in many raw material prices over the last two or three years which has exacerbated the pressure on margins. Our close relationships with customers and continuing emphasis on technical development and productivity improvement, together with the restructuring initiatives already noted, have enabled us largely to mitigate these and, notwithstanding their impact, we remain committed to achieving our targeted margins.

Global light vehicle production – '000s
Compound Annual Growth Rate (CAGR) 1990-2011 – 2.6%


77,000
72,000
67,000
62,000
57,000
52,000
47,000
42,000
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11
– Total – CAGR

Source: Global Insight

Western European light vehicle production – million units


9.0
7.5
6.0
4.5
3.0
1.5
0
1st Half
2nd Half
2005 actual 2006 actual 2007 forecast

Source: Global Insight

North American light vehicle production – million units


9.0
7.5
6.0
4.5
3.0
1.5
0
1st Half
2nd Half
2005 actual 2006 actual 2007 forecast

Source: Global Insight

Emerging Asia* light vehicle production – million units


6.0
5.0
4.0
3.0
2.0
1.0
0
1st Half
2nd Half
2005 actual 2006 actual 2007 forecast

*India, Thailand, China and Malaysia

Source: Global Insight

GKN Driveline

GKN Driveline designs, builds and supplies the most extensive and widely used range of driveline components in the automotive industry. It covers every application from entry level front wheel drive vehicles to the most sophisticated four wheel drive vehicles.

Driveline sales by region of origin



- Europe 49%
- Americas 26%
- Rest of the World 25%

including subsidiaries and joint ventures

GKN Driveline specialises in the manufacture of components for light vehicle drivelines (defined as the components that transfer torque between a vehicle's transmission and its driven wheels). These include geared components (transfer cases, power transfer units and final drive units), torque management devices (TMDs) and driveshafts (propshafts for longitudinal power transmission and sideshafts for lateral transmission). The Driveline segment comprises GKN Driveline Driveshafts (GKN Driveshafts), GKN Driveline Torque Technology Group (TTG) and other smaller Driveline businesses.

The customer base is broad and includes virtually all major vehicle manufacturers on a worldwide basis.

GKN Driveshafts
GKN Driveshafts is the global leader in the production of constant velocity jointed (CVJ) products for use in light vehicle drivelines. The majority of CVJs are used in sideshafts for front wheel drive, rear wheel drive and four wheel drive vehicles; CVJ sideshafts are required for every driven axle with independent suspension. Some, but not all, longitudinal propshafts are also fitted with CVJs.

In 2006, based on internal estimates, GKN Driveshafts' businesses, including its joint ventures, produced approximately 40% of CVJs for the global light vehicle market. The market share of the next largest independent producer is estimated to be less than half this level with around 24% of CVJs produced by VMs' (Vehicle Manufacturers) in-house operations. The strong order win rate achieved during the year continues to underpin our market share.

GKN Driveshafts manufactures CVJs and related products in 21 countries across all major vehicle producing regions of the world and has enjoyed considerable success in developing markets, with strong market shares of some 84% in South America and 51% in the developing Asia Pacific region (excluding Japan and South Korea).

GKN Driveshafts is also one of the largest suppliers of premium propshafts, which we define as those propshafts with sophisticated joints, materials or other features. We estimate that in 2006 premium propshafts represented approximately 37% of global light vehicle propshaft demand, or some 11 million propshaft assemblies. GKN Driveshafts' share of this segment was in the region of 21%.

Torque Technology Group
TTG develops and manufactures a broad range of driveline products which deliver power to a vehicle's wheels and manage that power to control the dynamic performance of the vehicle.

The TTG product range includes geared components and TMDs. Geared components include products enabling the distribution of power on all wheel drive/four wheel drive (AWD/4WD) and two wheel drive (2WD) vehicles and include power take-off units (PTUs), final drive units (FDUs) and differentials.

Driveline's strength in emerging markets

South America


Transejes Transmisiones Homocinéticas de Colombia SA
GKN do Brasil Ltda
GKN do Brasil Ltda
GKN Driveline Uruguay SA

GKN **84%**
CVJ market share

Asia Pacific


Jilin GKN Norinco Driveshaft
GKN Driveline Torque Technology (Shanghai)
Shanghai GKN Drive Shaft
GKN Driveshaft Chongqing
GKN Driveline (India)
Taiway
GKN Driveline (Thailand)
GKN Driveline (India)
GKN Driveline Malaysia
GKN Driveline Singapore

GKN **51%**
CVJ market share (excluding Japan and South Korea)





Far left: A Mitsubishi Pajero, equipped with GKN's lock-up helical limited slip differential and viscous coupling, negotiates a 50 degree incline during testing at the Group's Tochigi proving ground in Japan.

Left: Detail of GKN front sideshaft with constant velocity joint for the Audi A6. GKN's largest business is the supply of the constant velocity jointed sideshaft which is fitted to more than 80% of all cars and light vehicles.

TMDs are mechanical (passive) or electro-mechanical (active) devices that improve vehicle performance and handling by controlling the flow of torque throughout the driveline.

Geared components, which are sold principally in the Asia Pacific region but increasingly in the Americas and Europe, currently account for approximately half of TTG's annual sales. Our products are well positioned to benefit from continued growth above overall market levels as VMs increasingly introduce new 'crossover' vehicles that combine four wheel drive with car-like dynamics, comfort and improved fuel economy. We also see substantial opportunities for continued development of our differentials business.

GKN offers a complete range of TMD solutions as both stand-alone and integrated devices to VMs and to certain tier one suppliers. We estimate that in 2006 GKN supplied approximately 14% of TMDs for light vehicle applications globally. Sales volumes of our electronically controlled coupling devices (ETM and EMCD) are expected to increase progressively, building upon our established passive product range which includes the Viscodrive and Super LSD product families.

Other Driveline businesses
Other Driveline businesses operate manufacturing plants, warehouses and service facilities throughout Europe and provide a comprehensive range of new and remanufactured sideshafts and other components for the passenger vehicle aftermarket. They also provide services to repair and replace heavy truck and other industrial propshafts, as well as engineering, producing and selling low volume, highly specialised propshafts and driveline components for non-automotive applications such as industrial, marine, defence and all terrain vehicles.

Divisional strategy
Key long-term drivers in Driveline's markets are customer demographics, safety legislation, rising global fuel consumption, and rapidly growing global mobility which is forecast to result in emerging markets continuing to provide the growth in new vehicle demand. Overall this is likely to lead to some slowing of growth in the 4WD/AWD markets (with reductions in North America but increases elsewhere), increasing penetration of AWD on smaller vehicles, and some consumer shift from 4WD to AWD.

Divisional strategy recognises the different stages of development of the key Driveshafts, TTG and Other Driveline businesses.

GKN Driveshafts, which as noted above already has a high market share, aims to achieve profit growth through:

- maintaining technological leadership by focused product development;
- expansion in emerging markets both through overall market growth and by leveraging existing relationships with both global and local VMs;
- low cost, high quality manufacturing on a global basis; and
- selective business acquisitions where they are complementary to our core competencies, including outsourcing of CVJ manufacture by VMs.

TTG is focused on growth and aims to generate increasing shareholder value by:

- extending its position in global AWD/4WD markets, to deliver growth in core general products;
- leveraging product technology and vehicle engineering skills to maintain leadership in TMDs, largely for AWD applications;
- capitalising on opportunities in high volume differentials for 2WD vehicles;
- increasing margins to the average level of Driveline as a whole; and
- pursuing acquisition opportunities to strengthen market positions in core products and in adjacent product markets which can benefit from our technology.

Our Other Driveline businesses are focused on developing and growing sustainable and value creative niches for our Driveline technologies.

2006 Highlights
Driveline subsidiaries' sales in the year totalled £1,906 million compared with £1,993 million in 2005. The negative impacts of currency translation and acquisitions and changes in status in 2005 were both small at £17 million and £3 million respectively, while the divestment of Fujiwa, the Chinese non-core casting business, in March led to a reduction of £30 million. The underlying decrease of £37 million (1.9%) was mainly a consequence of weak third quarter demand in a number of major markets and lower US production in the fourth quarter. The strength of business wins over the last two years should support the resumption of top line growth in 2008.

Against this reduction, the share of joint venture sales (which are not consolidated in the Group income statement but are set out in note 12 to the financial statements) was £113 million compared with £104 million in 2005, with the underlying increase £9 million (8.7%). This arose mainly in the Chinese companies where revenue rose by some 26% fuelled by growth in the overall market. The combined underlying sales of Driveline subsidiaries and joint ventures fell by £26 million (1.3%).

Trading profit of subsidiaries of £140 million compared with £155 million in 2005. Excluding the impact of currency, acquisitions and divestments, the reduction was £11 million (7.3%), all of which arose in the second half of the year as a result of the sales reductions noted above and a spike in raw material costs. Return on sales in the year was 7.3% (2005 – 7.8%) compared with the target of 7% to 9%. Although limited improvement is expected in 2007, the restoration of top line growth in Driveshafts, new business wins in TTG and the benefit of prior years' restructuring actions are expected to result in stronger improvement in future years. Return on invested capital was 17% (2005 – 18%) against the target of 12%.

The share of trading profit of joint ventures increased by £2 million, with improvement in China offset by some reduction in Taiwan where sales fell sharply in a weak market. Divisional profit of subsidiaries and joint ventures reduced to £153 million from £166 million in 2005, with the underlying decrease £9 million (5.6%).

Charges in the year in respect of the strategic restructuring programme announced in 2004 to move productive capacity from high cost, low growth mature markets, to lower cost, high growth emerging markets totalled £37 million (2005 – £46 million). The final stage of the programme was announced in early 2007 and the cost of approximately £29 million will be charged in the 2007 accounts.

Capital expenditure on tangible assets in the year totalled £98 million (2005 – £115 million) and was 1.3 times (2005 – 1.5 times) depreciation. This reduction largely reflected the phasing of spending relating to the restructuring programme and a further fall, to around 1.2 times, is anticipated in 2007.

Driveline	2006 £m	2005 £m
Sales		
Subsidiaries	**1,906**	1,993
Share of joint ventures	**113**	104
Total	**2,019**	2,097
Trading profit		
Subsidiaries	**140**	155
Share of joint ventures	**13**	11
Total	**153**	166
Return on sales	**7.6%**	7.9%

75%
of all available CVJ driveshaft business won during 2006

The division continued to invest significantly in research and development and spent £63 million (2005 – £71 million) in the year, all except £1 million of which was charged to operating profit. The reduction resulted from a restructuring of the engineering development function following a regional re-alignment and the introduction of an advanced global design software package. In GKN Driveshafts there was continued interest in the crosstrack™ and countertrack™ CV jointed half shafts which were launched in 2005. The first production contract for Chrysler commenced in the year and a number of other programmes are expected to begin in 2007. In TTG there was significant progress in the development of Electronic Torque Vectoring (ETV) which enhances vehicle safety and security by managing the application of torque to the driven wheel. ETV units will be fitted to a volume programme which will be launched in 2008; a joint development programme has been agreed with a technology-led customer; and a strategic partnership has been established with a view to integrating ETV with ESP (Electronic Stability Program).

As noted earlier, TTG completed the disposal of non-core operations in China and the closure of a facility in Japan, bringing to a close the major restructuring envisaged when Tochigi Fuji Sangyo was acquired in 2004. The costs of these actions have been absorbed in trading profit. Although the disposal of the Chinese operation is temporarily margin dilutive, this has been more than offset in the period by the £5 million profit on sale which is reported separately in the income statement.

During the year, GKN Driveshafts won some 75% of all available (i.e. externally sourced) CVJ driveshaft business which represents approximately 57% of the total available market, i.e. including in-house manufacture. This win rate underpins the anticipated restoration of top line growth from 2008 onwards. Similarly, TTG won new business worth £55 million at annualised rates, providing a sound base for future growth.

Innovation in Torque Technology

GKN Torque Technology's innovative Electronic Controlled Torque Manager (ETM) is proven as an actively controlled coupling in on demand and full time all wheel drive drivelines as well as in axle applications. ETM's direct actuation method provides a most responsive and controllable, electronically controlled driveline and axle coupling.



Powder Metallurgy

GKN is a world leader in powder metallurgy, a technology which can produce vehicle parts more efficiently and at less cost than conventional processes such as casting or forging.

Powder Metallurgy sales by market



- Sintered products – Sinter Metals 87%
- Metal Powder – Hoeganaes 13%

Sinter Metals sales by region of origin



- Europe 46%
- Americas 49%
- Rest of the World 5%

GKN's Powder Metallurgy business has two elements: GKN Sinter Metals which produces sintered components and GKN Hoeganaes which produces metal powders. They are largely iron based, although growth is also being seen in the use of aluminium and other alloys.

GKN Sinter Metals
Although market statistics are somewhat imprecise due to the significant number of small producers, GKN estimates that it has in the region of 16% global market share in the sintered product business with sales mainly to major automotive and industrial original equipment manufacturers and first tier suppliers.

Component production takes place in the Americas, Europe, South Africa and Asia Pacific with the highest sales growth rates for 2007 in the Americas and the Asia Pacific region. GKN Sinter Metals is significantly larger than any of its competitors and as such is well placed to drive technology leadership in product and process through the leverage of global resources. This global manufacturing footprint continues to develop with the establishment of further operations in India and China to support new business secured in both local and other markets.

GKN Hoeganaes
GKN Hoeganaes produces principally ferrous based metal powder, the raw material for ferrous based sintered components. It is the largest producer of metal powder in North America with more than 50% market share. It has also continued its development outside the US, particularly through growth in Europe due to increased usage by GKN's own sintering companies in this region. Approximately 50% of powder produced by Hoeganaes is shipped to external customers, mainly in the USA, and accounts for some 13% of the Powder Metallurgy division's sales.

Growth in the powder metallurgy market is expected to continue, fuelled primarily by substitution for cast or forged components. External forecasts for the sintered component market anticipate an increase from approximately $6 billion in 2005 to around $9 billion in 2015, a compound annual growth rate of some 4%. In addition, technology advances are expected to open up new product applications which should lead to growth above this level.

Divisional strategy
Both operations share a similar strategy which aims to capitalise on the substitution of sintering in place of other methods of manufacture and on the growth of production in emerging markets.

Over the past two years GKN Sinter Metals has focused on maintaining the profitable expansion of its European sintering business whilst returning its US operation to profitability following a number of years of heavy losses. It has also sought to establish a global world class operational footprint. Hoeganaes has focused on growing profitability in its European business, improving operating performance in North America and developing its business cost effectively in the rapidly growing Asia Pacific market. With good progress now achieved in each of these areas, particularly the return to profitability in Sinter North America, the division has a medium-term goal to achieve profit margins at the higher end of those in the GKN Automotive business overall and to increase top line growth in the range of 6% to 8% annually.

The division aims to achieve this through:

- product and process technology leadership to increase the available market and overall technical competitive advantage;
- customer base diversification, particularly in Asia, so reducing the dependency on a number of customers in the US;
- broadening the manufacturing footprint in a cost effective way, particularly through the expansion of facilities in the Asia Pacific region; and
- continuing operational improvement through the implementation of worldwide best practice and continuous improvement through the GKN Lean Enterprise programme, focused on both manufacturing and business processes.

US Sinter returns to profitability

Sinter wins record levels of new business to underpin future growth

2006 Highlights
Sales in the year were £582 million compared with £588 million in 2005, with the reduction all due to the adverse impact of currency on translation. North American sales were significantly weaker as a result of market share reductions of major customers and, in particular, their production cut-back in the third and fourth quarters of the year. These reductions were fully compensated by increased sales in Europe and the Rest of the World with new programmes coming on stream from a variety of automotive and other industrial customers. As a consequence, the geographical balance of the division has moved with some 54% of Sinter Metals' and 48% of the total divisional sales arising outside North America. This trend appears likely to continue, particularly as emerging market demand increases.

Notwithstanding the flat overall sales, trading profit improved to £31 million from £12 million in 2005. This was as a result of additional margin from the improved volumes in Sinter Europe, combined with improved operating efficiencies and lower overhead costs in the US Sinter business which moved into profit in the year following four years of losses. There was also increased profitability at Hoeganaes as steel scrap prices moderated somewhat compared with 2005 and from the benefit of some favourable copper and nickel contracts. The divisional margin for the year was 5.3% compared with 2.0% in 2005. We expect to see further progress in 2007 from sales revenue increases as a result of business wins in earlier periods.

Return on capital employed in the period was 7% (2005 – 3%) against the target of 12% and, although there was improvement in the year, the failure to achieve target reflected the low level of profitability in the US Sinter operations.

Restructuring costs and asset impairment in 2006 totalled £24 million (2005 – £28 million), which related to the closure of three North American, one UK and one German plant. At the same time two new plants were opened in China. One final closure has been announced in February 2007 leading to a charge of some £8 million in the year and this will accelerate the benefits arising from this programme.

Capital expenditure on tangible fixed assets in the period totalled £49 million (2005 – £43 million) with depreciation of £28 million (2005 – £27 million). The ratio of 1.8 times (2005 – 1.6 times) was again higher than normal, as new capacity was installed both in emerging markets and ahead of new manufacturing programmes in North America and Europe. A significant reduction to around 1.2 times is estimated for 2007.

Expenditure on research and development totalled £5 million (2005 – £6 million) with a heavy emphasis on increasing density and improving surface finish of sintered components through advances in both material and production technology. As a consequence a number of components are under test with customers and, if successful, have the potential to open up new product segments to the business.

Once again there were significant new business wins in the year in all regions which totalled approximately £120 million at annualised rates and support the targeted sales growth of 6% to 8% from 2007 onwards.



GKN Sinter Metals' new plant at Pune in India – the business' third at that location. This latest plant has been built to provide additional capacity for Sinter Metals' growth strategy in India, an important part of GKN's ambition to build its presence in the world's high growth economies.

Left to right: Srini V Srinivasan, Anand Soman, Dayasagar Mrig and Narsi L Chandrachud.

Other Automotive

Other Automotive	2006 £m	2005 £m
Sales		
Subsidiaries	120	130
Share of joint ventures	92	67
Total	212	197
Trading profit		
Subsidiaries	(10)	(2)
Share of joint ventures	8	3
Total	(2)	1
Return on sales	n/a	0.5%

Our Other Automotive subsidiary activities, which are predominantly UK based, but with facilities in the US and China, manufacture structural components, chassis and engine cylinder liners for the passenger car, sports utility vehicle (SUV) and light vehicle and truck markets in Western Europe and the US. Customers include vehicle manufacturers and engine makers. We also have a 50% stake in Chassis Systems Ltd (CSL) which manufactures structural components for Land Rover in the UK and in Emitec which manufactures metallic substrates for catalytic converters in Germany and the USA.

Divisional strategy
Our Other Automotive businesses aim to create sustainable value through maintaining technology strengths and driving a cost effective manufacturing base that will allow them to take advantage of opportunities for growth in their specific regional or global markets.

Through our investment in Emitec and in conjunction with our partner, Siemens, we aim to create increasing and sustainable value through the global application of Emitec's metallic substrate technology to meet increasingly stringent emissions legislation in petrol and diesel automotive, truck and two/three wheel vehicle applications.

2006 Highlights
Sales of subsidiaries in the year of £120 million were £10 million (7.7%) below 2005, primarily reflecting lower sales in automotive and truck markets.

The share of sales of joint ventures increased from £67 million to £92 million as CSL moved into full production and Emitec benefited from higher demand in Germany. The combined sales of subsidiaries and joint ventures were £212 million compared with £197 million in 2005 with an underlying increase of £16 million (8.2%).

There was a trading loss for the year in subsidiaries of £10 million compared with £2 million loss in 2005. This largely related to GKN Sheepbridge Stokes, our UK cylinder liner business, and included £3 million of redundancy and reorganisation costs as well as start-up losses in the recently formed Chinese cylinder liner operation. These were partially offset by profits of £4 million on property disposals within the segment. Underlying trading profit in both the UK cylinder liner and structural component companies also declined, with the impact of lower sales levels exacerbated by energy cost increases.

Losses at GKN Sheepbridge Stokes remained intractable and in January 2007 the closure of this business was announced, leading to our complete withdrawal from cylinder liner manufacture in Europe. It is expected that closure will be completed by September 2007 and that trading losses and closure costs will total approximately £10 million.

The Chinese business ended the year close to break even and is expected to move into modest profit in 2007.

Within joint ventures, trading profit showed a sharp increase from £3 million to £8 million as a consequence of the sales increases noted above. Taking joint ventures and subsidiaries together, there was a trading loss of £2 million (2005 – profit £1 million).



GKN OffHighway's acquisition of Rockford Powertrain in 2006 expanded the Group's presence in the US construction industry. Here Rockford's Steve Marshall (top), Tom Corcoran (below left) and Hermann Kampling stand beside a Caterpillar 988H wheel loader which uses Rockford driveshaft technology and GKN wheels.

OffHighway: Growing presence

GKN is one of the world's leading suppliers to the agricultural and construction equipment industries. GKN OffHighway has a long established position in Europe and North America, has grown in Latin America, expanded into China and is extending its presence in the construction sector.

OffHighway sales
by market



- Agriculture – Europe 40%
- Agriculture – North America 15%
- Construction 29%
- Industrial Machinery 16%

OffHighway sales
by region of origin



- Europe 72%
- Americas 28%



All of the 550 strong workforce of Liuzhou Steel Rim Factory in Southern China joined with senior GKN executives to celebrate GKN OffHighway's acquisition of the business in 2006.

OffHighway designs and manufactures steel wheels and driveline systems for the global agricultural, construction and industrial machinery sectors. During 2006, approximately 55% of its sales were to the agricultural market, 29% to the construction equipment market and the balance to the industrial machinery market. The wheels operation accounts for over 50% of divisional revenue and has around a 30% market share in North America and 50% in Western Europe. In power take-off (PTO) shafts, which account for around 25% of sales, market shares are 29% and 50% in those regions.

Major customers include John Deere, Case New Holland and Caterpillar with a large percentage of sales going to a wide range of component users.

Agriculture
In Europe (40% of divisional sales), the overall agricultural machinery market in 2006 was essentially level with 2005, with German demand remaining strong and France showing the first signs of recovery.

In North America (15% of divisional sales) markets softened somewhat during the year as farm incomes fell as a consequence of lower government support and sharply higher input costs.

Industry forecasts for 2007 are for stable European demand across all product groups but some further reduction in North America driven by lower demand for tractors and combine harvesters. However, US commodity prices, in particular corn, are relatively strong and this may support demand.

Construction
The European construction machinery market remained solid throughout the year with no sign of any major changes in the short term.

In the US, demand for heavy construction equipment for mining and road building was strong throughout the year. In the light construction market, however, following a good first half, second half demand declined as a result of the reduction in the US house building programme. Looking to 2007, some further weakening appears possible in housing related equipment with level demand elsewhere.

Industrial machinery
This sector (16% of divisional sales) includes products for the material handling and other industries. Demand in 2006 was flat and the outlook for 2007 is for little or no change.

Input costs
The cost structure in OffHighway is similar to Automotive with the major costs being steel, energy and labour. In general, the business has been successful in mitigating fully the effect of steel price increases during a period when end markets for both agricultural and construction equipment have been generally firm.

Divisional strategy
OffHighway's strategy is to achieve growth whilst at the same time reducing its dependence on the Western European agricultural market and increasing its exposure to the global construction market by:

- new product development in existing businesses;
- supporting original equipment manufacturers as they relocate production to emerging markets in Eastern Europe, Asia Pacific or South America; and
- the acquisition of businesses in adjacent product areas or different regions.

2006 Highlights
Sales in the year were £331 million compared with £310 million in 2005. There was a £2 million reduction from currency translation and a benefit of £25 million from 2005 and 2006 acquisitions. The small underlying decrease of £2 million (0.6%) mainly reflected the softer agricultural market conditions noted above.

Trading profit of £23 million was £3 million above 2005 with all of the improvement from acquisitions. The underlying result was £1 million below last year reflecting a modest increase in the wheels business on slightly higher sales, and a lower result in driveline systems which suffered more from decline in North American demand.

Margin in the year increased to 6.9% from 6.5% in 2005. Return on invested capital was 16% compared with 17% in 2005.

In line with its strategy, the division made a number of acquisitions during the year. The most significant of these was Rockford which was completed on 2 August. Rockford, which is US based, will give greater exposure to the world's construction markets. Other small European acquisitions were Cramer Kupplung (January), and Hytecomp (June). In November, as part of the strategy to expand our global footprint, Liuzhou Steel Rim Factory in China was acquired. In total, acquisitions in the year contributed £20 million of sales and are expected to generate revenue of approximately £50 million in 2007.

Capital expenditure on tangible fixed assets of £10 million (2005 – £10 million) was 1.3 times (2005 – 1.3 times) depreciation.

Top line growth is expected in 2007 from the full year impact of 2006 acquisitions, a number of business wins during the year and opportunities provided by greater exposure to the construction industry.

Aerospace:
Making a difference

GKN Aerospace operates from technology, engineering and production centres in the Americas, Europe and Asia Pacific. Our technologies are making an important contribution to the performance of a new generation of civil and military aircraft and engines.

Aerospace comprises:
AEROSTRUCTURES
PROPULSION SYSTEMS
SPECIAL PRODUCTS

Aerospace sales:
£695m



Aerospace profit:
£70m





Rebecca Siers is Continuous Improvement Director at GKN Aerospace's operations in Alabama in the US. She is one of a growing cadre of specialists at the forefront of GKN's global drive for a Lean Enterprise culture and is deeply involved in the application of continuous improvement techniques in Alabama which has increased output by 150% in three years. Alabama is home to one of GKN Aerospace's major programmes – production of the world's first composite fan containment case for a large jet engine. Behind Rebecca is one of the five main winding jigs which produce the case for the General Electric GEnx engine which will power the Boeing 787.



Aerospace

Aerospace sales by market



■ Military 58%
□ Civil 42%

Aerospace sales by region of origin



■ Europe 35%
□ Americas 62%
■ Rest of the World 3%

Products and markets
GKN Aerospace is a global first tier supplier of airframe and engine structures, components, assemblies and engineering services to aircraft prime contractors and operates in three main product areas: aerostructures, propulsion systems and special products. At the end of 2006, the split of business by sales revenue was approximately 50% aerostructures, 30% propulsion systems and 20% special products. The aftermarket business spans all three and equates to approximately 15% of overall revenues.

As a leader in the design and manufacture of advanced composites, transparencies and complex metal structures at the component and assembly level, GKN Aerospace serves all the major airframe and engine original equipment manufacturers. Products and services are provided to both fixed wing and rotary wing manufacturers, with some 60% of sales in the US. Following the acquisition in September of Stellex, which brought increased exposure to the civil market, current annualised sales are approximately 58% to military and 42% to civil customers.

The overall aerospace market was buoyant, with sustained strength in both the military and civil sectors. Airbus and Boeing delivered in aggregate 832 aircraft in 2006, up from 668 in 2005. The civil sector is firmly into an upswing and is likely to experience strong short-term growth. Military demand is largely driven by US defence spending and is likely to remain solid. Good growth also exists in the business aircraft, light jet and rotorcraft markets.

Within these markets, there is continuing growth in demand for lightweight materials and advanced composites and complex titanium structures.

Input costs
The most significant raw material costs are composite materials and titanium. The use of long-term supply agreements has, to a large extent, secured both supply and price. In many cases sales contracts contain arrangements for the automatic adjustment of prices if input costs change.

Divisional strategy
GKN Aerospace's strategic priorities are to:

- continue to increase exposure to the commercial sector and aftermarket opportunities through organic growth and acquisitions;
- establish meaningful positions on future defence and commercial platforms;
- develop and expand the special products portfolio (such as ice protection);
- maintain technology leadership in composite and titanium structures; and
- complete focused acquisitions which build on existing competences.

2006 Highlights
GKN Aerospace sales were £695 million compared with £627 million in 2005. The impact of currency on translation was £4 million negative while acquisitions added £21 million. The underlying increase of £51 million was 8.2% above 2005 and arose as a consequence of the overall strong markets and a number of new programmes coming into production.

Trading profit of £70 million was £16 million higher than 2005. Excluding the benefit from acquisitions of £2 million and the negative impact of currency of £1 million, the underlying increase of £15 million was 28.3% above 2005 as a result of higher sales and further productivity improvements. The aerostructures businesses performed well, helped by strong growth in composite sales, with the engine nacelles business also showing good growth. The transparencies business was also strong due to high demand for military spares.



Currently in development, the Boeing 787 airliner has already achieved significant sales success with more than 450 ordered. GKN Aerospace is successfully increasing its work on the 787 which is now worth $1.8 million per ship set to GKN.



Now in operational service and in series production, the Lockheed Martin F/A-22 Raptor utilises a wide range of metallic and composite technologies from GKN Aerospace. Each F/A-22 is worth $5 million to the Group.


Civil aircraft market 2005-2011
2005-2006 actual
2007-2011 forecast
by aircraft type US$ billion
90
75
60
45
30
15
0
05
06
07
08
09
10
11
Rotorcraft
Regional aircraft
Business jets
Commercial jet transports
Source: Teal


Military aircraft market 2005-2011
2005-2006 actual
2007-2011 forecast
by aircraft type US$ billion
36
30
24
18
12
6
0
05
06
07
08
09
10
11
Military helicopters
Trainers/light attack
Military transports
Fighters
Source: Teal

10%
margin achieved in 2006

Stellex acquisition increases exposure to civil market

Margins improved to 10.1% (2005 – 8.6%) in line with the target margin for the business.

Return on invested capital was 15% (2005 – 13%) compared with the divisional target of 12%.

In September 2006 the division acquired Stellex Aerostructures, a US based manufacturer of complex metal structure components. The acquisition increases our exposure to the civil aircraft market and brings with it significant positions on the Boeing 787 and 777 as well as the Lockheed Martin F35 (JSF). It contributed £21 million to sales in the year.

Capital expenditure on tangible assets in the year was £30 million (2005 – £32 million) which represented 1.4 times (2005 – 1.5 times) depreciation.

Capital expenditure on intangible assets totalled £27 million (2005 – £17 million) reflecting the high level of investment in new programmes.

In 2006, a number of new and incremental programmes were secured with Boeing, Northrop Grumman, Airbus, Lockheed Martin, Spirit Aerospace, Rolls-Royce and the US Air Force which will support sustained growth.

On the A400M, GKN Aerospace Cowes shipped the first two development sets of the advanced technology composite primary wing spars to the wing final assembly line at Airbus Filton. GKN's turnover on this programme, which has 177 orders from the partner nations plus a significant export potential, is £1 million per aircraft.

Going forward into 2007 the division continues to pursue a balanced portfolio and a number of new programmes are also being viewed as significant growth opportunities. The launch of the A350XWB, the naval UCAS and the CH53X are all examples of such additional opportunities.

Programme expansion is key in securing growth. During 2006, ship set values were expanded on a number of key strategic programmes including the Boeing 787 and Lockheed Martin F35 (JSF).

On the Boeing 787, with help from the Stellex acquisition, the ship set value has almost doubled to $1.8 million per aircraft with product participation that includes the ice protection system, floor structure assemblies, cabin windows, titanium structures and engine cases. Similarly on the Lockheed Martin F35 (JSF), GKN Aerospace now has more than $1.8 million per aircraft derived from airframe components, engine products and canopy.

Strong positioning over a broad range of aircraft and engine programmes provides the opportunity for solid growth in the future.

Financing and risk

This section describes the treasury, funding and liquidity management activities undertaken by GKN. It also summarises the financial and non-financial risks which GKN faces in its global operations.



Jayne Dore (left) and Helen Watton of GKN's treasury function in the UK studying foreign exchange trends. The global nature of GKN's operations means that its treasury specialists play a key role in managing the Group's foreign exchange risks and exposure.

Financing

Treasury management

GKN co-ordinates all treasury activities through a central function the purpose of which is to manage the financial risks of the Group as described below and to secure short and long-term funding at the minimum cost to the Group. The central treasury function operates within a framework of clearly defined Board-approved policies and procedures, including permissible funding and hedging instruments, exposure limits and a system of authorities for the approval and execution of transactions. It operates on a cost centre basis and is not permitted to make use of financial instruments or other derivatives other than to hedge identified exposures of the Group. Speculative use of such instruments or derivatives is not permitted.

The central treasury function prepares a formal twice yearly report to the Board, as well as formal monthly reports for the Finance Director and other senior executives of the Group. In addition liquidity, interest rate, currency and other financial risk exposures are monitored daily and the gross and net indebtedness of the Group is reported on a weekly basis to the Chief Executive and the Finance Director. The central treasury function is subject to an annual internal and external review of controls.

Funding and liquidity

The Group funds its operations through a mixture of retained earnings and borrowing facilities, including bank and capital markets borrowings and leasing. The relative proportions of equity and borrowings are governed by specific Board-approved parameters. These are designed to preserve prudent financial ratios, including interest, dividend and cash flow cover, whilst also minimising the overall weighted average cost of capital to the Group.

All the Group's borrowing facilities are arranged by the central treasury function and the funds raised are then lent to operating subsidiaries on commercial arm's length terms. In some cases operating subsidiaries have external borrowings, but these are supervised and controlled centrally. The Group's objective is to maintain a balance between continuity of funding and flexibility through borrowing at a range of maturities from both capital markets and bank sources. Bank borrowings are principally in the form of five year committed multi-currency bilateral revolving credit facilities that mature in 2010 with a group of relationship banks. There were no borrowings against these facilities as at 31 December 2006.

Capital market borrowings of £705 million include unsecured issues of £350 million 6.75% bonds maturing in 2019 and £325 million 7% bonds maturing in 2012, together with £30 million debenture stock of Westland Group plc, maturing in 2008, which is secured on assets of that company and certain of its subsidiaries.

At the year-end the Group had committed borrowing facilities of £1,085 million, of which £735 million was drawn. The weighted average maturity profile of the Group's committed borrowings was 8.8 years. This leaves the Group well placed to fund its strategic growth plans and to withstand any sudden changes in liquidity in the financial markets.

The Group also has access to significant lines of uncommitted funds which are used principally to manage day-to-day liquidity. Wherever practicable, pooling, netting or concentration techniques are employed to minimise gross debt.

At the year-end the Group had £163 million on deposit in the UK mainly held in money market funds or with banks at maturities of three months or less.

Financial resources and going concern

At 31 December 2006 the Group had net borrowings of £426 million. In addition it had available, but undrawn, committed borrowing facilities totalling £350 million.

Having assessed the future funding requirements of the Group and the Company, the Directors are of the opinion that it is appropriate for the accounts to be prepared on a going concern basis.

Risk

Financial risk

The Group is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. In the normal course of business, the Group also faces risks that are either non-financial or non-quantifiable, including country and credit risk.

The Group uses interest rate swaps, swaptions, forward rate agreements, netting techniques and forward exchange contracts as required to manage the primary market exposures associated with its underlying assets, liabilities and anticipated transactions.

Counterparty credit risk

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit risk is mitigated by the Group's policy of only selecting counterparties with a strong investment graded long-term credit rating, normally at least AA– or equivalent, and assigning financial limits to individual counterparties.

Interest rate risk

The Group operates an interest rate policy designed to optimise interest cost and reduce volatility in reported earnings. This policy is achieved by maintaining a target range of fixed and floating rate debt for discrete annual periods, over a defined time horizon. This is achieved partly through the fixed rate character of the underlying debt instrument, and partly through the use of straightforward derivatives (forward rate agreements,

Corporate responsibility: Living the Values

In everything it does and wherever it operates in the world, GKN is guided by well established Values. The GKN Code together with the promises we ask of each other provide a framework for the behaviour of all employees in the conduct of our business to ensure that we honour those Values.



Maria Mercedes de Paula (left) worked at GKN Driveline in Porto Alegre, Brazil for 23 years and has always been deeply involved in volunteer work. When she retired she became leader of the Casa dos Sonhos (Dream House) Foundation which provides educational and health assistance to disadvantaged people. GKN's Camila Guerreiro, a Communication Analyst (right), is one of the GKN Driveline team helping to maintain the Group's strong links with the Foundation. In 2006 GKN Driveline Porto Alegre won the Society and Community category in GKN's Group Excellence Awards.

Left to right: Our commitment to the Casa dos Sonhos Foundation is just one example of how GKN people across the world reach out to the communities around them. Cíntia Brenner, Communication Assistant (far right), is another member of the GKN Driveline Porto Alegre team working closely with the Foundation.









Corporate responsibility

GKN operates globally and it is therefore appropriate that our approach to corporate responsibility is global. Accordingly, this review covers all of our subsidiary operations worldwide. It also embraces our joint venture companies through an open exchange of information and ideas. Where practicable, performance data is collected from those companies. The performance data presented in this review has been the subject of self-certification together with some independent verification of data or data collection processes as described in this report.

Living the Values

GKN is guided by certain fundamental and enduring values which extend beyond the purely commercial aspects of its activities. These Values remain central to the way GKN operates and guide our relationships with all our stakeholders, whether they be our shareholders, employees, customers, suppliers or the communities in which we operate.

During 2006 the GKN Code, which reinforces the Values and provides a framework for the behaviour of all GKN employees in the conduct of our business, was launched across the Group. The Code is supported by a series of policies which underpin our vision on corporate social responsibility (CSR). Recognising the worldwide nature of our operations, the Code and policies were translated into the 25 languages of the Group. All Group companies and all employees have a responsibility to ensure that the Code is followed and the policies are complied with.

As part of the launch of the Code, each of GKN's 37,000 employees received a booklet in his or her local language and a standard presentation by local management, the centrepiece of which was 12 promises: six promises from GKN to each employee and six promises from each employee to GKN.

Together the promises distil the essence of the Code into behaviours which are relevant to Group employees, whatever their job and wherever they are located.

Our Values, the GKN Code and the supporting policies, and the Living the Values booklet are available on GKN's website.

CSR framework

Central to our CSR framework is the Governance and Risk Sub-Committee, chaired by Grey Denham, Company Secretary, which has responsibility for developing strategy for and providing oversight and direction on all matters relating to governance, risk management and CSR with a view to ensuring that all GKN businesses act as good corporate citizens and in accordance with GKN's Values. The Sub-Committee reports formally on an annual basis to the Executive Committee and to the Board. The Chief Executive is responsible to the Board for the Group's risk programmes, including the environmental and health and safety performance of the businesses.

The management of CSR-related risks is the responsibility of operational management supported by specialists within GKN. It also forms an integral part of the Group's overall corporate governance procedures and therefore this review should be read in conjunction with the corporate governance statement on pages 48 to 51. The management of risks associated with CSR issues is encompassed within the internal control procedures described in that section. As part of these procedures, Group companies are required to confirm that they operate in compliance with the GKN Code and the policies.

A summary of those risks which could have a material impact on the future financial performance of the Group is given on pages 33 to 35 of the business review.


Living the Values the GKN WAY
PROMISES FROM GKN TO YOU
We will support you through investment and training so we can build a high performance business by delivering superb customer service
We will help you develop your full potential and we will not tolerate any discrimination
We will care for you by providing a safe working environment
We will do what we can to minimise our impact on the environment
We are all part of a wider society and we will contribute positively to the communities of which we are part
If you have a problem we will listen in confidence
6
PROMISES FROM YOU TO GKN
I share GKN's commitment to build a high performance business with a strong customer focus. I show that commitment through my work
I always respect the rights of other team members
I do not put other team members at risk of injury and will counsel anyone I see working unsafely
I believe in honest and proper conduct at all times
I know I am free to report behaviour which is wrong and I will do so
I will help protect the environment and support local communities

82%
of employees surveyed during 2006

GKN International Whistleblowing Hotline launched during 2006

Developing our employees to their full potential

Training and development

One of our key strengths lies in the individuals who work for GKN. GKN's promises include a commitment to create an environment in which employees are able to realise their full potential. Training and development programmes at all levels within the organisation aim to ensure that employees have the skills and knowledge to perform their roles as effectively as possible and that they are able to maximise their potential. New employees receive induction training to introduce them to the Group as well as to the company at which they are based, and ongoing training is available through on-the-job experience, in-house training programmes and external educational providers.

For a number of years, GKN has operated an employee appraisal process which applies to all Group employees. This process has been formalised through the introduction of the performance development process (PDP) across the Group. Through PDP, employee performance is appraised annually, objectives agreed for the next review period, and training and development needs identified.

Each year a detailed review of the organisational capability of the Group is undertaken through a rigorous Organisational and Management Development Review conducted at regional, divisional and Group level. The summarised results, together with key data on career progression and succession coverage, are reviewed annually by the Board.

A particular strength is the attention paid to the recruitment of apprentices and graduates. Each year, GKN's International Leadership Development Programme seeks to recruit high calibre graduate engineers with the aim of developing their skills as international managers of the future. GKN also continues to operate apprenticeship schemes across the Group and a programme of employee international assignments.

Employees by region
as at 31 December 2006



- UK 5,000
- Continental Europe 14,700
- Americas 12,700
- Rest of the World 8,100

including subsidiaries and joint ventures

Employees by business
as at 31 December 2006



Automotive
- Subsidiaries 26,800
- Joint ventures 3,500

OffHighway
- Subsidiaries 3,400

Aerospace
- Subsidiaries 6,800

Employee engagement

We recognise the importance of ongoing communication with, and feedback from, our employees. Communication takes place through a variety of channels at all levels throughout the Group, including team briefings, presentations, intranets and newsletters. Consultation mechanisms exist worldwide across the Group to provide open communication between management and representatives of union and non-unionised employees. The European Works Council, which covers all European businesses, has operated since 1995.

Each division is required to carry out an employee survey at least once every two years. During 2006 surveys of 30,500 subsidiary company employees were completed. The surveys covered a wide range of topics including development and training, communication, leadership, health, safety and the environment, product quality, and corporate values. Based on responses received, improvement plans are being implemented by divisional management.

Ethical standards

Our Ethical Standards Policy requires all GKN employees to maintain the highest standards of integrity, honesty and fair dealing and this is reflected in one of the promises they make to GKN. Our Employment Policy requires all Group businesses to adopt practices which ensure that employees are treated justly and with respect and that their abilities, differences and achievements are recognised, thereby ensuring a positive, inclusive working environment.

All businesses are required to ensure that employment decisions are based on qualifications and merit. Our promises include a commitment to provide a working environment free from all forms of discrimination and from any form of conduct which could be considered to be harassing, coercive or disruptive, together with working conditions which are safe and healthy. Wherever it operates, the Group complies with local employment law and practices.

GKN supports the terms of the Universal Declaration of Human Rights and the OECD Guidelines for Multinational Enterprises. We do not tolerate the use of child labour or forced labour in our own operations and, in accordance with our Supplier Management Policy, we require equivalent standards throughout our supply chain.

Employee-related policies are designed to encourage individuals to report and discuss problems on a confidential basis and provide expeditious and confidential grievance procedures. GKN operates an international whistleblowing hotline which is run by an external and independent third party. In line with the promises, the hotline facilitates arrangements whereby employees can make (on an anonymous basis if preferred) confidential disclosures about suspected impropriety and wrongdoing. Any matters so reported are investigated and escalated to the Audit Committee as appropriate.


Accident frequency rate (AFR)
Number of lost time accidents per 1,000 employees
18
15
12
9
6
3
0
02 03 04 05 06


Accident severity rate (ASR)
Number of days/shifts lost due to accidents and occupational ill health per 1,000 employees
300
250
200
150
100
50
0
02 03 04 05 06

Providing a safe working environment

Health and safety management framework

As referred to above, our promises include a commitment from GKN to provide a safe working environment for all of its employees and also a commitment from employees to take ownership of their own health and safety as well as that of their immediate colleagues.

We monitor our progress against these promises on a regular basis. Health and safety performance is reported quarterly to the Governance and Risk Sub-Committee and the Executive Committee, with a half-yearly report to the Board. In addition, significant health and safety incidents are reported to Executive Committee members within 24 hours and reviewed at the Committee's next meeting.

Group businesses are required to certify the accuracy of the data that they report centrally and most businesses have developed their own internal auditing systems. A programme of safety review visits by senior executives and the Group Safety Adviser also assists with data verification and enables continuous improvement of safety systems and performance.

GKN's health and safety management goes beyond the employee's physical safety and the prevention of accidents at work to focus heavily on the avoidance of work-related ill health. The completion of workplace based risk assessments, occupational health management intervention, the promotion of wellness programmes and active data collection and monitoring enables the creation of a working environment which minimises the risk to employee health.

Performance

For the ninth consecutive year, our health and safety performance against the key performance indicators of accident frequency rate (AFR) and accident severity rate (ASR) has improved. The charts above highlight our performance since 2002; over this period, AFR has improved by 70% and ASR by 57%.

Our serious injury rate (SIR) has improved by 50% over the last five years despite a slight deterioration in 2006. Whilst our SIR is now at a very low rate, we continue to give it a high level of focus. Further improvements are being made to the systems for the management of serious accident risk, and training initiatives are being undertaken at all levels throughout the Group.

Our ultimate goal is zero preventable accidents and, to drive continuous improvement towards this goal, objectives and targets are set primarily at plant level where they can best reflect the particular needs, risks, priorities and opportunities for improvement for each site. Each business is required to target an improvement trend leading to and maintaining a best in class performance. Where considerable improvement is needed, plants have specific and often aggressive targets. In addition, divisional targets are established for AFR, ASR and SIR. In 2006, 75% of plants maintained or improved their excellent AFR performance and 65% met their AFR targets. For ASR, performance was maintained or improved by 73% of plants, and 62% met their targets. Divisional targets were achieved in 53% of cases.

Benchmarking results place our accident rates well below industry averages in the UK, Germany and the US. Against those of our peer companies in the UK and the US where comparative data is available, our performance compares very favourably.

GKN's continued focus on health and safety performance is evident in the results that it has achieved; since 1997 the Group's AFR, ASR and SIR has improved by 89%, 77% and 76% respectively.

In absolute terms, overall Group performance against each of our key environmental performance indicators has shown improvement. Since 2004, GKN has achieved a 4% reduction in both energy consumption and CO_2 emissions, a 5% reduction in waste generated and an 18% reduction in water usage (the equivalent of over 1 million cubic metres).

83%
of GKN's waste recycled during 2006

During 2006, six health and safety enforcement actions (none of which carried a penalty) occurred in plants in Australia, India, Italy and the US. There were no fatalities of employees or contractors on GKN sites.

Many GKN businesses now incorporate in their operational procedures features from the Health and Safety Management System OHSAS 18001. Certification to this standard has now been achieved by 21 Group companies.

As part of the new GKN Excellence Awards introduced during the year, the GKN Safety Award programme continued to attract nominations from businesses across the divisions, with each demonstrating the high level of interest, involvement and commitment to safety throughout GKN. The winner of the 2006 Safety Award was GKN Aerospace Munich in Germany for their identification and elimination of hazards and for sustaining an improving trend for safety at the plant. Strong and visible leadership combined with the integration of improved initiatives on housekeeping and visual management enabled the site to achieve a greatly improved safety performance.

Minimising our impact on the environment

Environmental management framework

Our promises also contain commitments by both GKN and its employees to minimise our impact on and help protect the environment.

GKN's environmental management system (EMS), which was originally introduced in 1994 and to which all businesses adhere, is broadly based on the international standard ISO 14001. The core element of GKN's EMS is a requirement for continuous improvement, which is driven by the regular measurement and evaluation of performance, identification and implementation of action plans, and measurement of results.

Quarterly reports on environmental performance are made to the Governance and Risk Sub-Committee and the Executive Committee, with a half-yearly report to the Board. In addition, should any significant environmental incident occur, it is reported to Executive Committee members within 24 hours and reviewed at the next meeting of that Committee.

Group businesses are required to certify the accuracy of the data that they report centrally and most businesses have developed their own internal auditing systems. In 2006, a global environmental consulting firm undertook a review of environmental data submitted by a sample number of sites. They concluded that the Group's chosen key performance indicators were appropriate and reflected GKN's primary impact upon the environment, and that the process for data collection enabled the reporting of reliable data. In addition, as part of the certification to ISO 14001, external independent certifying bodies are required to assess the suitability of systems to gather and report data.

Performance

We continue to focus on the key performance indicators of energy consumption and associated carbon dioxide (CO_2) emissions, waste generation and water usage. Given the diverse range of business processes across the Group, performance against these indicators is again reported on a divisional basis (in the main reported relative to production measured in terms of tonnes of product shipped). This also allows the use of an alternative metric for our Aerospace business; the drive towards ever lighter components means that sales, rather than weight of product shipped, is a more appropriate measure of activity. Performance data for CO_2 emissions includes direct emissions from our plants and indirect emissions from power stations that generate the electricity we use.

Operating sites are required to set targets, particularly on energy consumption, water use and waste generation, in line with the commitment to continuous improvement.


Energy consumption per unit of production – kWh/tonne
6,000
5,000
4,000
3,000
2,000
1,000
0
Aerospace*
Driveline
Hoeganaes
Sinter Metals
Other Automotive
OffHighway
2004 2005 2006
*Aerospace measured against £1,000 sales


CO_2 emissions per unit of production – kg/tonne
2,400
2,000
1,600
1,200
800
400
0
Aerospace*
Driveline
Hoeganaes
Sinter Metals
Other Automotive
OffHighway
2004 2005 2006
*Aerospace measured against £1,000 sales


Waste generation per unit of production – kg/tonne
360
300
240
180
120
60
0
Aerospace*
Driveline
Hoeganaes
Sinter Metals
Other Automotive
OffHighway
2004 2005 2006
*Aerospace measured against £1,000 sales


Water consumption per unit of production – m^3/tonne
12
10
8
6
4
2
0
Aerospace*
Driveline
Hoeganaes
Sinter Metals
Other Automotive
OffHighway
2004 2005 2006
*Aerospace measured against £1,000 sales

Our business processes across the Group are diverse and this is reflected in the range of environmental performance by division. Overall, most divisions achieved similar or slightly improved performances in each of the four key performance indicators when compared with 2005 as shown in the charts above.

The only significant exceptions to this are, firstly, in regard to the increase in the generation of waste at GKN Sheepbridge Stokes (included in the Other Automotive division). Waste generation at this UK plant in 2006 included extraordinary waste created by the dismantling of equipment in preparation for the transfer of production to a new cylinder liner plant in China. Secondly, in regard to the significant reduction in water usage by Sinter Metals; despite manufacturing a high volume of small products using energy and water intensive processes, the business has achieved a 40% reduction in water consumption compared to 2005.

During the year there were six environmental enforcement actions against GKN companies worldwide. The majority of these actions were due to technical breaches of permit requirements which did not result in any environmental damage. Total fines for all actions of £13,300 reflect the relatively minor nature of the offences.

GKN is committed to achieving accreditation to ISO 14001 at all its manufacturing sites throughout the world. 103 sites across 23 countries are certified to ISO 14001 and a further five are planning to achieve accreditation in 2007. Our Driveline manufacturing facilities in Germany continue to maintain certification to the ECO Management and Audit Scheme (EMAS).

GKN is a founder member of the UK Emissions Trading Scheme, having committed to reducing carbon emissions by 10,000 tonnes by 2007 compared to a 2001 baseline. We continue to outperform against this commitment, having reduced emissions by more than 50,000 tonnes over the period of the scheme. The incentive payments we have received as a result are being invested in energy saving schemes in the UK to reduce further our CO_2 emissions. Such schemes include the installation of energy efficient systems for lighting and heating control, and rapid action doors.

During the year, the GKN Green Scheme was replaced by the GKN Environmental Award, part of the new GKN Excellence Awards. Nominations were received from businesses across the divisions, each of which demonstrated employee involvement in environmental matters and real environmental improvement. The winner of the inaugural Environmental Award was GKN Armstrong Wheels in the US for the conversion of seven acres of waste grassland adjacent to the plant back to a natural prairie. This OffHighway site worked closely with the State of Iowa Department of Fisheries and Wildlife through the State's Department of Natural Resources, which provided seed and technical advice, to implement the project. The success of the project has allowed the area to be used for recreational and educational purposes by the local community and its schools.

£694,500
donated to over 350 charitable and community causes around the world



Wayne Smith works at GKN Aerospace in St Louis, Missouri in the USA and is also a member of the prestigious Greater St Louis Amateur Baseball Hall of Fame following a lifetime of achievement in the sport. Today he dedicates himself to helping others through a Boys and Girls Club which tries to help inner-city youth with issues such as personal development, job readiness and tutoring – the same club which helped Wayne on the road to success.

Contributing positively to our communities

Support for local communities is one of the promises made by both GKN and its employees. The Group's Community Policy encourages businesses to adopt purchasing and recruitment practices which support local communities. Businesses are also encouraged to develop their own community programmes which are relevant and specific to the local communities in which they operate. Community support, both by way of financial donations and through the volunteer work of our employees, is widespread across GKN's worldwide operations.

In 2006, charity and community donations by GKN plc and its subsidiary companies totalled £694,500. Those organisations to which cash contributions were made during 2006 are listed on GKN's website.

The winner of the new GKN Society and Community Award, one of the GKN Excellence Awards introduced during the year, was GKN Driveline Porto Alegre in Brazil for its commitment to the Casa dos Sonhos (Dream House) Foundation. It has been an important and long-term contributor to the Foundation, which provides support for both the elderly and the young and offers educational and health assistance. GKN employees help out at the Foundation and, together with donations collected, help to provide cultural and educational activities.

At the beginning of 2007, GKN launched an exciting new project which aims to raise $1 million across the Group during the year for charitable purposes. GKN Mission Everest is a record breaking attempt to fly powered paragliders over Mount Everest. GKN is sponsoring the project and, using the flight as an inspiration to achieve something extraordinary, has launched a drive to redouble its efforts to support the communities in which it operates. In addition to specific fundraising activities for the Global Angels Foundation, a registered charity to help children in Africa, contributions to local community initiatives, whether in cash or in kind, made by Group employees during 2007 will be matched by GKN for the benefit of the Foundation. More information can be found at www.gknmissioneverest.com.

As part of its community activities, GKN is also committed to the promotion of training and development outside the Group. In the UK, GKN has for a number of years been an active supporter of a number of highly practical programmes which operate at primary, secondary and tertiary levels of education and encourage young people to develop careers in engineering or business. Such programmes include Young Enterprise, to which GKN provides financial support and the provision of a representative on its Board; the Engineering Development Trust, through which GKN sponsors Year In Industry placements and provides supervising engineers for Engineering Education Scheme projects; and the West Midlands Technology Tree, a project which brings primary schools into contact with the world of engineering. Income from the GKN Millennium Trust, a charitable trust established in 1995, is used to fund a Chair of Manufacturing Engineering at Cambridge University.

GKN is also a founder member of the UK PerCent Club, a voluntary benchmark standard which measures community-related contributions made by companies.

Suppliers

All GKN businesses are required to adhere to the Group's new Supplier Management Policy. This prohibits companies from engaging suppliers that offer inadequate health and safety standards for employees, infringe internationally accepted standards of workers' rights, use child or forced labour, adopt unsound environmental practices, have poor standards of social responsibility or that fail to comply with relevant laws and regulations.

Conclusion

2006 was a year of significant progress with the roll-out of the GKN Code and policies and the commitment to the 12 promises. Together these form the foundation of our behaviour which underpins GKN's Values and ensures that we deliver on our commitment to act as a good corporate citizen.

2007 is set to be another challenging year, particularly in light of our Mission Everest fund raising initiative. We look forward to reporting on our achievements in the 2007 review.

Board of Directors



Roy Brown (Age 60) C N
Chairman
Appointed a non-executive Director in 1996 and became Chairman in May 2004. Senior Independent Director of HMV Group plc and non-executive Director of British United Provident Association Ltd (BUPA) and the Franchise Board of Lloyd's of London. Former executive Director of Unilever plc and Unilever NV and former non-executive Director of Brambles Industries plc and Brambles Ltd (Australia). Member of the CBI International Advisory Board. Chartered Engineer, Fellow of the Institution of Mechanical Engineers and Fellow of the Institution of Engineering and Technology. Degree (BSc) in Mechanical Engineering from University College London and MBA from Harvard Business School.



Sir Kevin Smith, CBE (Age 52) E C N
Chief Executive
Joined GKN in 1999 as Managing Director Aerospace and appointed Chief Executive in January 2003. Prior to GKN, held various positions in BAE Systems over a 20 year period, latterly as Group Managing Director – New Business. Deputy President of The Society of British Aerospace Companies Ltd and Co-Chairman of the Government's Manufacturing Forum. Fellow of the Royal Aeronautical Society and Companion of the Chartered Management Institute. Non-executive Director of Scottish and Southern Energy plc. Degree (BA) in Business Studies from the University of Central Lancashire.



Sir Ian Gibson, CBE (Age 60) C A R N
Senior Independent Director
Joined the Board as a non-executive Director in 2002 and appointed Senior Independent Director on 1 January 2006. Non-executive Chairman of Trinity Mirror plc and non-executive Director of Northern Rock plc and Greggs plc. Former Chairman of BPB plc, former President of Nissan Europe and corporate officer of Nissan Motor Co Ltd (Japan), former Deputy Chairman of ASDA Group plc and former Director of Chelys Ltd. Fellow of the Institute of Physics. Degree (BSc) in Applied Physics from Manchester University.



Helmut Mamsch (Age 62) C A R N
Non-executive Director
Appointed in 2003. Non-executive Chairman of Electrocomponents plc, non-executive Deputy Chairman of LogicaCMG plc and non-executive Director of Sappi Ltd (South Africa). Member of Supervisory Board of K+S Aktiengesellschaft and Cemex Deutschland AG. Formerly Management Board member of VEBA AG (now E.ON AG). Degree in Economics.



Sir Christopher Meyer (Age 63) C A R N
Non-executive Director
Appointed in 2003. Chairman of the Press Complaints Commission. Former British Ambassador to the United States and Germany, and also served in the British Diplomatic Service in Russia, Spain and the UK Representative's office to the European Community, Brussels. Former Prime Minister's Chief Press Secretary. Degree (MA) in History from Cambridge University.



John Sheldrick (Age 57) C A R N
Non-executive Director
Appointed in 2004. Group Finance Director of Johnson Matthey plc since 1990 prior to which was Group Treasurer of The BOC Group plc. Former non-executive Director of API Group plc. Fellow of the Association of Corporate Treasurers and Fellow of the Chartered Institute of Management Accountants. Degrees in Natural Sciences (MA) from Cambridge University and Management Sciences (MSc) from the University of Manchester Institute of Science and Technology.



Nigel Stein (Age 51) E
Finance Director
Joined GKN in 1994 and appointed to the Board as Finance Director in 2001. Has held a range of commercial, general management and finance roles within the Group, most recently Senior Vice President, Finance and Chief Financial Officer of GKN Sinter Metals. Prior to GKN, had extensive experience in the commercial vehicle and manufacturing sector. Non-executive Director of Wolseley plc. Member of the Institute of Chartered Accountants of Scotland. Degree (BSc) in Engineering Science from Edinburgh University.



Sir Peter Williams, CBE (Age 61) C A R N
Non-executive Director
Appointed in 2001. Chancellor of the University of Leicester. Former Master of St Catherine's College Oxford, prior to which Chairman and previously Chief Executive of Oxford Instruments plc. Non-executive Chairman of NPL Management Ltd and non-executive Director of W S Atkins plc. Fellow of the Royal Society and of the Royal Academy of Engineering, former President of the British Association for the Advancement of Science and former Chairman of the Engineering and Technology Board. Degree (MA) in Natural Sciences and PhD from Cambridge University.



Grey Denham (Age 58) E
Company Secretary
Joined GKN in 1980 and was head of the Group Legal function for nine years before being appointed Company Secretary in 1996. Non-executive Director of Charter plc and Young Enterprise UK. Holds various positions on Industry bodies and currently Chairman of the CBI in the West Midlands. Former Chairman of the Primary Markets Group of the London Stock Exchange. Law Degree (LLB) from London University and a barrister.

In addition to Sir Kevin Smith, Nigel Stein and Grey Denham, the other members of the Executive Committee are as follows:

Marcus Bryson (Age 52)
Chief Executive GKN Aerospace

Arthur Connelly (Age 49)
Chief Executive GKN Driveline Driveshafts

Maureen Constantine (Age 57)
Group Human Resources Director

Simon Pryce (Age 45)
Chief Executive GKN Diversified Businesses Group

Andrew Reynolds Smith (Age 40)
Chief Executive GKN Sinter Metals

Martyn Vaughan (Age 51)
Chief Executive GKN OffHighway

E Member of Executive Committee
C Member of Chairman's Committee
A Member of Audit Committee
R Member of Remuneration Committee
N Member of Nominations Committee

The Company Secretary is secretary to the non-executive Board Committees. The responsibilities of all Board Committees are described in the corporate governance statement and in the Audit Committee report.

Directors' report

Business review

The principal businesses of the Group are described on pages 17 to 31 of the business review, which is incorporated into this Directors' report by reference. A review of the development of those businesses in 2006, events affecting the Group since the end of the year and likely future developments are referred to in the Chief Executive's statement on pages 4 and 5 and in the business review; the latter also includes an indication of the research and development activities of the Group. An assessment of the Group's exposure to financial risks and a description of how these risks are managed are also included in the business review, together with a description of other risks and uncertainties facing the Group.

Share capital

During 2006, 1,046,965 GKN plc ordinary shares of 50p each were issued in connection with the exercise of options under SAYE and Executive share option schemes.

At the Annual General Meeting held in May 2006, shareholders authorised the Company to purchase up to a maximum of 71,524,622 of its own ordinary shares, representing 10% of the issued share capital of the Company (excluding treasury shares) as at 31 December 2005. During the year, 13,439,142 shares (representing 1.8% of the Company's called up share capital as at 31 December 2006) were purchased for an aggregate consideration of £40 million. This completes the share buyback programme which commenced in 2004. During the programme, the Company purchased a total of 38,659,142 shares (amounting to 5.2% of the Company's called up share capital as at 31 December 2006) for an aggregate consideration of £100 million. All of the shares purchased are being held by the Company as treasury shares. Authority to purchase up to 58,085,480 shares remained in place at 31 December 2006.

The issued share capital of the Company at the end of the year was 741,513,187 ordinary shares of 50p each including the 38,659,142 shares held in treasury.

Substantial shareholders

Until 19 January 2007 the Company maintained a register of substantial shareholdings in accordance with the provisions of section 211 of the Companies Act 1985. At 19 January 2007, holdings exceeding the 3% disclosure threshold were those of Franklin Resources, Inc. which held 35,122,189 ordinary shares and Legal & General Group plc which held 23,018,242 ordinary shares, representing 4.99% and 3.27% respectively of the issued ordinary share capital of the Company (excluding treasury shares).

On 20 January 2007 the Companies Act 1985 provisions in respect of substantial shareholdings were repealed and the Disclosure and Transparency Rules of the Financial Services Authority came into force. At 26 February 2007*, the Company had received notification that holdings exceeding the 3% notification threshold were those of Legal & General Group plc which held 23,065,565 voting rights, representing 3.28% of the total voting rights attaching to the issued ordinary share capital of the Company (excluding treasury shares).

*As at 1 March 2007, the Company had not been notified of any changes or additions to these notifiable interests.

Annual General Meeting

The notice of the Annual General Meeting to be held at 11.00 am on Thursday 3 May 2007 at the Institution of Engineering and Technology, Savoy Place, London WC2R 0BL is contained in the AGM circular enclosed with this annual report, together with an explanation of the resolutions to be considered at the meeting.

Dividend

The Directors recommend a final dividend of 8.7p per 50p ordinary share in respect of the year ended 31 December 2006 payable on 9 May 2007 to shareholders on the register at the close of business on 20 April 2007. This, together with the interim dividend of 4.1p paid in September 2006, brings the total dividend for the year to 12.8p per share.

Key dates for the dividend reinvestment plan as it will operate in respect of the proposed 2006 final dividend are given on page 110.

Directors

The constitution of the Board and of its Committees, together with biographical notes on the Directors, are shown on pages 44 to 45.

Ian Griffiths retired as a Director of the Company on 3 February 2006 on leaving the service of the Group. He had been an executive Director since 2001, responsible for the Group's Automotive Driveline businesses. Baroness Hogg retired from the Board at the conclusion of the 2006 AGM after serving as a non-executive Director of the Company since 1996. She was also Senior Independent Director from December 2003 to December 2005. The Directors would like to record their appreciation of the contribution each has made to the Group over the years.

In accordance with the provisions for retirement by rotation in the Company's articles of association, Sir Christopher Meyer and Helmut Mamsch, both non-executive Directors, retire at the AGM and, being eligible, offer themselves for re-election.

In addition, in order to comply with the provisions of the Combined Code, Roy Brown, Chairman, being a non-executive Director who has served on the Board for more than nine years, also retires at the AGM and, being eligible, offers himself for re-election.

Directors' interests in GKN shares are shown on pages 58 to 60.

Following an amendment to the Companies Act 1985, the Directors' indemnity provision in the Company's articles of association was amended by shareholders at the 2005 AGM. Pursuant to the articles (as amended), the Company executed a deed poll of indemnity for the benefit of the Directors of the Company and persons who were Directors of the Company during the financial year under review in respect of costs of defending claims against them and third party liabilities. These provisions remain in force. The indemnity provision in the Company's articles of association also extends to provide a limited indemnity in respect of liabilities incurred as a director, secretary or officer of an associated company of the Company.

A copy of the deed poll of indemnity and of the Company's articles of association are available for inspection at the Company's registered office during normal business hours and will be available for inspection at the Company's AGM.

Donations

Contributions to good causes made by Group companies around the world amounted to some £694,500 in 2006. This included cash donations to UK registered charities of £143,500 for educational purposes and £31,625 for community activities. Further details of contributions made by the Group worldwide are given in the corporate responsibility review on page 43 and on GKN's website.

It is the policy of the Group not to make political donations. During 2006, no donations were made to EU political organisations, no EU political expenditure was incurred and no contributions to political parties outside the EU were made within the meaning of Part XA of the Companies Act 1985.

The Group's US Aerospace business has a Political Action Committee (PAC) which is funded entirely by employees and their spouses. No funds are provided to the PAC by GKN and any administrative services provided to the PAC by the US Aerospace business are fully charged to and paid for by the PAC, and the Company does not therefore consider these to be political donations. Employee contributions are entirely voluntary and no pressure is placed on employees to participate. Under US law, an employee-funded PAC must bear the name of the employing company.

Payments to suppliers

It is Group policy to abide by the payment terms agreed with suppliers, provided that the supplier has performed its obligations under the contract. Given the nature and diversity of the Group's international purchasing arrangements and contracts, it is not Group policy to follow any specific code or standard in relation to payment practice.

GKN plc, as a holding company, did not have any amounts owing to trade creditors at 31 December 2006.

Corporate governance

The Board's statement on corporate governance matters is given on pages 48 to 51 and its report on Directors' remuneration is set out on pages 53 to 60.

Directors' responsibility for the accounts

At the end of each financial year the Directors are required by the Companies Act 1985 to prepare accounts which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that year. In preparing the accounts for the year ended 31 December 2006, appropriate accounting policies, supported by reasonable and prudent judgements and estimates, have been used consistently. The Group accounts have been prepared on the basis of applicable International Financial Reporting Standards effective and endorsed by the European Union as at 31 December 2006 and the Company accounts have been prepared in accordance with UK applicable accounting standards. The Directors are responsible for ensuring that the Company and the Group keep proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 1985. In addition, the Directors are responsible for ensuring that an appropriate system of internal control is in operation to provide them with reasonable assurance that the assets of the Company and the Group are properly safeguarded and to ensure that reasonable steps are taken to prevent or detect fraud and other irregularities.

Auditors

Resolutions to reappoint PricewaterhouseCoopers LLP as auditors of the Company and to authorise the Directors to determine their remuneration will be proposed at the AGM.

Audit information

The Directors who held office at the date of approval of this Directors' report confirm that, so far as they are aware, there is no relevant audit information of which the Company's auditors are unaware. Each Director has taken all the steps that he ought to have taken as a Director in order to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

On behalf of the Board

Grey Denham
Secretary

26 February 2007

Corporate governance

In accordance with the Listing Rules of the Financial Services Authority, GKN is required to state whether it has complied with the relevant provisions set out in Section 1 of the 2003 Combined Code on Corporate Governance (the Code) and, where the provisions have not been complied with, to provide an explanation. GKN is also required to explain how it has applied the principles set out in the Code.

The following paragraphs, together with the Audit Committee report on page 52 and the report on Directors' remuneration on pages 53 to 60, provide a description of how the main and supporting principles of the Code have been applied within GKN during 2006. The Directors' statement of compliance with the Code is given on page 51.

The Board of Directors

The Board is collectively responsible for the success of the Company. Its role is to provide entrepreneurial leadership of the Company within a framework of prudent and effective controls which enables risk to be assessed and managed. The Board sets the Company's strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, and reviews management performance. It also sets the Company's values and standards and ensures that its obligations to its shareholders (including reporting to shareholders on the Board's stewardship) and others are understood and met. Specific responsibilities reserved to the Board include:

- setting Group strategy and approving an annual budget and medium-term projections;
- reviewing operational and financial performance;
- approving major acquisitions, divestments and capital expenditure;
- reviewing the Group's systems of financial control and risk management;
- ensuring that appropriate management development and succession plans are in place;
- reviewing the activities of the three sub-committees of the Executive Committee;
- reviewing matters relating to corporate social responsibility, including the environmental, health and safety performance of the Group;
- approving appointments to the Board, to the Executive Committee and to the position of Company Secretary, and approving policies relating to Directors' remuneration and the severance of Directors' contracts; and
- ensuring that a satisfactory dialogue takes place with shareholders.

The Directors' responsibility for the preparation of accounts is explained on page 47 (their confirmation that they consider it appropriate to prepare the accounts for 2006 on a going concern basis is given on page 33).

A description of the role of the Board, together with that of the Chairman, Chief Executive, Senior Independent Director and Company Secretary, is available on GKN's website and further details of the Board's role in relation to the Group's systems of internal control and risk management are given on pages 50 and 51. Descriptions of the specific responsibilities which have been delegated to the principal Board Committees are given on pages 49 and 50.

The Board currently comprises two executive and six non-executive Directors including the Chairman. Biographical details of the Directors are given on pages 44 and 45. With the exception of the Chairman, who is presumed under the Code not to be independent, all the non-executive Directors are regarded by the Board as independent and the Board does not consider that there exist any relationships or circumstances likely to affect the judgement of any Director. The terms and conditions of appointment of the non-executive Directors are available for inspection at the Company's registered office and at the AGM.

The Board normally meets 11 times a year, including at least one meeting at a Group operating company. A 12 month rolling programme of items for discussion by the Board is prepared to ensure that all matters reserved to the Board and other key issues are considered at appropriate times. During the year there are sufficient opportunities for the Chairman to meet with the non-executive Directors without the executive Directors being present should this be deemed appropriate.

The Company maintains appropriate insurance cover in respect of legal proceedings and other claims against its Directors. Details of indemnities in place between the Company and the Directors can be found in the Directors' report on page 46.

Chairman and Chief Executive

The roles of Chairman and Chief Executive have been split since 1997. Whilst collectively they are responsible for the leadership of the Company, the Chairman's primary responsibility is for leading the Board and ensuring its effectiveness and the Chief Executive is responsible for running the Company's business.

The other significant current commitments of Roy Brown, Chairman, are listed in his biography on page 44. The Board is satisfied that his commitments do not unduly restrict his availability to GKN and, in particular, would not do so in the event of GKN being involved in a major corporate transaction or other action.

Information and professional development

The Chairman is responsible for ensuring that Directors receive accurate, timely and clear information. The quality and supply of information provided to the Board was reviewed during the year as part of the performance evaluation exercise referred to below.

Comprehensive briefing papers are prepared and circulated to all Directors one week prior to scheduled Board meetings. Directors are continually updated on the Group's businesses, the markets in which it operates and changes to the competitive and regulatory environment through briefings to the Board and meetings with senior executives. The Chairman arranges for the Board to visit at least one of the Group's business locations each year to enable the Directors to meet with local management and employees and to update and maintain their knowledge and familiarity with the Group's operations. A number of Directors attended the Farnborough Air Show held during the year.

On joining the Board, a Director receives a comprehensive induction pack which includes background information about GKN and its Directors, and details of Board meeting procedures, Directors' responsibilities, procedures for dealing in GKN shares and a number of other governance-related issues. This is supplemented by a briefing with the Company Secretary who is charged with facilitating the induction of new Directors both into the Group and as to their roles and responsibilities as Directors. The Director meets with the Chief Executive and with relevant senior executives to be briefed on the general Group strategy and each individual business portfolio. Plant visits are organised as necessary for new Directors. External training, particularly on matters relating to the role of a Director and the role and responsibilities of Board Committees, is arranged as appropriate.

Ongoing training is provided as and when necessary and may be identified in annual individual performance reviews or on an ad hoc basis. The suitability of external courses is kept under review by the Company Secretary. Training and development of Directors in 2006 took various forms, including visits to GKN plants (both with the Board as a whole and on an individual basis), attendance by certain Directors at external training seminars on matters relevant to members of remuneration committees, and workshops run by external bodies on commercial and regulatory matters.

All Directors have direct access to the advice and services of the Company Secretary who is tasked with ensuring that the Board is fully briefed on all legislative, regulatory and corporate governance developments. In addition, Directors may, in the furtherance of their duties, take independent professional advice at the Company's expense.

Performance evaluation

During the year, the Board carried out a formal evaluation of its own performance and that of its Committees. The process involved each Director, as well as other attendees of Board Committee meetings, completing a detailed questionnaire covering issues such as Board and Committee composition, Board remit and objectives, Committee terms of reference, Board processes, Director induction and training, corporate governance, stakeholder engagement and specific Committee-related questions. The results of the evaluation and recommendations for improvements were reported to the relevant Committees before the Board as a whole agreed appropriate changes. These included minor amendments to the terms of reference of the Board, Audit Committee and Remuneration Committee; a review of the existing induction programme for Directors; and changing the process for the consideration of post-acquisition reviews.

The individual performance of the Directors was also evaluated at one-to-one interviews with the Chairman. To assist this process, a number of assessment areas were identified in advance and used as a framework for conducting the appraisal interviews. In the case of Helmut Mamsch and Sir Christopher Meyer, who both completed their initial three-year terms as non-executive Directors during the year, their evaluations provide the basis for the recommendation to shareholders set out in the notice of meeting circular that they be re-elected at the forthcoming AGM. Sir Ian Gibson, as Senior Independent Director, led the review by the non-executive Directors of the Chairman's performance, which took into account the views of the executive Directors. Similarly, the views of the other Directors were taken into account by the Chairman in his review of the Chief Executive's performance. No actions were considered necessary as a result of any of these evaluations.

Re-election of Directors

The Company's articles of association require Directors to seek re-election by shareholders at least once every three years. In addition, all Directors are subject to re-election by shareholders at the first AGM following their appointment by the Board. Any non-executive Directors who have served for more than nine years are subject to annual re-election. Details of the Directors retiring and seeking re-election at the 2007 AGM are given in the notice of meeting circular.

Relations with shareholders

GKN is committed to ongoing engagement with shareholders and has a well-established communication programme based on the Group's financial reporting calendar. This programme enables the Directors to gain an understanding of the views and opinions of its shareholders.

In its communications with shareholders, GKN aims to present a balanced and understandable assessment of the Group.

Communication with major institutional shareholders is undertaken as part of GKN's investor relations programme, in which non-executive Directors are encouraged to participate. This includes presentations of the full-year and interim results, and meetings between institutional investors (both in the UK and overseas) and the Chief Executive, Finance Director, Head of Investor Relations and members of the Executive Committee. Periodic meetings with representatives of major institutional shareholders, other fund managers and the financial press are also held. Feedback is sought by the Company's brokers after meetings and presentations to ensure that the Group's strategy and performance is being communicated effectively and to further develop an understanding of shareholder views. This feedback is included in twice-yearly reports to the Board on meetings with existing and potential investors. External brokers' reports on GKN are circulated to all Directors and the Board is briefed periodically by external financial consultants on investor perceptions of GKN.

The Chairman offers major shareholders the opportunity to meet with him to discuss matters relating to governance and strategy. Feedback to the Board is provided by the Chairman on any issues raised with him. The Senior Independent Director is also available to discuss issues with shareholders where concerns cannot be addressed through normal channels of communication.

Shareholders who attend the AGM are invited to ask questions during the meeting and to meet with Directors after the formal proceedings have ended. Details of the level of proxy votes received are advised to shareholders at the meeting and are published on GKN's website.

Written responses are given to letters or e-mail received from shareholders and all shareholders receive, or can access electronically, copies of the annual and interim reports. The investor relations section of GKN's website provides further detail about the Group, including share price information, webcasts and presentations of annual and interim results, other presentations made to the investment community, and copies of financial reports.

Board Committees

The full terms of reference of the following Board Committees are available upon request and on GKN's website.

Executive Committee

The Executive Committee is tasked with leading, overseeing and directing the activities of the Group, reviewing divisional and Group strategy plans and deciding how the various risks facing the Group are to be managed. The Committee is also responsible for reviewing and leading the implementation of business and operational processes across the Group. It normally meets monthly.

The Committee consists of the executive Directors and the Group's senior executive team under the chairmanship of the Chief Executive. The current membership of the Executive Committee is given on page 45.

The Executive Committee has three sub-committees consisting of members of senior management:

- the Lean Enterprise Sub-Committee, under the chairmanship of Sir Kevin Smith, Chief Executive, is responsible for monitoring and reviewing key elements that contribute directly to operational performance and the improvement of 'business health'. It is assisted in this by three senior executive councils covering people excellence, production excellence and business process excellence;

Corporate governance continued

- the Technology Sub-Committee, under the chairmanship of Martyn Vaughan, Chief Executive GKN OffHighway, is responsible for setting policy and providing guidance and direction in relation to technologies employed across all business areas, and provides input to the Executive Committee to contribute to the formulation of the Group's business strategy; and
- the Governance and Risk Sub-Committee, under the chairmanship of the Company Secretary, Grey Denham, is responsible for monitoring and reviewing matters relating to governance and compliance, risk management and corporate social responsibility.

Chairman's Committee
The Chairman's Committee is a forum for the Chairman and Chief Executive to brief and obtain the views of the non-executive Directors on particular issues. The Committee meets before each Board meeting and consists of the non-executive Directors together with the Chief Executive under the chairmanship of the Chairman.

Audit Committee
The Audit Committee ensures the integrity of financial reporting and audit processes and the maintenance of a sound internal control and risk management system. The Committee meets at least four times a year and consists of all the independent non-executive Directors under the chairmanship of John Sheldrick. A report by the Committee on its activities is given on page 52.

Remuneration Committee
The Remuneration Committee is responsible for approving the terms of service and setting the remuneration of the executive Directors and the Company Secretary in accordance with a remuneration policy which is approved annually by the Board. It is also responsible for determining the fees of the Chairman and the terms upon which the service of executive Directors is terminated having regard to a severance policy adopted by the Board, and for monitoring the remuneration of senior managers just below Board level. It also prepares for approval by the Board the annual report on Directors' remuneration (set out on pages 53 to 60).

The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. It is responsible for appointing any consultants in respect of executive Directors' remuneration.

The Committee meets periodically when required and consists of the independent non-executive Directors under the chairmanship of Sir Peter Williams.

Nominations Committee
The Nominations Committee leads the process for identifying, and makes recommendations to the Board on, candidates for appointment as Directors of the Company and as Company Secretary, giving full consideration to succession planning and the leadership needs of the Group. It also makes recommendations to the Board on the composition of the Chairman's and Nominations Committees and the composition and chairmanship of the Audit and Remuneration Committees. It keeps under review the structure, size and composition of the Board, including the balance of skills, knowledge and experience and the independence of the non-executive Directors, and makes recommendations to the Board with regard to any changes.

The Board has agreed the procedures to be followed by the Nominations Committee in making appointments to the various positions on the Board and as Company Secretary. These procedures, under which the Committee agrees a description of the role, experience and capabilities for a Director, are available on GKN's website. The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. This may include the appointment of external executive search consultants, where appropriate.

The Committee meets periodically when required and consists of the non-executive Directors and the Chief Executive under the chairmanship of the Chairman of the Board (except when the Committee is dealing with the appointment of a successor as Chairman of the Board when the Senior Independent Director chairs the Committee).

Directors' attendance record

The attendance of Directors at relevant meetings of the Board and of the Audit, Remuneration and Nominations Committees held during 2006 was as follows:

	Board (12 meetings)	Audit Committee (4 meetings)	Remuneration Committee (8 meetings)	Nominations Committee (2 meetings)
Director				
Roy Brown	12	–	–	2
Sir Kevin Smith	12	–	–	2
Nigel Stein	12	–	–	–
Sir Ian Gibson	12	4	8	2
Helmut Mamsch	11	4	8	2
Sir Christopher Meyer	11	4	8	2
John Sheldrick	11	4	7	2
Sir Peter Williams	11	3	7	2

Internal control

The Board attaches considerable importance to, and acknowledges its responsibility for, the Group's systems of internal control and risk management and receives regular reports on such matters.

The Board's policy is to have systems in place which optimise the Group's ability to manage risk in an effective and appropriate manner. The Board has delegated to the Executive Committee responsibility for identifying, evaluating and monitoring the risks facing the Group and for deciding how these are to be managed. The Governance and Risk Sub-Committee of the Executive Committee facilitates this process. In addition to a formal quarterly review of risk management by the Executive Committee, members are expected to report to the Committee as necessary the occurrence of any material control issues, serious accidents or events that have had a major commercial impact, or any significant new risks which have been identified. Such matters are reported to the next Board meeting and/or Audit Committee meeting as appropriate.

Continuing processes under the oversight of the Governance and Risk Sub-Committee are in place for all parts of the Group to assess the major risks to which their operations are exposed and the way in which such risks are monitored, managed and controlled. The risks covered by these processes include those relating to strategy, operational performance, finance (including risk financing and fraud), product engineering, business reputation, human resources, health and safety, and the environment. These processes are summarised in a 'risk map' which is reviewed annually by the Audit Committee. A summary of those risks which could have a material impact on the future financial performance of the Group is given on pages 33 to 35 of the business review.

Each year all Group businesses are required formally to review their business risks and to report on whether there has been any material breakdown in their internal controls. This formal review is supplemented

by an interim review conducted at the half year. Companies also have to confirm annually whether they have complied with statutory and regulatory obligations as well as with internal policies on matters such as competition law, employment, ethics, document management, data protection and employee disclosure. Risk profiling is undertaken across all subsidiaries to identify accidental risks and highlight action required to mitigate such risks.

As part of GKN's approach to continuous improvement, actions were undertaken during 2006 to enhance the Group's internal control review process. Existing risk profiling tools have been enhanced to establish a common and complete set of risk definitions as well as a common approach to probability and impact, and to strengthen the ability to consolidate measurement of risk. These tools are being deployed across the Group during 2007 as part of an enterprise risk management programme.

The objective of the Group's risk management processes is to ensure the sustainable development of GKN through the conduct of its business in a way which:

- satisfies its customers;
- develops environmentally friendly products and processes;
- provides a safe and healthy workplace;
- protects against losses from unforeseen causes;
- minimises the cost and consumption of increasingly scarce resources;
- prevents pollution and waste;
- maintains proper relationships with our suppliers and contractors; and
- maintains a positive relationship with the communities in which it does business.

The Group's systems and procedures are designed to identify, manage and, where practicable, reduce and mitigate the effects of the risk of failure to achieve business objectives. They are not designed to eliminate such risk, recognising that any system can only provide reasonable and not absolute assurance against material misstatement or loss.

The review process

The Board reviews the Group's systems of internal control and risk management on an ongoing basis by:

- setting the strategy of the business at both Group and divisional level and, within the framework of this, approving an annual budget and medium-term projections. Central to this exercise is a review of the risks and opportunities facing each business and the steps being taken to manage these;
- reviewing on a regular basis operational performance and updated forecasts for the current year. Comparisons are made with budget and the prior year and appropriate action plans put in place to optimise operational and financial performance;
- retaining primary responsibility for acquisition and divestment policy, and the approval of major capital expenditure, major contracts and financing arrangements. Below Board level there are clearly defined management authorities for the approval of capital expenditure, major contracts, acquisitions, investments and divestments, together with an established framework for their appraisal, which includes a risk analysis and post-implementation plan, and where appropriate, a post-acquisition review;
- receiving regular reports on the Group's treasury activities, having approved the operating policies and controls for this function;
- performing at least annually a review of the Group's pension fund arrangements and insurance and risk management programmes;
- receiving an annual report, following its review by the Executive Committee, on corporate social responsibility matters, which includes the environmental, health and safety performance of the Group's operations; and
- reviewing an annual management development and succession plan. The Executive Committee also reviews management development issues at least annually.

The Board receives an annual report from the Audit Committee concerning the operation of the systems of internal control and risk management. This report, together with the reviews by the Board during the year of the matters described above, enables the Board to form its own view on the effectiveness of the systems.

The Audit Committee is responsible for reviewing the ongoing control processes, and the actions undertaken by the Committee during 2006 to discharge this responsibility are described in the Audit Committee's report on page 52. To assist it in this role the Committee liaises closely with the internal audit department, the Head of which reported directly to the Chief Executive throughout 2006. The department utilises a risk-based internal audit programme and its purpose is to review and test the systems, controls, processes, procedures and practices across the Group. The department's reports are seen by the relevant members of the Executive Committee. The resolution of any control issues raised by Board members or in reports reviewed by the Audit Committee are discussed in Committee with management.

The Board has reviewed the effectiveness of the Group's systems of internal control and risk management during the period covered by this annual report. It confirms that the processes described above, which accord with the guidance on internal control appended to the Code (the revised Turnbull Guidance), have been in place throughout that period and up to the date of approval of the annual report. The Board also confirms that no significant failings or weaknesses were identified in relation to the review.

Compliance with the Code

It is the Board's view that, throughout 2006, GKN was in compliance with the relevant provisions set out in Section 1 of the Code. Companies have been encouraged to adopt early the new requirements introduced by the June 2006 Combined Code on Corporate Governance, which will apply to GKN for the first time in the 2007 reporting year. GKN is also in compliance with these new requirements.

Audit Committee report

Role of the Committee

The primary role of the Audit Committee, which reports its findings to the Board, is to ensure the integrity of the financial reporting and audit processes and the maintenance of a sound internal control and risk management system. In pursuing these objectives, the Committee ensures that an appropriate relationship is maintained between GKN and the external auditors, considers the effectiveness of the external audit process and makes recommendations to the Board on the appointment of the external auditors. It reviews the effectiveness of the internal audit function and is responsible for approving the appointment of the head of that function. The Committee reviews the Group's systems of internal control and the processes for monitoring and evaluating the risks facing the Group.

In the performance of its duties, the Committee has independent access to the services of the internal audit function and to the external auditors, and may obtain outside professional advice as necessary. Both the Head of Internal Audit and the external auditors have direct access to the Chairman of the Committee outside formal Committee meetings.

The Committee has written terms of reference that outline its authority and responsibilities. These are considered annually by the Audit Committee and any proposed changes are referred to the Board for approval. The Committee's current terms of reference are available upon request and on GKN's website.

Membership

The Audit Committee presently comprises John Sheldrick (Chairman), Sir Ian Gibson, Helmut Mamsch, Sir Christopher Meyer and Sir Peter Williams, all of whom are independent non-executive Directors. Their biographical details are set out on pages 44 and 45. There were no changes to the membership of the Committee during 2006. The Company Secretary acts as secretary to the Committee.

Report on the Committee's activities in 2006

Meetings and attendance

The Committee met on four occasions in 2006 timed to coincide with the financial and reporting cycles of the Company. Members' attendance at the meetings held during the year is set out in the table on page 50.

The Group Chairman, Chief Executive, Finance Director, Head of Internal Audit, the engagement partner of the external auditors and other members of the management team attended meetings by invitation. At each meeting there was an opportunity for the external auditors, and annually an opportunity for the Head of Internal Audit, to discuss matters with the Committee without any executive management being present. In addition, the members of the Committee met separately at the start of each meeting to discuss matters in the absence of any persons attending by invitation.

Financial reporting

During 2006 the Committee reviewed a wide range of financial reporting and related matters including the interim and annual financial statements prior to their submission to the Board. The Committee focused in particular on key accounting policies and practices adopted by the Group and any significant areas of judgement that materially impacted reported results. It also reviewed the Group's trading update announcements prior to release.

External auditors

The Audit Committee is responsible for the development, implementation and monitoring of the Company's policies on external audit. The policies, designed to maintain the objectivity and independence of the external auditors, regulate the appointment of former employees of the external audit firm to positions in the Group and set out the approach to be taken when using the external auditors for non-audit work. As a general principle the external auditors are excluded from consultancy work and cannot be engaged by GKN for other non-audit work unless there are compelling reasons to do so. Any proposal to use the external auditors for non-audit work must be submitted to the Finance Director (who will, depending on the nature of the service, seek the prior authorisation of the Chairman of the Audit Committee) for approval prior to their appointment.

In accordance with its remit, the Committee reviewed and approved the external auditors' plans for the audit of the Group's 2006 financial statements. In approving the terms of engagement for the audit, the Committee considered the proposed audit fee and associated expenses.

During the year the Committee performed its annual review of the effectiveness of the external auditors. This process was based primarily on a format devised by the Institute of Chartered Accountants of Scotland and conducted by means of formal interviews with a number of Directors and senior management across the Group and the external audit engagement partner. The Committee also reviewed a formal letter provided by the external auditors confirming their independence and objectivity within the context of applicable regulatory requirements and professional standards and received confirmation of compliance with the policy on the employment of former employees of the external auditors. In addition, a new audit engagement partner was appointed during the year in accordance with professional standards on the rotation of key audit staff.

Internal audit and monitoring of control issues

At its meetings during 2006 the Committee reviewed the results of the audits undertaken by the internal audit function and considered the adequacy of management's response to the matters raised, including the implementation of recommendations made by the function. It also reviewed and approved the internal audit plan for the coming year and the level of resources allocated to the internal audit function. The effectiveness of the internal audit function was reviewed based primarily on guidelines issued by the Institute of Internal Auditors. Feedback was obtained from a number of Directors and senior management across the Group by means of formal interview. In addition, an independent review of the function by Ernst & Young was completed during the year.

The Committee reviewed regular reports on control issues of Group level significance, including details of any remedial action being taken. It considered reports from the internal audit function and the external auditors on the Group's systems of internal control and reported to the Board on the results of its review. The Committee also examined a post-acquisition report on the integration and performance of a significant recent acquisition.

Whistleblowing

GKN operates an international whistleblowing hotline which is run by an external and independent third party. Launched during the year as part of the revised Employee Disclosure Procedures Policy, the hotline facilitates the arrangements whereby employees can make (on an anonymous basis if preferred) confidential disclosures about suspected impropriety and wrongdoing. Any matters so reported are investigated and escalated to the Audit Committee as appropriate. Statistics on the volume and general nature of all disclosures made are reported to the Committee on an annual basis.

On behalf of the Committee

John Sheldrick
Chairman of the Audit Committee

26 February 2007

Directors' remuneration report

Role of the Remuneration Committee

The Board's Remuneration Committee is responsible for formulating the Group's policy for the remuneration of the executive Directors of GKN plc. The Committee reviews the policy annually and recommends any changes to the Board as a whole for formal approval.

Within the framework of the agreed policy, the Committee determines the detailed terms of service of the executive Directors, including basic salary, incentives and benefits, and the terms upon which their service may be terminated. The Committee also determines the fees of the Chairman and is responsible for recommending to the Chief Executive and monitoring the level and structure of remuneration for the most senior managers below Board level. The Committee's full terms of reference are available on GKN's website.

The Committee consists entirely of independent non-executive Directors. Sir Peter Williams has chaired the Committee since 1 January 2006. The other current members of the Committee are Sir Ian Gibson, Helmut Mamsch, Sir Christopher Meyer and John Sheldrick, all of whom served on the Committee throughout 2006. Members' attendance at meetings of the Committee in 2006 is summarised on page 50.

The Remuneration Committee is responsible for appointing external independent consultants to advise on executive remuneration matters. Following a review in 2006, the Committee has appointed New Bridge Street Consultants as its advisers. Whilst the executive Director salary review in 2006 utilised data published by previous advisers to the Committee, in future it is anticipated that New Bridge Street Consultants will provide advice on executive Directors' remuneration. During 2006 New Bridge Street Consultants were also appointed by the Group to provide advice on incentive arrangements for senior executives below Board level. They also continued, during 2006, to provide the total shareholder return monitoring service in connection with the Group's long-term incentive plan and executive share option scheme and a valuation of awards during the year under those schemes as required for share-based payment valuation purposes under International Financial Reporting Standard 2, roles they have performed for the Group since 2004. In appointing New Bridge Street Consultants in 2006, the Committee ensured there was adequate independence and no conflict of interest between the advice it would be seeking and the work performed elsewhere within the Group by employees of New Bridge Street Consultants. New Bridge Street Consultants did not provide any other services direct to the Group during the year.

The Committee also receives input from the Group's Chief Executive when considering the remuneration of other executive Directors.

The Committee's terms of reference and procedures, which are reviewed annually under the Board's performance evaluation procedures described on page 49, comply with the best practice provisions of the Combined Code on Corporate Governance. (The Board's statement of overall compliance with the Combined Code is given on page 51.)

Remuneration policy

This section describes GKN's current policy for the remuneration of its executive and non-executive Directors as at the date of this report and for subsequent financial years.

GKN's remuneration policy for executive Directors is designed to attract, retain and motivate executives of the high calibre required to ensure that the Group is managed successfully to the benefit of shareholders. To achieve this, an internationally competitive package of incentives and rewards linked to performance is provided.

In setting remuneration levels the Remuneration Committee takes into consideration the remuneration practices found in other multinational companies of similar size and also ensures that the remuneration arrangements for executive Directors are compatible with those for executives throughout the Group. It also considers the most recent pay awards in the Group generally when reviewing the basic salaries of the executive Directors.

The remuneration of the executive Directors comprises basic salary and benefits in kind set at competitive levels, short-term variable remuneration dependent upon the achievement of performance targets, and longer term rewards including retirement benefits and performance-related long-term incentives. Further details of each of these elements are given in the following paragraphs. On the basis of the expected value of long-term incentives and achievement of on-target performance for the purposes of the short-term variable remuneration scheme, the total annual remuneration (excluding pension benefits) of each executive Director under the Group's remuneration policy is weighted approximately 60% performance-related and 40% non performance-related, valued as at the time of award of long-term incentives, with flexibility to change the balance between the performance-related and non performance-related elements if the Remuneration Committee considers it appropriate. The Remuneration Committee believes that these proportions represent an appropriate balance between certainty of income and incentive-based remuneration linked to the achievement of GKN's operational and strategic objectives.

The remuneration policy for the Chairman and the other non-executive Directors is for recompense by way of fees at levels commensurate with those paid by other UK listed companies of comparable size and complexity. Such fees may include additional awards in respect of the chairmanship of Board Committees. The fees of the Chairman, as stated above, are determined by the Remuneration Committee. The fees of the other non-executive Directors, including any separate fees payable to the chairmen of Board Committees, are determined by the Board following recommendation from the Chairman and Chief Executive and are set at a level that the Board believes will attract individuals with the necessary experience and ability to make a substantial contribution to the Group's affairs.

Basic salary

This is based on a number of factors including market rates together with the individual Director's experience, responsibilities and performance. The Remuneration Committee's objective is to maintain salaries at around the median level of the relevant employment market and it reviews annually data drawn from an analysis of senior executive salary levels in approximately 100 major UK companies provided to it by independent consultants. The Committee has reviewed the performance of the Directors and believes payment of salaries in accordance with this policy to be entirely justified.

Individual salaries of Directors are reviewed annually by the Committee with any increase usually being effective from 1 July.

Benefits

These comprise principally car and healthcare benefits. The level of benefits provided to executive Directors is consistent with that provided by other major companies. These benefits do not form part of pensionable earnings.

Performance-related short-term variable remuneration

Payments may be made annually under arrangements which link remuneration to the achievement of short-term operational targets relevant to GKN's long-term strategic objectives. These targets will typically relate to a combination of corporate and, where appropriate, individual portfolio profit and cash flow performance. Achievement of on-target performance will result in payments of approximately 50% of an executive Director's salary and payments are normally capped at around 100% of salary.

Directors' remuneration report continued

Details of the targets and cap for 2006 are given below in the section 'Directors' remuneration 2006'.

The Remuneration Committee has discretion to alter targets to reflect changed circumstances such as material changes in accounting standards or changes in the structure of the Group. It may also make discretionary payments in respect of exceptional performance. Payments to Directors are based upon a percentage of basic salary received during the year and do not form part of pensionable earnings under Directors' pension arrangements.

Long-term incentive arrangements
The Remuneration Committee believes that performance-related long-term incentives which closely align executive rewards with shareholders' interests are an important component of overall executive remuneration arrangements. In 2004 shareholders approved revisions to both elements of GKN's current long-term incentive arrangements for executive Directors and other senior executives – the GKN Long Term Incentive Plan and the GKN Executive Share Option Scheme. The structure of the Company's performance-related long-term incentives is considered annually as part of the award process; the Committee believes the current arrangements for executive Directors remain appropriate and it is currently reviewing the mix of long-term incentives for those executives in the most senior grade below Board level.

Award levels under each of the GKN Long Term Incentive Plan and the GKN Executive Share Option Scheme are set such that the combined rewards available to an individual Director, assuming full vesting, are no greater than they would have been had the Group's long-term incentive arrangements comprised only a single element. The combined maximum potential annual award under both elements of the long-term incentive arrangements is 250% of basic salary, or such higher overall percentage which may be applied where necessary specifically to recruit or retain an individual.

There are no provisions under the rules of either the GKN Long Term Incentive Plan or the GKN Executive Share Option Scheme for the automatic release of unvested awards on a change of control of GKN plc.

GKN Long Term Incentive Plan (LTIP)
In summary, under the LTIP introduced in 2004, each executive Director may be awarded annually a conditional right to receive GKN plc ordinary shares up to a maximum value of 150% of basic salary. The value of shares for this purpose is calculated by reference to the average of the daily closing prices of GKN plc ordinary shares during the preceding year. LTIP awards to executive Directors in 2006 were made at a value of 100% of basic salary.

The number of shares that the Director will ultimately receive will depend on the Group's performance during the three years commencing on 1 January in the year of award and on satisfaction of a personal shareholding requirement (see page 57).

Performance is measured by comparing the total shareholder return (i.e. the internal rate of return from the cash flows arising from buying, owning and selling a company's shares), or 'TSR', from GKN shares with the return on shares of other companies chosen by the Remuneration Committee as an appropriate comparator group. The Committee considers relative TSR to be an appropriate performance criterion as it represents the investment return received by GKN's shareholders over the measurement period compared with the return investors could have received by investing in alternative stocks over the same period. This incentive arrangement is therefore less affected by changes in economic conditions and short-term stock market sentiment than plans based on certain other measures.
For awards made from 2004 onwards, the comparator group comprises a tailored peer group representing GKN's major competitors and customers worldwide which, the Committee believes, provides a meaningful comparison. (Where a comparator company's shares are listed on an overseas market, the TSR of that company is calculated in local currency. The Committee believes this method of measurement provides a true indication of a company's performance, without potential distortions brought about by windfall movements in currency.)

The companies making up the comparator group for the awards granted in 2004, 2005 and 2006 (unless specified otherwise) are shown in the table below.

Automotive companies					
Magna International Inc	Canada	NGK Spark Plug Co Ltd	Japan	Autoliv Inc***	USA
Torch Investment Co Ltd	China	NTN Corporation***	Japan	Borg Warner Inc	USA
Faurecia SA	France	Toyota Motor Corporation	Japan	Dana Corporation**	USA
Valeo SA	France	Haldex AB***	Sweden	Delphi Corporation**	USA
BMW AG***	Germany	Scania AB	Sweden	Eaton Corporation***	USA
Continental AG***	Germany	Mayflower Corporation plc*	UK	Ford Motor Company	USA
DaimlerChrysler AG	Germany	Tomkins plc	UK	General Motors Corporation	USA
Volkswagen AG	Germany	Wagon plc**	UK	Johnson Controls Inc	USA
Fiat SpA	Italy	American Axle & Manufacturing Inc	USA	TRW Automotive Holdings Corporation***	USA
Denso Corporation	Japan	ArvinMeritor Inc	USA	Visteon Corporation	USA
Aerospace companies					
Bombardier Inc	Canada	Meggitt plc	UK	Goodrich Corporation	USA
Zodiac SA	France	Rolls-Royce plc	UK	Lockheed Martin Corporation	USA
Finmeccanica SpA	Italy	Smiths Group plc	UK	Raytheon Company	USA
BAE Systems plc	UK	Boeing Company/The	USA	United Technologies Corporation	USA
Cobham plc	UK	General Dynamics Corporation	USA		

*2004 comparator group only **2004 and 2005 comparator groups only ***2006 comparator group only

GKN LTIP vesting scale


100
80
60
40
20
0
award vesting level %
0 45 50 55 60 65 70 75 100
GKN TSR percentile

— 2004 awards onwards

GKN ESOS vesting scale


100
80
60
40
20
0
award vesting level %
0 45 50 55 60 65 70 75 100
GKN TSR percentile

— 2004 awards onwards

If GKN's TSR ranks in the upper quartile of the comparator group at the end of the three-year measurement period the conditional award is converted into a deferred right to receive all of the shares, which will not be released to the Director for at least one further year other than in the specific circumstances set out in the rules of the LTIP. If the ranking is at the median level, 30% of the shares will be received at the end of the deferment period, with no shares being received for below median ranking. For intermediate rankings between median and upper quartile, the Director will receive a proportionate number of shares increasing on a straight-line basis. Dividends will be treated as having accrued from the beginning of the third year of the measurement period on any shares that vest and the equivalent cash amount will be paid to the Director on release of such shares.

GKN obtains the required TSR data and ranking information from an external consultant to ensure that the comparative performance is independently verified. However, irrespective of GKN's TSR, before any shares become eligible for release the Remuneration Committee must be satisfied that this is justified by the underlying financial performance of the Group over the measurement period.

GKN Executive Share Option Scheme (ESOS)

Under the ESOS each executive Director may be awarded annually an option to subscribe for a number of GKN plc ordinary shares. The Remuneration Committee decides the level of awards in each year. For awards from 2004 onwards, annual award levels are not specifically capped under the ESOS, but when combined with awards under the LTIP (which are capped at 150% of basic salary) they cannot exceed 250% of basic salary, except where necessary specifically to recruit or retain an individual. ESOS awards to executive Directors in 2006 were made at 120% of basic salary, giving a combined award value with LTIP for 2006 of 220% of basic salary.

The number of shares that a Director can ultimately acquire upon exercise of the option is dependent upon satisfaction of a performance condition and a personal shareholding requirement (see page 57), set by the Remuneration Committee before an option is granted. Performance for awards granted from 2004 onwards is measured by comparing the TSR from GKN shares with the TSR from shares of companies in a comparator group comprising the constituents of the FTSE 350 Index at the start of a three-year measurement period commencing on 1 January in the year of award. The Remuneration Committee believes the FTSE 350 Index to be appropriate as it is a broadly based index which contains more manufacturing and engineering companies than the FTSE 100 Index. 50% of the shares under option can be acquired by the Director if GKN ranks at the median level in the comparator group with no shares being receivable for below median TSR performance. 100% of the shares can only be acquired if GKN ranks in the upper quartile of the comparator group, with a straight-line sliding scale for rankings between median and upper quartile. No retesting of the performance condition after the end of the measurement period is permitted.

The TSR information is obtained from an external consultant to ensure that the performance is independently verified. In addition, notwithstanding GKN's TSR, the Remuneration Committee must be satisfied that the vesting of an option is justified by the underlying financial performance of the Group over the measurement period.

For options granted from 2001 to 2003 inclusive, the performance condition is linked to the increase in GKN's earnings per share*, or 'EPS', over the three years commencing on 1 January in the year of award. 50% of the shares can be acquired if the increase over this period is not less than the increase in the Retail Prices Index (RPI) plus 9%. The remaining 50% can only be acquired in full if such increase is RPI plus 15% (with a straight-line sliding scale for increases between RPI plus 9% and RPI plus 15%). If the performance condition is not satisfied in full after the first three-year period, so that less than 100% of the shares under option can be acquired, the performance condition will be reassessed each year up to six years from the date of grant (the RPI plus 9% will be increased by 3% for each year beyond the third year, and the RPI plus 15% will be increased by 5% for each year beyond the third year). At the end of the six-year period, any unvested options will lapse. As stated above, there will be no such retesting of awards made from 2004 onwards.

Options granted under the ESOS are normally exercisable between the third and tenth anniversary of the date of grant. The exercise price is fixed at the market price of GKN's shares at the time of grant.

Retirement benefits

Prior to 6 April 2006, all executive Directors were subject to the UK restrictions on pensionable earnings in the Finance Act 1989 (the earnings cap). Retirement provision is secured by the Company either by a combination of amounts paid to individual 'money-purchase' schemes and supplementary allowances paid to each Director or, in certain cases, dependent in part upon the individual's salary level at commencement of employment, by membership of the executive section of the GKN Group Pension Scheme, which is a defined benefit scheme, and a supplementary allowance. The retirement provisions are made in order to assist each

*Calculated in accordance with International Accounting Standard 33, adjusted to exclude individually significant charges and credits (including, but not limited to, restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on the sale or closures of businesses and changes in the fair value of derivative financial instruments where hedge accounting has not been used) as disclosed in the Group's financial statements and the tax thereon.

Directors' remuneration report continued

Director towards securing overall retirement benefits comparable in value with those available under the pension scheme had it not been for the operation of the earnings cap.

GKN's pension scheme provides Directors with a pension of up to two-thirds of basic annual salary (up to the earnings cap) on retirement at age 60 after 20 or more years' service and proportionately less for shorter service or for retirement before pension age. An employee contribution of 7% of salary up to the earnings cap is required under the scheme.

The arrangements for providing retirement benefits to executive Directors and other senior executives have been reviewed in the light of changes in the taxation of pensions introduced by the Government from April 2006. For those previously affected by the limit on annual pensionable earnings, which includes all executive Directors, a notional limit is being maintained beyond April 2006 so that, overall, the existing pension and salary supplement arrangements will be broadly unchanged. No compensation is offered for any additional tax suffered by the individual in the event that the value of their pension exceeds the new Lifetime Allowance.

Service agreements

The service agreements of executive Directors are with GKN Holdings plc, the parent company of the GKN Group prior to the Industrial Services demerger in 2001 and now a wholly-owned subsidiary of GKN plc. The non-executive Directors do not have service agreements; their terms of service are contained in letters of appointment.

The Board's current policy is that, unless local employment practice requires otherwise, the service agreements of its executive Directors will be terminable by the employing company on one year's notice.

Other than in the event of early termination following a change of control of GKN plc, there is no contractual provision for predetermined compensation payable upon early termination of an executive Director's service agreement. In the event of such a severance (other than on a change of control) the Remuneration Committee would apply the principles of the severance policy adopted by the Board. Under this policy, which may be varied in individual cases, an immediate lump sum severance payment will be made to the Director equivalent to one year's basic salary plus one year's pension contributions. Consideration would be given to the inclusion in the severance payment of additional elements relating to short-term variable remuneration and major benefits in kind. However, such additional elements will not normally be included where the severance is as a result of underperformance. Consideration would also be given to paying the severance payment in 12 equal instalments which will only be paid to the extent that the Director has not been able to mitigate his or her loss by the date of the relevant payment.

In the event of the service agreement coming to an end by mutual consent, the Remuneration Committee will approve such termination arrangements as are appropriate in the particular circumstances.

As permitted by the Combined Code on Corporate Governance, if termination of a Director's service agreement occurs on less than due notice within 12 months following a change in control of GKN plc, a predetermined amount is payable to the Director equivalent to one year's basic salary, pension contributions, benefits in kind and loss of entitlements under short-term performance-related remuneration arrangements.

An enhancement to the pension rights of an executive Director upon early retirement will only be considered in exceptional cases and a full costing would be provided to the Remuneration Committee at the time of its deliberations. In any event, such enhancement would not be considered unless objectives set for the Director had been met or it was otherwise merited in the opinion of the Remuneration Committee.

It is also the Board's policy that, at the time of consideration of a proposed appointment of an executive Director, the Remuneration Committee will take into account the likely cost of severance in determining the appropriateness of the proposed terms of appointment.

External appointments

The Board recognises the benefit which GKN can obtain if executive Directors of GKN serve as non-executive Directors of other companies. Subject to review in each case, the Board's general policy is that each executive Director may accept one non-executive directorship with another company (but not the chairmanship of a FTSE 100 company) from which the Director may retain the fees.

Sir Kevin Smith is a non-executive Director of Scottish and Southern Energy plc. Nigel Stein is a non-executive Director of Wolseley plc. They each retain the fees payable in respect of these appointments (currently £42,500 and £55,000 per annum respectively).

Terms of appointment of Chairman and non-executive Directors

Roy Brown became Chairman in May 2004 for an initial period of three years terminable at any time upon 12 months' notice by either party. He receives a fee, determined by the Remuneration Committee, of £240,000 per annum. He does not participate in the Group's short-term variable remuneration or long-term incentive arrangements or in its pension scheme.

The fees received by each of the remaining non-executive Directors are determined by the Board upon the recommendation of the Chairman and the Chief Executive. The non-executive Directors do not participate in the Board's determinations on this matter. In respect of 2006, the Deputy Chairman, Baroness Hogg, received a fee at a rate of £55,000 per annum until her retirement from the Board at the AGM on 12 May 2006 (she was not succeeded in the role of Deputy Chairman); the Senior Independent Director, Sir Ian Gibson, received an annual fee in 2006 of £50,000. The basic fee received by the other non-executive Directors in 2006 was £45,000. In addition, the chairmen of the Audit Committee (John Sheldrick) and Remuneration Committee (Sir Peter Williams) received £9,000 and £8,000 respectively to reflect the significant extra responsibilities attached to these positions. The non-executive Directors do not participate in the Group's short-term variable remuneration or long-term incentive arrangements or in its pension scheme, nor do they receive benefits in kind. The current policy is for non-executive Directors to serve on the Board for nine years with interim renewals after three and six years, subject to mutual agreement and annual performance reviews.

Shareholding requirement

In order to reinforce the alignment of their interests with those of shareholders generally, all Directors are subject to a shareholding requirement.

Under a policy adopted by the Remuneration Committee, executive Directors are required to establish and maintain an investment in GKN plc ordinary shares equivalent to at least 100% of their basic salary. The receipt of any shares by a Director from an award made under the LTIP and ESOS is conditional upon the shareholding requirement being met on the third anniversary of the grant of the award. For these purposes any deferred rights under the LTIP will be counted as shares.

Each executive Director must acquire the minimum required shareholding by adding to any existing shareholding using performance-related rewards which may be received under the GKN short-term variable remuneration and long-term incentive arrangements. Until the required shareholding level is reached, an executive Director must apply, in the purchase of GKN shares, 30% of that amount of the gross (i.e. before tax) payment under the short-term (annual) variable remuneration scheme which exceeds 50% of the Director's gross basic salary at that time, and must retain such number of shares received under the LTIP and ESOS as represents at least 30% of the gross gain which the Director would have realised on the exercise of such an award had the shares been sold on the day of exercise.

It is the Board's policy that non-executive Directors will normally be expected to acquire a holding of GKN plc ordinary shares of a value equivalent to 30% of one year's basic fee within three years of appointment.

Total shareholder return performance

Schedule 7A to the Companies Act 1985 (the Act) requires GKN's TSR performance to be displayed in chart form against the TSR of a readily available broad equity market index. The Committee considers that in order to maintain consistency, it continues to be appropriate to show the FTSE 100 Index to fulfil this requirement.

The chart below therefore illustrates the TSR performance (based on an initial investment of £100) of GKN plc ordinary shares over the five-year period to the end of 2006 compared to the TSR that would have been obtained over the same period from a hypothetical investment in the companies constituting the FTSE 100 Index. The interim points show the cumulative TSR at each calendar half year-end date.



Total shareholder return – £ sterling
GKN and FTSE 100 Index 31 Dec 2001-31 Dec 2006
140
130
120
110
100
90
80
70
02
03
04
05
06
– GKN TSR – FTSE 100 Index TSR

However, for the purposes of the LTIP and ESOS different comparator companies are used (see pages 54 and 55) and the TSR calculation methodology required is different from that required by the regulations for the broad equity market index graph. We therefore show in the table below GKN's TSR and rank against the TSR of the relevant comparator group, together with the vesting percentage of the awards for the five most recently completed measurement periods as computed under the terms of the LTIP and for the completed measurement period for the ESOS award based on TSR performance.

Period	TSR %	Percentile ranking in comparator group (rank no. 1=100)	% of award vested
LTIP[(a)]			
Jan 2000–Dec 2002[(b)]	–14.97	23	0
Jan 2001–Dec 2003	–13.26	25	0
Jan 2002–Dec 2004	–6.45	24	0
Jan 2003–Dec 2005	3.59	22	0
Jan 2004–Dec 2006	49.81	37	0
ESOS[(c)]			
Jan 2004–Dec 2006	49.81	24	0

(a) For the measurement period under the LTIP ending on 31 December 2002, the comparator group was based on the entire FTSE 100 Index. For the subsequent three measurement periods it was based on the FTSE 100 Index less the telecommunications, media, technology and financial services sectors and comprised 57, 63 and 64 companies (including GKN) respectively. For the measurement period ending on 31 December 2006, it comprised a tailored peer group of 38 companies (including GKN), listed on page 54.

(b) Comparative TSR performance for this award post the Industrial Services demerger in 2001 was based on a bundle of GKN plc and Brambles Industries plc ordinary shares.

(c) The ESOS comparator group comprised the FTSE 350 Index constituent companies on 1 January 2004.

The chart below illustrates GKN's TSR compared to the average TSR of the relevant comparator group under the LTIP and ESOS for such periods.



Total shareholder return – %
GKN and average for comparator group for completed three-year measurement periods under the LTIP and ESOS
(14.97)
(7.51)
(13.26)
(3.15)
(6.45)
3.42
3.59
11.39
49.81
56.71
95.13
0
00-02
01-03
02-04
03-05
04-06
GKN TSR
LTIP Comparator Group TSR
ESOS Comparator Group TSR

Directors' remuneration report continued

Directors' remuneration 2006

With the exception of the dates of the executive Directors' service agreements shown in the table below, note (a) to the table below, note (i) to the table on page 59 and the section headed 'Share interests' on page 60, the information set out on pages 58 to 60 represents the auditable disclosures required by Part 3 of Schedule 7A to the Companies Act 1985.

The remuneration of the executive Directors in 2006, excluding pension benefits and long-term incentives, was as follows:

	Date of service agreement	Salary[a] £000	Performance-related £000	Car allowance £000	Other benefits £000	**Total 2006 £000**	Total 2005 £000
Sir Kevin Smith	24.1.03	676	538	10	6	**1,230[b]**	997
I R Griffiths[c]	24.1.03	44	–	1	3	**48[b]**	682
N M Stein	22.8.01	403	321	6	3	**733[b]**	579
		1,123	859	17	12	**2,011**	2,258

(a) The executive Directors' basic salaries at 31 December 2006 were: Sir Kevin Smith £692,202; Mr N M Stein £412,542. The average year-end basic salary of those executives in the most senior executive grade below Board level whose remuneration is monitored by the Remuneration Committee was £210,966 (all non-sterling amounts have been translated into sterling at the year-end exchange rate for this purpose).

(b) Payments of supplementary allowances to certain executive Directors to assist them towards securing retirement benefits are included in the money-purchase contributions and allowances for pension benefit purposes disclosed in the first table on page 60. The allowances, detailed below, have therefore been excluded from the total remuneration shown in the table above although they are part of the Directors' aggregate emoluments for the purpose of disclosure under the Companies Act 1985: Sir Kevin Smith £263,691 (2005 – £152,825); Mr I R Griffiths £12,080 (2005 – £142,080); Mr N M Stein £118,248 (2005 – £109,817).

(c) Resigned from the service of the Group with effect from 3 February 2006 to take up an appointment external to the GKN Group. No termination payment was payable to Mr Griffiths consequent upon him leaving service.

The 2006 performance-related payments were triggered by the achievement of a number of Group targets relating to profit before tax and cash generation. Profit performance equal to target would have resulted in payments of 40% of salary. The maximum amount that an individual could receive under the profit element was 90% of salary. In addition, cash flow targets were set for the Group as a whole. Cash flow targets were substantially achieved, resulting in payments equal to 10% of salary. In relation to profit performance, achievements resulted in payments of 69.7% of salary.

The remuneration of the non-executive Directors in 2006 was as follows:

	Total 2006 £000	Total 2005 £000
R D Brown	**240**	240
Baroness Hogg[a]	**20**	60
Sir Ian Gibson	**50**	40
H C-J Mamsch	**45**	40
Sir Christopher Meyer	**45**	40
J N Sheldrick	**54**	40
Sir Peter Williams	**53**	47
	507	507

(a) Retired 12 May 2006.

Directors' aggregate emoluments for 2006 amounted to £2.9 million (2005 – £4.3 million).

Conditional and deferred rights to GKN plc ordinary shares under the LTIP held by the executive Directors at 31 December 2006 (or, if earlier, on date of cessation) and 1 January 2006, together with awards made and lapsed during the year, were as follows:

	Awards held 31 December 2006[a]		Conditional awards made[b]	Conditional awards lapsed	Awards held 1 January 2006	
	Conditional	**Deferred**			Conditional	Deferred
Sir Kevin Smith	**687,250**	–	247,560	207,750	647,440	–
I R Griffiths[c]	–	–	–	451,240	451,240	–
N M Stein	**399,882**	–	147,542	119,200	371,540	–

(a) Or, if earlier, at date of cessation of appointment as a Director.

(b) The closing mid-market price on the date of award of the shares comprising the conditional awards made during the year was 331p per share. The measurement period relating to these awards ends on 31 December 2008.

(c) Resigned from the service of the Group with effect from 3 February 2006, as a consequence of which all outstanding LTIP awards lapsed on that date in accordance with the rules.

(d) Since 31 December 2006, the following conditional rights to GKN ordinary shares in respect of awards granted in relation to the measurement period 2004 to 2006 have lapsed: Sir Kevin Smith 223,970 shares; Mr N M Stein 128,540 shares.

(e) During 2006, no conditional rights were converted into deferred awards, no awards vested and no shares were released to Directors.

Options over GKN plc ordinary shares granted under the ESOS and the Save As You Earn (SAYE) share option scheme and held by the executive Directors at 31 December 2006 (or, if earlier, on date of cessation) and 1 January 2006 were as follows:

	Scheme	Exercisable[a] From	Exercisable[a] To	Shares under option 31 December 2006[b]	Exercise price	2006 Granted	2006 Exercised	2006 Lapsed	Shares under option 1 January 2006
Sir Kevin Smith	ESOS	21.9.04	20.9.11	**210,093**	242.75p	–	–	–	210,093
	ESOS	15.3.05	14.3.12	**165,584**	308p	–	–	–	165,584
	ESOS	19.3.06	18.3.13	**793,468**	163.05p	–	–	–	793,468
	ESOS	16.9.07	15.9.14	**347,332**	219p	–	–	–	347,332
	ESOS	5.4.08	4.4.15	**300,062**	253.5p	–	–	–	300,062
	ESOS	11.4.09	10.4.16	**236,816**	334.05p	236,816	–	–	–
I R Griffiths[c]	ESOS	21.9.04	20.9.11	–	242.75p	–	–	197,734	197,734
	ESOS	15.3.05	14.3.12	–	308p	–	–	165,584	165,584
	ESOS	19.3.06	18.3.13	–	163.05p	–	–	354,185	354,185
	ESOS	16.9.07	15.9.14	–	219p	–	–	349,315	349,315
	ESOS	5.4.08	4.4.15	–	253.5p	–	–	213,017	213,017
N M Stein	ESOS	21.9.04	20.9.11	**169,928**	242.75p	–	–	–	169,928
	ESOS	15.3.05	14.3.12	**146,103**	308p	–	–	–	146,103
	ESOS	19.3.06	18.3.13	**303,587**	163.05p	–	–	–	303,587
	ESOS	16.9.07	15.9.14	**282,395**	219p	–	–	–	282,395
	ESOS	5.4.08	4.4.15	**172,209**	253.5p	–	–	–	172,209
	ESOS	11.4.09	10.4.16	**141,138**	334.05p	141,138	–	–	–
	SAYE	1.12.06	31.5.07	–	229p	–	4,028	–	4,028

Details of the options over GKN plc ordinary shares exercised by Directors during 2006 are shown below.

	Shares issued on exercise	Date of grant	Exercise price per share	Price on date of exercise[d]	Shares retained on exercise
N M Stein	4,028[e]	18.9.03	229p	278.25p	4,028

(a) Represents the earliest exercise date (assuming satisfaction of relevant performance criteria and personal shareholding requirements) and latest expiry date of options held by the Director during the year.

(b) Or, if earlier, at date of cessation of appointment as a Director.

(c) Resigned from the service of the Group with effect from 3 February 2006, as a consequence of which all outstanding ESOS awards lapsed on that date in accordance with the rules.

(d) The closing mid-market price per share on date of exercise.

(e) Option granted under the GKN SAYE Share Option Scheme 2001.

(f) Since 31 December 2006, the following ESOS awards granted in relation to the measurement period 2001 to 2003 have lapsed: Sir Kevin Smith 210,093 shares; Mr N M Stein 169,928 shares. Since 31 December 2006, the following ESOS awards granted in relation to the measurement period 2004 to 2006 have lapsed: Sir Kevin Smith 347,332 shares; Mr N M Stein 282,395 shares.

(g) The SAYE share option scheme is open to all UK subsidiary employees with six months' service or more. Participants save a regular monthly sum of up to £250 for three years (or five years for options granted prior to 2003) and can use these savings and any bonus payable under the scheme to exercise the options. For options granted prior to 2003, the exercise price was set at the maximum discount permitted by the Finance Act 1989 of 20% below the market price before the start of the savings period. For options granted in 2003 this discount was reduced to 10% (no SAYE share options were granted in 2004, 2005 or 2006).

(h) The closing mid-market price of GKN plc ordinary shares on the London Stock Exchange on 29 December 2006 (being the last day of trading for 2006) was 278p and the price range during the year was 252p to 341.25p.

(i) At 31 December 2006, the total number of GKN plc ordinary shares which had been issued on the exercise of options granted by the Company or were the subject of such options remaining outstanding under the ESOS and the SAYE share option schemes was 21.5 million and 8.2 million respectively. This represents approximately 2.9% of the issued share capital of the Company at that date in respect of discretionary (i.e. executive) schemes and 4.0% of the issued share capital of the Company at that date in respect of all (i.e. both executive and all-employee) schemes.

Directors' remuneration report continued

The first table below shows the total amount paid as a money-purchase contribution (paid only in respect of one Director who is not a member of GKN's defined benefit pension scheme) and supplementary allowances to all executive Directors under the Group's pension arrangements. The second table below shows pension amounts for those Directors whose pension arrangements are either wholly or partly of the defined benefit type.

	Money-purchase contributions and allowances for pension benefit purposes	
	2006 £000	2005 £000
Sir Kevin Smith[(a)]	**270**	259
I R Griffiths[(b)]	**12**	142
N M Stein	**118**	110

	Accrued annual pension at 31 December 2006[(c)] £000	Accrued annual pension at 31 December 2005[(c)] £000	**Transfer value of accrued annual pension at 31 December 2006 £000**	Transfer value of accrued annual pension at 31 December 2005 £000	Change in transfer value in 2006[(d)] £000	Increase in annual pension in 2006[(e)] £000	**Transfer value at 31 December 2006 of increase in annual pension in 2006[(d)] £000**
I R Griffiths[(b)]	**59**	54	**1,025**	942	83	3	**53**
N M Stein	**42**	38	**584**	538	39	3	**29**

(a) The difference between the Director's pension cost shown in this table and the supplementary allowance amount disclosed in note (b) to the first table on page 58 represents GKN's contribution to the Director's money-purchase pension arrangement.

(b) Resigned from the service of the Group with effect from 3 February 2006 with a deferred pension entitlement. The accrued pension shown at 31 December 2006 is the accrued pension as at 3 February 2006 revalued up to the year-end in line with deferred pension indexation.

(c) The accrued annual pension includes entitlements earned as an employee prior to becoming a Director as well as for qualifying services after becoming a Director.

(d) Less any contributions made by the Director.

(e) Increase over the year in accrued pension in excess of inflation to which the Director would have been entitled on leaving service.

(f) A transfer value represents the present value of accrued benefits. It does not represent an amount of money which the individual is entitled to receive. The change in transfer value over the year reflects the additional pension earned and the effect of changes in stock market conditions during the year. Transfer values have been calculated in accordance with version 9.2 of Guidance Note 11 prepared by the Institute/Faculty of Actuaries with effect from 30 December 2005.

Share interests

The beneficial interests of the Directors, including family interests, in GKN plc ordinary shares at 31 December 2006 and 1 January 2006 were as follows:

	31 December 2006	1 January 2006
R D Brown	**26,264**	24,264
Sir Kevin Smith	**276,006**	203,273
Sir Ian Gibson	**10,000**	10,000
H C-J Mamsch	**7,500**	2,500
Sir Christopher Meyer	**2,500**	2,500
J N Sheldrick	**5,000**	2,500
N M Stein	**125,272**	121,244
Sir Peter Williams	**10,000**	10,000

The executive Directors, as potential beneficiaries, are deemed to have an interest in the GKN plc ordinary shares held from time to time by the discretionary trust established to facilitate the operation of the GKN long-term incentive arrangements. At 31 December 2006 this trust held 103,519 GKN plc ordinary shares (2005 – 108,796 shares). At 26 February 2007* this trust held 107,550 GKN plc ordinary shares (2005 – 108,796).

There were no changes in the Directors' interests in shares or options between 31 December 2006 and 26 February 2007* other than in respect of the shares held by the discretionary trust as detailed above, the lapse of conditional rights to GKN plc ordinary shares under the LTIP disclosed on page 58 and the lapse of awards under the ESOS disclosed on page 59.

The Company's Register of Directors' Interests, which contains full details of the Directors' shareholdings, long-term incentive plan awards and options to subscribe for shares in GKN plc, is available for inspection by shareholders upon request.

On behalf of the Board



Sir Peter Williams
Chairman of the Remuneration Committee

26 February 2007

*As at 1 March 2007, there were no changes to the beneficial and non-beneficial interests of the Directors.

Independent auditors' report to the members of GKN plc

We have audited the Group financial statements of GKN plc for the year ended 31 December 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes. These consolidated financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Company financial statements of GKN plc for the year ended 31 December 2006 and on the information in the Directors' remuneration report that is described as having been audited on page 103.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of Directors' responsibilities on page 47.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' report is consistent with the Group financial statements. The information given in the Directors' report includes that specific information presented in the business review that is cross referred from the business review section of the Directors' report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the Combined Code (2003) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Directors' report, the Chairman's statement, the Chief Executive's statement, the business review, the corporate governance statement and the other information listed on the contents page of the annual report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its profit and cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' report is consistent with the Group financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Birmingham

26 February 2007

Consolidated income statement

For the year ended 31 December 2006

	Notes	2006 £m	2005 Restated (note 1) £m
Sales	2	**3,634**	3,648
Trading profit		***242***	*229*
Restructuring and impairment charges		***(74)***	*(98)*
Amortisation of non-operating intangible assets arising on business combinations		***(3)***	*(1)*
Profits and losses on sale or closures of businesses		***5***	*1*
Changes in fair value of derivative financial instruments		***33***	*(33)*
Operating profit	3	**203**	98
Share of post-tax earnings of joint ventures	12	**17**	10
Interest payable		**(57)**	(61)
Interest receivable		**23**	48
Other net financing charges		**(4)**	(22)
Net financing costs	4	**(38)**	(35)
Profit before taxation		**182**	73
Taxation	5	**(5)**	(14)
Profit after taxation for the year		**177**	59
Profit attributable to minority interests		**–**	4
Profit attributable to equity shareholders		**177**	55
		177	59

All activities in 2006 and 2005 were from continuing operations.

	Notes	2006	2005
Earnings per share – p			
Total	6		
Basic		**25.0**	7.7
Diluted		**24.9**	7.6
Dividends per share – p	7		
Interim dividend per share		**4.1**	4.0
Final dividend per share		**8.7**	8.2

Consolidated statement of recognised income and expense

For the year ended 31 December 2006

	2006 £m	2005 £m
Currency variations	**(124)**	77
Derivative financial instruments:		
Transactional hedging	**1**	–
Translational hedging	**43**	(23)
Unrealised loss arising on change in status of equity accounted investments	**–**	(3)
Actuarial gains and losses on post-employment obligations including tax:		
Subsidiaries	**40**	(49)
Joint ventures	**–**	(1)
Deferred tax on non-qualifying assets	**–**	1
Amounts arising from the acquisition of minority interest	**–**	4
Net (losses)/profits not recognised in the income statement	**(40)**	6
Profit for the year	**177**	59
Total recognised income for the year	**137**	65
Adjustment in respect of the adoption of IAS 39	**–**	17
	137	82
Total recognised income for the year attributable to:		
Equity shareholders	**138**	58
Minority shareholders	**(1)**	7
	137	65

Consolidated balance sheet

At 31 December 2006

	Notes	2006 £m	2005 Restated (note 1) £m
Assets			
Non-current assets			
Intangible assets – goodwill	10	**245**	241
– other	10	**111**	54
Property, plant and equipment	11	**1,354**	1,364
Investments in joint ventures	12	**83**	81
Other receivables and investments including loans to joint ventures	13	**24**	21
Deferred tax assets	25	**114**	172
		1,931	1,933
Current assets			
Inventories	14	**470**	467
Trade and other receivables	15	**520**	566
Derivative financial instruments	23	**32**	12
Cash and cash equivalents	16	**342**	724
		1,364	1,769
Assets held for sale	19	**–**	38
Total assets		**3,295**	3,740
Liabilities			
Current liabilities			
Borrowings	20	**(39)**	(47)
Derivative financial instruments	23	**(11)**	(34)
Trade and other payables	17	**(743)**	(795)
Current income tax liabilities	18	**(93)**	(109)
Provisions	24	**(66)**	(57)
		(952)	(1,042)
Liabilities associated with assets held for sale	19	**–**	(16)
		(952)	(1,058)
Non-current liabilities			
Borrowings	20	**(729)**	(734)
Deferred tax liabilities	25	**(63)**	(60)
Trade and other payables	17	**(29)**	(24)
Provisions	24	**(53)**	(78)
Post-employment obligations	30	**(561)**	(885)
		(1,435)	(1,781)
Total liabilities		**(2,387)**	(2,839)
Net assets		**908**	901
Shareholders' equity			
Ordinary share capital	26, 27	**371**	370
Share premium account	27	**25**	23
Retained earnings	27	**589**	493
Other reserves	27	**(93)**	(11)
Total shareholders' equity		**892**	875
Minority interest – equity	27	**16**	26
Total equity		**908**	901

The financial statements on pages 62 to 102 were approved by the Board of Directors and authorised for issue on 26 February 2007. They were signed on its behalf by:

Roy Brown, Sir Kevin Smith, Nigel Stein, Directors

Consolidated cash flow statement

For the year ended 31 December 2006

	Notes	2006 £m	2005 £m
Cash flows from operating activities			
Cash generated from operations	29	**117**	308
Interest received		**25**	48
Interest paid		**(58)**	(62)
Tax paid		**(31)**	(35)
Dividends received from joint ventures		**7**	6
		60	265
Cash flows from investing activities			
Purchase of property, plant and equipment and intangible assets		**(230)**	(229)
Proceeds from sale of property, plant and equipment		**13**	9
Acquisition of subsidiaries (net of cash acquired)	28	**(126)**	(51)
Proceeds from sale of subsidiaries and businesses (net of cash disposed)	3d	**13**	1
Investment loans and capital contributions		**1**	2
		(329)	(268)
Cash flows from financing activities			
Net proceeds from issue of ordinary share capital	26	**3**	10
Purchase of treasury shares	26	**(40)**	(30)
Net proceeds from borrowing facilities		**48**	8
Finance lease payments		**(1)**	(3)
Repayment of borrowings		**(14)**	(29)
Dividends paid to shareholders	7	**(88)**	(86)
Dividends paid to minority interests		**(1)**	–
		(93)	(130)
Currency variations on cash and cash equivalents		**(7)**	3
Movement in cash and cash equivalents		**(369)**	(130)
Cash and cash equivalents at 1 January		**697**	827
Cash and cash equivalents at 31 December	29	**328**	697

All cash flows arise from continuing operations. Cash inflows from government capital grants of £3 million (2005 – £4 million) have been offset against purchases of property, plant and equipment and intangible assets.

For the purposes of presenting the cash flow statement the components of cash and cash equivalents are offset. A reconciliation between the cash flow statement and balance sheet presentation is shown in note 29.

Notes to the financial statements

1 Accounting policies and presentation

The Group's key accounting policies are summarised below.

Basis of preparation and consolidation

The Group consolidated financial statements are for the 12 months ended 31 December 2006. These consolidated financial statements have been prepared in accordance with the Companies Act 1985 as applicable to companies reporting under IFRS and with those IFRS standards and IFRIC interpretations issued and effective and endorsed by the European Union as at the time of preparing these statements.

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (together 'the Group') and the Group's share of the results and equity of its joint ventures.

Subsidiaries are entities over which, either directly or indirectly, the Company has control through the power to govern financial operating policies so as to obtain benefit from their activities. This power is generally accompanied by a shareholding of more than 50% of the voting rights. The results of subsidiaries acquired or sold during the year are included in the Group's results from the date of acquisition or up to the date of disposal. All business combinations are accounted for by the purchase method.

Joint ventures are entities in which the Group has a long-term interest and exercises joint control with its partners over their financial and operating policies. In all cases voting rights are 50% or lower. Investments in joint ventures are accounted for by the equity method. The Group's share of equity includes goodwill arising on acquisition.

In a single case the Company indirectly owns 100% of the voting share capital of an entity but is precluded from exercising either control or joint control by a contractual agreement with the United States Department of Defense. In accordance with IAS 27 this entity has been excluded from the consolidation and treated as an investment. Further details are contained in note 13.

Intra-Group transactions and balances and any unrealised gains and losses arising from intra-Group transactions, together with those with joint ventures, are eliminated.

The profit or loss on discontinued operations comprises the trading results up to the date of disposal or discontinuance and the profit and loss on the disposal or closure where businesses are sold or closed by the date on which the financial statements are approved. A discontinued operation is a business or businesses that have either been disposed of or closed or satisfies the criteria to be classified as held for sale and that represents either a material line of business within the Group or within one of its reported segments or a primary geographical area of operation. Where businesses fall to be treated as discontinued in the current year the comparative data is reclassified to reflect those businesses as discontinued.

Minority interests represent the portion of shareholders' earnings and equity attributable to third party shareholders not belonging to the Group.

Presentation of income statement

IFRS is not prescriptive as to the format of the income statement. The format used by the Group, in arriving at the results of continuing operations, in these financial statements is explained below.

Sales shown in the income statement are those of continuing subsidiary companies only.

Operating profit is the pre-finance profit of continuing subsidiary companies and, in order to achieve consistency and comparability, between reporting periods, is analysed to show separately the results of normal trading performance and individually significant charges and credits. Such items arise because of their size or nature and, in 2006, comprise:

- charges relating to the Group's strategic restructuring programme announced in 2004,
- the impact of the annual goodwill impairment review,
- asset impairment and restructuring charges which arise from events which are significant to any reportable segment,
- amortisation of the fair value of non-operating intangible assets arising on business combinations,
- profits or losses on businesses sold or closed which do not meet the definition of discontinued operations and which the Group views as capital rather than revenue in nature, and
- changes in the fair value of derivative financial instruments between the opening and closing balance sheets.

The Group's post-tax share of joint venture profits is shown as a separate component of profit before tax.

Net finance costs are analysed to show separately interest payable, interest receivable and the net of interest payable on post-employment obligations and the expected return on pension scheme assets.

Restatement of 2005 comparatives for presentation purposes

The Group has amended its analysis of operating profit in 2006 to separately identify the amortisation arising on non-operating intangible assets (e.g. brands and trademarks, proprietary technological know-how, intellectual property rights, customer contracts and relationships) arising on business combinations. This analysis has resulted in an amendment to prior year published results in respect of the amortisation charge arising from the Group's acquisition in April 2004 of TFS Japan. The impact of this re-analysis has been to increase 2005 trading profit by £1 million though leaving previously reported operating profit unaltered.

The Directors have reviewed the presentation of the Group consolidated balance sheet in the light of emerging best practice in corporate financial reporting. As a result the separate presentation of the Group's shares held in treasury as a component of equity adopted in 2005 has been amended. The cost of acquiring these treasury shares is now shown as a deduction from retained earnings.

The impact of the two presentational changes noted above on the previously reported 2005 figures is set out below:

	As previously reported	Restated
Trading profit (£m)	228	229
Operating profit (£m)	98	98
Profit after taxation for the year (£m)	73	73
Basic earnings per share (p)	7.7	7.7
Adjusted earnings per share (p)	22.1	22.3
Net assets (£m)	901	901
Retained earnings (£m)	553	493

Foreign currencies

Subsidiaries, joint ventures and associates account in the currency of their primary economic environment of operation, determined having regard to the currency which mainly influences sales revenue and input costs. Transactions of subsidiaries are translated at exchange rates approximating to the rate ruling on the date of the transaction except in the case of material transactions where actual spot rate may be used if it more accurately reflects the underlying substance of the transaction. Where practicable, transactions involving foreign currencies are protected by forward contracts. Assets and liabilities in foreign currencies are translated at the exchange rates ruling at the balance sheet date.

The Group's presentational currency is sterling. On consolidation, results and cash flows of foreign subsidiaries and joint ventures are translated to sterling at average exchange rates. Their assets and liabilities are translated at the exchange rates ruling at the balance sheet date.

Profits and losses on the realisation of currency net investments include the accumulated net exchange differences that have arisen on the retranslation of the currency net investments since 1 January 2004 up to the date of realisation.

Derivative financial instruments

The Group does not trade in derivative financial instruments. Derivative financial instruments including forward foreign exchange contracts are used by the Group to manage its exposure to (i) changes in the fair value of recognised assets and liabilities, (ii) risk associated with the variability in cash flows in relation to both recognised assets or liabilities or forecast transactions and (iii) changes in the value of the Group's net investment in overseas operations. All derivative financial instruments are measured at the balance sheet date at their fair value.

Where derivative financial instruments are not designated as or not determined to be effective hedges, any gain or loss on the re-measurement of the fair value of the instrument at the balance sheet date is taken to the income statement.

Where derivative financial instruments are held as and are effective as cash flow hedges against the fair value changes in recognised assets and liabilities, re-measurement gains and losses on the instrument are matched against the re-measurement gain or loss on the recognised asset and liability in the income statement.

Re-measurement gains and losses on derivative financial instruments held as net investment hedges are recognised in equity via the statement of recognised income and expense until the instrument and the underlying hedged investment are sold, when the profit or loss arising is recognised in the income statement.

Any derivative financial instruments no longer designated as effective hedges are restated at market value and any gains or losses are taken directly to the income statement.

Derivatives embedded in non-derivative host contracts are recognised at their fair value when the nature, characteristics and risks of the derivative are not closely related to the host contract. Gains and losses arising on the re-measurement of these embedded derivatives at each balance sheet date are taken to the income statement.

Other financial instruments

Listed investments and other financial assets held for sale are measured at fair value at each period end. Changes in the fair value are recognised in the income statement. Borrowings are measured at their amortised cost unless they are matched by an associated effective hedging financial instrument in which case they are stated at their fair value.

Cash and cash equivalents comprise cash on hand and demand deposits and overdrafts together with highly liquid investments of less than three months maturity. Unless an enforceable right of set-off exists and there is an intention to net settle, the components of cash and cash equivalents are reflected on a gross basis in the balance sheet.

The carrying value of other financial assets and liabilities, including short-term receivables and payables, are stated at amortised cost less any impairment provision unless the impact of the time value of money is considered to be material.

Sales and revenue recognition

Revenue from the sales of goods and services is measured at the fair value of the consideration receivable which generally equates to the invoiced amount, excluding sales taxes and net of allowances for returns, early settlement discounts and rebates.

Invoices for goods are raised when the risks and rewards of ownership have passed which, dependent upon contractual terms, may be at the point of despatch, acceptance by the customer or, in Aerospace, certification by the customer. Invoices for services are raised on the basis of hours worked or the achievement of contractual deliverables which have been agreed by the customer.

Revenue is recognised in the income statement when it can be reliably measured and its collectability is reasonably assured.

Royalty and licence income is recognised on an accruals basis in accordance with relevant agreements and included within sales.

Intangible assets

All intangible assets, excluding goodwill arising on a business combination, are stated at cost (fair value on initial recognition) and subsequently carried at their amortised cost or fair value less any provision for impairment.

Notes to the financial statements continued

1 Accounting policies and presentation continued

Research and development costs

Research expenditure is written off as incurred.

Where development expenditure results in new or substantially improved products or processes and it is probable that recovery will take place, it is capitalised and amortised on a straight-line basis over the product's life up to a maximum of seven years in Automotive and 15 years in Aerospace starting from the date on which serial production commences. Costs are capitalised as intangible assets unless physical assets, such as tooling, exist when they are classified as property, plant and equipment.

Computer software costs

Where computer software is not integral to an item of property, plant or equipment its costs are capitalised and categorised as intangible assets. Amortisation is provided on a straight-line basis over its economic useful life which is in the range of three to five years.

Acquired non-operating intangible assets – business combinations

Non-operating intangible assets that are acquired as a result of a business combination including but not limited to customer contracts and relationships, order backlog, intellectual property rights, patents and know-how, proprietary technology, brand names and trademarks and that can be separately measured at fair value on a reliable basis, are separately recognised on acquisition at their fair value. Amortisation is charged on a straight-line basis to the income statement over their expected useful lives which are:

	Years
Brands/trademarks	30 to 50
Intellectual property rights	5 to 10
Customer contracts and relationships	5 to 15
Proprietary technology and know-how	7 to 10

Goodwill – business combinations

Goodwill arising on consolidation consists of the excess of the fair value of the consideration over the fair value of the identifiable intangible and tangible assets net of the fair value of the liabilities including contingencies of businesses acquired at the date of acquisition. Goodwill in respect of business combinations of subsidiaries is recognised as an intangible asset. Goodwill arising on the acquisition of a joint venture or associated undertaking is included in the carrying value of the investment.

Where negative goodwill arises, following re-assessment of fair values, it is credited to the income statement in the period in which the acquisition is made.

Goodwill is carried at cost less any recognised impairment losses that arise from the annual assessment of its carrying value. To the extent that the carrying value exceeds the value in use, determined from estimated discounted future net cash flows or recoverable amount, goodwill is written down to the value in use and an impairment charge is recognised in the income statement.

Impairment of non-current assets

All non-current assets are tested for impairment when events occur or circumstances indicate that their carrying values might be impaired. Goodwill, capitalised development costs and acquired non-operating intangibles are subject to annual impairment reviews and assessments. Impairments arising are charged to the income statement.

Property, plant and equipment

Cost

Property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment charges. Cost comprises the purchase price plus costs directly incurred in bringing the asset into use but excludes interest.

Where freehold and long leasehold properties were carried at a valuation at 23 March 2000, these values have been retained as book values and therefore deemed cost at the date of the IFRS transition.

Where assets are in the course of construction at the balance sheet date they are classified as capital work in progress. Transfers are made to other asset categories when they are available for use.

Depreciation

Depreciation is not provided on freehold land or assets in the course of construction. In the case of all other categories of asset, depreciation is provided on a straight-line basis over the course of the financial year.

Depreciation is applied to specific classes of asset so as to reduce them to their residual values over their estimated useful lives, which are reviewed annually.

The range of main rates of depreciation used are:

	Years
Freehold buildings	Up to 50
Steel powder production plant	18
General plant, machinery, fixtures and fittings	6 to 15
Computers	3 to 5
Commercial vehicles and cars	4 to 5

Leasehold properties are amortised by equal annual instalments over the period of the lease or 50 years, whichever is the shorter.

Leased assets

Where fixed assets are financed by leasing arrangements which give rights approximating to ownership, the assets are treated as if they had been purchased and the capital element of the leasing commitment is shown as obligations under finance leases. The rentals payable are apportioned between interest, which is charged to the income statement, and capital which reduces the outstanding obligation. Operating lease rentals are charged to the income statement as incurred over the lease term.

Inventories
Inventories are valued on a FIFO or weighted average cost basis at the lower of cost and estimated net realisable value, due allowance being made for obsolete or slow-moving items. Cost includes raw materials, direct labour, other direct costs and the relevant proportion of works overheads assuming normal levels of activity.

Taxation
Current and deferred tax are recognised in the income statement unless they relate to items recognised directly in equity when the related tax is also recognised in equity.

Full provision is made for deferred tax on all temporary timing differences resulting from the difference between the carrying value of an asset or liability in the consolidated financial statements and its tax base. The amount of deferred tax reflects the expected manner of realisation or settlement of the carrying amount of the assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date.

Deferred tax assets are reviewed at each balance sheet date and are only recognised to the extent that it is probable that they will be recovered against future taxable profits.

Deferred tax is recognised on the unremitted profits of joint ventures. No deferred tax is recognised on the unremitted profits of overseas branches and subsidiaries except to the extent that it is probable that such earnings will be remitted to the parent in the foreseeable future.

Pensions and post-employment benefits
The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world. In the UK and in certain overseas companies pension arrangements are made through externally funded defined benefit schemes, the contributions to which are based on the advice of independent actuaries or in accordance with the rules of the schemes. In other overseas companies funds are retained within the business to provide for retirement obligations.

The Group also operates a number of defined contribution and defined benefit arrangements which provide certain employees with defined post-employment healthcare benefits.

The Group accounts for all post-employment defined benefit schemes through full recognition of the schemes' surpluses or deficits on the balance sheet at the end of each year. Actuarial gains and losses are included in the statement of recognised income and expense. Current and past service costs, curtailments and settlements are recognised within operating profit. Returns on scheme assets and interest on obligations are recognised as a component of net financing costs.

For defined contribution arrangements the cost charged to the income statement represents the Group's contributions to the relevant schemes in the period in which they fall due.

Share-based payments
Share-based incentive arrangements are provided to employees under the Group's share option, incentive and other share award schemes.

Share options granted to employees and share-based arrangements put in place since 7 November 2002 are valued at the date of grant or award using an appropriate option pricing model and are charged to operating profit over the performance or vesting period of the scheme. The annual charge is modified to take account of shares forfeited by employees who leave during the performance or vesting period and, in the case of non-market related performance conditions, where it becomes unlikely the option will vest.

Government grants
Grants receivable from governments or similar bodies are credited to the balance sheet in the period in which the conditions relating to the grant are met. Where they relate to specific assets they are amortised on a straight-line basis over the same period as the asset is depreciated. Where they relate to revenue expenditure and/or non-asset criteria they are taken to the income statement to match the period in which the expenditure is incurred and criteria met.

Treasury shares
GKN shares which have been purchased and not cancelled are held as treasury shares and deducted from shareholders' equity.

Dividends
The annual final dividend is not provided for until approved at the Annual General Meeting whilst interim dividends are charged in the period they are paid.

Standards and interpretations issued but not yet applied
IFRS 7: 'Financial Instruments: Disclosures' was issued in August 2005 and is required to be implemented by the Company from 1 January 2007. It enhances the disclosures required by IAS 32: 'Financial Instruments: Presentation' and supersedes IAS 30: 'Disclosures in the Financial Statement of Banks and Similar Financial Institutions'. The effect of this standard on the Group disclosures has not been determined at this stage.

There are no interpretations issued but not yet applied that the Directors estimate will have a material impact on the Group.

Significant judgements, key assumptions and estimates
The Group's significant accounting policies are set out above. The preparation of financial statements, in conformity with IFRS, requires the use of estimates, subjective judgement and assumptions that may affect the amounts of assets and liabilities at the balance sheet date and reported profit and earnings for the year. The Directors base these estimates, judgements and assumptions on a combination of past experience, professional expert advice and other evidence that is relevant to the particular circumstance.

The accounting policies where the Directors consider the more complex estimates, judgements and assumptions have to be made are those in respect of acquired non-operating intangible assets – business combinations (note 28), post-employment obligations (note 30), derivative financial instruments (notes 3e and 23), taxation (notes 5 and 25) and impairment of non-current assets (note 10). The details of the principal estimates, judgements and assumptions made are set out in the related notes as identified.

Notes to the financial statements continued

2 Segmental analysis

The Group is managed by type of business. Segmental information is provided having regard to the nature of the goods and services provided and the markets served.

Primary reporting format – business segments

For the year ended 31 December 2006	Notes	Automotive Driveline £m	Automotive Powder Metallurgy £m	Automotive Other Automotive £m	OffHighway £m	Aerospace £m	Corporate and unallocated £m	Total £m
Sales		1,906	582	120	331	695	–	3,634
EBITDA		218	60	(5)	31	95	(12)	387
Depreciation and impairment charges		(75)	(28)	(5)	(8)	(21)	–	(137)
Amortisation of intangible assets		(3)	(1)	–	–	(4)	–	(8)
Trading profit/(loss)	3a	140	31	(10)	23	70	(12)	242
Restructuring	3b	(37)	(24)	–	–	–	(2)	(63)
Other impairments	3b	(11)	–	–	–	–	–	(11)
Amortisation of business combination non-operating intangibles	3c	(1)	–	–	(1)	(1)	–	(3)
Profits and losses on sale or closures of businesses	3d	5	–	–	–	–	–	5
Changes in fair value of derivative financial instruments	3e	11	(1)	–	2	21	–	33
Operating profit/(loss)		107	6	(10)	24	90	(14)	203
Share of post-tax earnings of joint ventures		12	–	5	–	–	–	17
Segment assets								
Goodwill		62	24	–	35	124	–	245
Investments in joint ventures		61	–	21	1	–	–	83
Derivative financial instruments		7	–	–	1	24	–	32
Operating assets		1,180	496	59	206	532	6	2,479
Other unallocated assets:								
Cash and cash equivalents		–	–	–	–	–	342	342
Deferred tax assets		–	–	–	–	–	114	114
Total assets		1,310	520	80	243	680	462	3,295
Segment liabilities								
Derivative financial instruments		(1)	–	–	–	(8)	(2)	(11)
Operating liabilities:								
Post-employment obligations		(342)	(33)	(25)	(50)	(102)	(9)	(561)
Other		(453)	(115)	(35)	(84)	(160)	(44)	(891)
Other unallocated liabilities:								
Borrowings		–	–	–	–	–	(768)	(768)
Current tax liabilities		–	–	–	–	–	(93)	(93)
Deferred tax liabilities		–	–	–	–	–	(63)	(63)
Total liabilities		(796)	(148)	(60)	(134)	(270)	(979)	(2,387)
Other segment items								
Capital expenditure (including acquisitions):								
Property, plant and equipment		98	49	7	10	30	–	194
Intangible assets		3	1	–	2	27	–	33
Other non-cash expenses (share-based payments)		2	1	–	–	1	1	5

All business segments shown above are continuing. EBITDA is earnings before interest, tax, depreciation and amortisation.

Primary reporting format – business segments

For the year ended 31 December 2005	Notes	Automotive: Driveline £m	Automotive: Powder Metallurgy £m	Automotive: Other Automotive £m	OffHighway £m	Aerospace £m	Corporate and unallocated £m	Total £m
Sales		1,993	588	130	310	627	–	3,648
EBITDA		237	40	5	28	80	(10)	380
Depreciation and impairment charges		(79)	(27)	(7)	(8)	(21)	–	(142)
Amortisation of intangible assets		(3)	(1)	–	–	(5)	–	(9)
Trading profit	3a	155	12	(2)	20	54	(10)	229
Restructuring	3b	(46)	(28)	–	(2)	–	(1)	(77)
Other impairments	3b	(11)	–	(10)	–	–	–	(21)
Amortisation of business combination non-operating intangibles	3c	(1)	–	–	–	–	–	(1)
Profits and losses on sale or closures of businesses	3d	–	–	–	–	1	–	1
Changes in fair value of derivative financial instruments	3e	(22)	1	–	(1)	(11)	–	(33)
Operating profit/(loss)		75	(15)	(12)	17	44	(11)	98
Share of post-tax earnings of joint ventures		9	–	1	–	–	–	10
Segment assets								
Goodwill		79	27	–	25	110	–	241
Investments in joint ventures		64	–	16	1	–	–	81
Derivative financial instruments		4	1	–	1	6	–	12
Operating assets		1,287	508	79	169	459	8	2,510
Other unallocated assets:								
Cash and cash equivalents		–	–	–	–	–	724	724
Deferred tax assets		–	–	–	–	–	172	172
Total assets		1,434	536	95	196	575	904	3,740
Segment liabilities								
Derivative financial instruments		(10)	–	–	(2)	(12)	(10)	(34)
Operating liabilities:								
Post-employment obligations		(397)	(70)	(102)	(75)	(226)	(15)	(885)
Other		(481)	(107)	(41)	(68)	(146)	(127)	(970)
Other unallocated liabilities:								
Borrowings		–	–	–	–	–	(781)	(781)
Current tax liabilities		–	–	–	–	–	(109)	(109)
Deferred tax liabilities		–	–	–	–	–	(60)	(60)
Total liabilities		(888)	(177)	(143)	(145)	(384)	(1,102)	(2,839)
Other segment items								
Capital expenditure (including acquisitions):								
Property, plant and equipment		115	43	14	10	32	–	214
Intangible assets		5	–	–	1	17	–	23
Other non-cash expenses (share-based payments)		–	–	–	–	–	1	1

All business segments shown above are continuing.

Intra-group sales, which are priced on an 'arms length' basis between segment and regions are not significant. The analyses of operating profit by business includes an allocation, based on their nature, of costs incurred centrally in the United Kingdom, United States of America and Germany. Unallocated costs represent corporate expenses. Segment assets comprise all non-current and current assets as per the balance sheet but exclude deferred tax assets and cash and cash equivalents. Segment liabilities include trade and other payables, provisions and post-employment obligations but exclude borrowings and taxation liabilities. Cash and cash equivalents and borrowings are not allocated to specific segments as these resources are managed centrally and no business in any segment has sufficient autonomy to manage these resources. Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

2 Segmental analysis continued

Secondary reporting format – by geographical region

	Sales		Segment assets		Capital expenditure	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Continuing operations						
Europe	**1,664**	1,622	**1,307**	1,278	**112**	115
Americas	**1,512**	1,479	**1,153**	1,123	**83**	81
Rest of the World	**458**	547	**373**	435	**32**	41
Corporate and unallocated	**–**	–	**462**	904	**–**	–
	3,634	3,648	**3,295**	3,740	**227**	237

The sales analysis in the above table is based on the location of the customer.

3 Operating profit

The analysis of the components of operating profit is shown below:

a) Trading profit

	2006 £m	2005 Restated £m
Sales by subsidiaries (note (i))	**3,634**	3,648
Operating costs and other income		
Change in stocks of finished goods and work in progress	**6**	18
Raw materials and consumables	**(1,320)**	(1,380)
Unwind of fair value inventory adjustments arising on business combinations (note (ii))	**(1)**	(2)
Staff costs (note 8)	**(1,111)**	(1,115)
Reorganisation costs (note (iii)):		
Redundancy and other employment amounts	**(1)**	1
Impairment of property	**–**	(4)
Depreciation and impairment of property, plant and equipment:		
Depreciation of owned assets	**(136)**	(135)
Depreciation of assets under finance leases	**(1)**	(2)
Impairment of plant and equipment	**–**	(1)
Amortisation of intangible assets	**(8)**	(9)
Operating lease rentals payable:		
Plant and equipment	**(14)**	(14)
Property	**(20)**	(18)
Impairment of trade receivables	**(3)**	(6)
Amortisation of government grants	**3**	2
Net exchange differences on foreign currency transactions	**2**	4
Other costs	**(788)**	(758)
	(3,392)	(3,419)
Trading profit	**242**	229

i) Sales by subsidiaries includes sales of goods £3,565 million (2005 – £3,494 million), sales of services £66 million (2005 – £151 million) and royalty income £3 million (2005 – £3 million).

ii) IFRS 3 'Business Combinations' requires inventory recognised on business combinations to be fair valued. Generally this requires uplifting inventory from its historical purchase or manufactured cost to current market values being current replacement cost for raw materials and consumables and adjusted selling price for work-in-progress and finished goods. This fair value adjustment recognised on acquisition is charged to the income statement as this inventory is sold.

iii) Reorganisation costs shown above reflect on-going actions in the ordinary course of business to reduce costs, improve productivity and rationalise facilities in continuing operations. Costs incurred include redundancy and related employment obligation charges; asset write-downs and impairments and other revenues and expenditures directly attributable to the reorganisation actions. Actions taken in 2006 primarily relate to the realignment of headcount levels at a cost of £4 million and the rationalisation of two UK facilities including surplus land disposal. The rationalisation of UK facilities generated a net surplus of £3 million which included land disposal surpluses amounting to £6 million. Prior year actions include the impact of restructuring actions at GKN Driveline Torque Technology KK which involved announced headcount reductions (£1 million), property impairments (£4 million) relating to site rationalisations and a pension settlement credit of £7 million arising from the negotiated withdrawal from a multi-employer defined benefit pension scheme. The 2005 pension settlement credit arises from a provision originally established in the fair value acquisition balance sheet. Other redundancy costs in 2005 amounted to £5 million.

iv) Research and development expenditure in subsidiaries was £75 million (2005 – £88 million).

v) **Auditors' remuneration**

The analysis of auditors' remuneration is as follows:

	2006 £m	2005 £m
Fees payable to PricewaterhouseCoopers LLP for the Company's annual financial statements	**0.5**	0.5
Fees payable to PricewaterhouseCoopers LLP and their associates for other services to the Group		
– Audit of the Company's subsidiaries pursuant to legislation	**2.8**	2.9
Total audit fees	**3.3**	3.4
– Other services pursuant to legislation	**0.1**	0.9
– Tax services	**0.6**	0.7
– Corporate finance transaction services	**0.1**	–
– Other services	**0.1**	0.1
Total non-audit fees	**0.9**	1.7
Fees payable to PricewaterhouseCoopers LLP and their associates in respect of associated pension schemes		
– Audit	**–**	–
– Other services	**–**	–
	–	–

All fees payable to PricewaterhouseCoopers LLP, the Company's auditors, include amounts in respect of expenses. No amount included above includes the estimated value of benefits in kind. All fees payable to PricewaterhouseCoopers LLP have been charged to the income statement except for those in relation to associated pension schemes, which are borne by the respective schemes, and £0.1 million in 2006 which has been capitalised as it relates to the Group's assessment of its current year acquisitions and is therefore a directly attributable expense of the acquisition.

b) Restructuring and impairment charges

	2006			2005		
	Restructuring £m	Other impairments £m	Total £m	Restructuring £m	Other impairments £m	Total £m
Restructuring and impairment charges						
Goodwill impairment	**–**	**(11)**	**(11)**	–	(11)	(11)
Tangible fixed asset impairments/reversals	**(1)**	**–**	**(1)**	(35)	(10)	(45)
Other asset write-downs	**(1)**	**–**	**(1)**	(1)	–	(1)
	(2)	**(11)**	**(13)**	(36)	(21)	(57)
Redundancy costs net of post-employment curtailments	**(35)**	**–**	**(35)**	(28)	–	(28)
Other reorganisation costs	**(26)**	**–**	**(26)**	(13)	–	(13)
	(63)	**(11)**	**(74)**	(77)	(21)	(98)

Restructuring

During 2006 the Group continued to deploy its strategic restructuring programme, first announced in March 2004, that involves the migration of Driveline production capacity from high cost to low cost/high growth economies, actions in support of the recovery in Powder Metallurgy and the realignment and reduction of production capacity, overhead and infrastructure costs in other areas of the business. Charges recognised in the year in respect of this programme amount to £63 million (2005 – £77 million) which comprises asset impairment charges of £2 million (2005 – £36 million), redundancy costs, including pension past service charges and curtailment credits, of £35 million (2005 – £28 million net of post-employment curtailments, £5 million) and other reorganisation costs of £26 million (2005 – £13 million). Pension past service charges net of curtailment credits amount to £3 million in 2006. An analysis by segment and description of the charges is set out below:

	2006				2005
	Asset impairments/ reversals £m	Redundancy £m	Reorganisation costs £m	Total £m	Total £m
Driveline	**3**	**21**	**13**	**37**	46
Powder Metallurgy	**(1)**	**14**	**11**	**24**	28
OffHighway	**–**	**–**	**–**	**–**	2
Corporate	**–**	**–**	**2**	**2**	1
	2	**35**	**26**	**63**	77

Notes to the financial statements continued

3 Operating profit continued

Restructuring charges in Driveline in 2006 arise primarily from the continuation of the plant closures announced in North America and Western Europe in 2005, continued reductions in the level of fixed cost headcount primarily in European plants and initial charges recognised on the announced cessation of the Driveshaft operations in a European Driveline plant. Redundancy costs provided for represent charges for contractual severance and other employee related exit benefits and post-employment augmentations and curtailments. Reorganisation costs include charges in respect of onerous lease, property and other contracts, incremental costs borne by the Group as a consequence of dedicated restructuring and transition teams and equipment relocation costs attributable to the transfer of equipment between closing facilities and continuing operations and incremental premium freight and product homologation costs. Asset impairment charges are in respect of the irrecoverable value of plant and machinery not transferable to other facilities or recoverable from disposal; write-downs of property, surplus to requirements as a consequence of the restructuring, to estimated realisable value and the impairment of dedicated consumable inventories that will not be utilised by the operation in the period up to closure and or cessation of operations.

Powder Metallurgy charges arise as a consequence of the Board approved closure of five plants. Charges comprise the cost of redundancies, contractual severance payments and other employee related obligations where irrevocable external announcements had been made in the year. Reorganisation costs include surplus property costs, incremental transition team costs and equipment relocation and maintenance charges attributable to transfers to continuing facilities. As a consequence of detailed restructuring actions taken in 2006 asset impairments recognised in 2005 have been reversed as alternative productive use has been found for certain plant and equipment not originally envisaged or anticipated.

Charges in respect of the Corporate operations primarily represents onerous lease and other contract provisions recognised resulting from the announced closure of the Group's current London office and centralisation of headquarters operations in one principal facility.

The cash outflow in 2006 in respect of the Group's strategic restructuring programme amounts to £57 million (2005 – £36 million). In addition the Group has spent £1 million (2005 – £2 million) on the final phases of restructuring programmes commenced prior to 2004 and which were disclosed as exceptional items under UK GAAP. No charges and or credits were recognised in the 2006 and 2005 income statement in respect of these historical programmes, and no material provisions remain unutilised as at 31 December 2006.

2005 restructuring charges comprise asset impairments (£36 million), redundancy charges (£28 million) and reorganisation costs (£13 million). The analysis of 2005 restructuring by segment is also set out in note 2.

Other impairments

In addition to impairment charges borne as a consequence of strategic restructuring activities, a £11 million (2005 – £11 million) impairment charge has arisen in 2006 relating to the write down of goodwill at a Driveline business where, as a consequence of current and future trading performance and projections specific to a customer relationship, sufficient doubt exists over the recoverability. The impairment review was carried out with reference to both value in use and fair value recoverabilities. Further detail regarding the goodwill impairment of £11 million (2005 – £11 million) is given in note 10. The remaining £10 million impairment in 2005 related to property, plant and equipment in the UK cylinder liner business within the Other Automotive segment where, during 2005, a decision was made to transfer certain production to a new Chinese facility. This fact and continued declining profitability led to the significant impairment charge.

c) Amortisation of non-operating intangible assets arising on business combinations

In establishing the fair value of assets and liabilities arising on business combinations the Group identifies the fair values attributable to intangible assets. The intangible assets recognised include operating intangibles, predominantly computer software, and non-operating intangibles being the value in respect of brands and trademarks, intellectual property rights, customer contracts and relationships and proprietary technology rights and know-how. All intangibles recognised on business combinations are amortised over their expected useful economic lives. Details of the lives used are set out in the Group's accounting policies and note 10 to these financial statements.

The amortisation of non-operating intangibles is separately identified as a component of operating profit on the face of the income statement. The analysis below sets out the amortisation charge in the period by category of non-operating intangible asset.

	2006 £m	2005 £m
Brands/trademarks	–	–
Intellectual property rights	1	1
Customer contracts and relationships	1	–
Proprietary technology and know-how	1	–
	3	1

d) Profits and losses on sale or closures of businesses

	2006 £m	2005 £m
Fujiwa China	**5**	–
Other	**–**	1
	5	1

On 2 March 2006 final approval was received from the Taiwanese authorities to transfer the Group's 60% shareholding in Fujiwa to its business partner, Lioho Corporation. At this point the Group's control of and active participation in the Fujiwa business ceased. The net cash inflow arising on disposal is set out below:

	£m
Net assets disposed	19
Minority interests	(8)
Cumulative translation adjustment	(1)
Surplus arising on disposal	5
Consideration receivable net of attributable expenses	15

In the period to disposal Fujiwa contributed £5 million (2005 – £34 million) to Group sales, £1 million (2005 – £4 million) to Group trading profit and £nil million (2005 – £5 million) to cash generated from operations.

The Other profit recognised in 2005 reflects the cash receipt in respect of a contingent earn out arrangement on the 2004 disposal of an Aerospace business.

e) Changes in the fair value of derivative financial instruments

IAS 39 requires derivative financial instruments to be valued at the date of the balance sheet and any difference between that value and the intrinsic value of the instrument to be reflected in the balance sheet as an asset or liability. Any subsequent change in value is reflected in the income statement unless hedge accounting is achieved. Such movements do not affect cash flow or the economic substance of the underlying transaction. In 2006 the Group used transactional hedge accounting in a limited number of instances. The Group did not attempt to achieve transactional hedge accounting in 2005. As a consequence, and to assist year-on-year comparison, the change in value continues to be identified as a separate element of operating profit. Details of the charges and credits to 2006 operating profit are set out in note 23.

4 Net financing costs

	2006 £m	2005 £m
Interest payable:		
Short-term bank and other borrowings	**(3)**	(6)
Other loans repayable within five years	**(5)**	(5)
Loans repayable after five years	**(48)**	(49)
Finance leases	**(1)**	(1)
	(57)	(61)
Interest receivable:		
Short-term investments, loans and deposits	**23**	48
	23	48
Other net financing charges:		
Expected return on pension scheme assets	**136**	118
Interest on post-employment obligations	**(140)**	(140)
	(4)	(22)
Net financing costs	**(38)**	(35)

Included above in interest receivable in 2005 are amounts earned in respect of an interest rate swaption of £1 million. This arrangement ended in 2005.

5 Taxation

Analysis of charge in year

	2006 £m	2005 £m
Current tax:		
Current year	**38**	39
Utilisation of previously unrecognised tax losses and other assets	**(2)**	–
Adjustments in respect of prior years	**(3)**	6
Net movement on provisions for uncertain tax positions	**(15)**	(29)
	18	16
Deferred tax:		
Origination and reversal of temporary differences	**9**	6
Tax on change in fair value of derivative financial instruments	**2**	(6)
Utilisation of previously unrecognised tax losses and other assets	**(7)**	–
Changes in unrecognised deferred tax assets	**(21)**	10
Changes in tax rates	**–**	–
Adjustments in respect of prior years	**4**	(12)
	(13)	(2)
Total tax charge for the year	**5**	14
Overseas tax included above	**15**	28
Tax in respect of restructuring and impairment charges included in total charge for the year		
Current tax	**(6)**	(8)
Deferred tax	**(8)**	(12)
	(14)	(20)

The Group is required to estimate the income tax in each of the jurisdictions in which it operates. This requires an estimation of the current tax liability together with an assessment of the temporary differences which arise as a consequence of different accounting and tax treatments. These temporary differences result in deferred tax assets or liabilities which are measured using substantially enacted tax rates expected to apply when the temporary differences reverse. Recognition of deferred tax assets, and hence credits to the income statement are based on forecast future taxable income and therefore involves judgement regarding future financial performance of particular legal entities or tax groups in which the deferred tax assets are recognised.

The Group is subject to many tax jurisdictions and rules as a consequence of its global reach, and therefore is subject to tax audits, which by their nature are often complex and can require several years to conclude. Management judgement is therefore required to determine the total provision for income tax. Amounts set aside and released in any period are based on management judgement and interpretation of country specific tax law and the likelihood of crystallisation and settlement. However, as amounts set aside in any period could differ from actual tax liabilities incurred, adjustments are required in subsequent periods which may have a material impact on the Group's income statement and/or cash tax payment. Payments in respect of tax liabilities for an accounting period result from payments on account and on the final resolution of open items with tax authorities. As a result, there can be substantial differences between the charge in the income statement and tax cash payments. Tax benefits are not recognised unless it is probable that the tax positions are sustainable. Interest on tax liabilities is provided for in the tax charge.

Details of the effective tax rate for the Group and the underlying events and transactions affecting this and the tax charge are given in the business review on page 13.

Tax on items included in equity

	2006 £m	2005 £m
Deferred tax on post-employment obligations	**67**	6
Deferred tax on non-qualifying assets	**–**	(1)

Tax reconciliation

	2006 £m	2006 %	2005 £m	2005 %
Profit before tax	**182**		73	
Less share of post-tax earnings of joint ventures	**(17)**		(10)	
Profit before tax excluding joint ventures	**165**		63	
Tax calculated at 30% standard UK corporate tax rate	**49**	**30%**	19	30%
Differences between UK and overseas corporate tax rates	**7**	**4%**	2	3%
Non-deductible and non-taxable items	**(1)**	**(1%)**	3	5%
Utilisation of previously unrecognised tax losses and other assets	**(9)**	**(5%)**	–	–
Other changes in unrecognised deferred tax assets	**(21)**	**(13%)**	10	16%
Changes in tax rates	**–**	**–**	–	–
Deferred tax (credit)/charge in respect of post-employment obligations	**(6)**	**(4%)**	15	24%
Current year tax charge on ordinary activities	**19**	**11%**	49	78%
Net movement on provision for uncertain tax positions	**(15)**	**(9%)**	(29)	(46%)
Adjustments in respect of prior years	**1**	**1%**	(6)	(10%)
Total tax charge for the year	**5**	**3%**	14	22%

6 Earnings per share

Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity shareholders by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has only one category of dilutive potential ordinary shares; share options.

The calculation is performed for the share options to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Earnings per share are computed as follows:

	2006 Earnings £m	2006 Weighted average number of shares m	2006 Earnings per share p	2005 Earnings £m	2005 Weighted average number of shares m	2005 Earnings per share p
Total Company						
Basic eps:						
Profit attributable to ordinary shareholders	**177**	**708.8**	**25.0**	55	718.1	7.7
Dilutive securities:						
Dilutive potential ordinary shares	**–**	**2.1**	**(0.1)**	–	5.1	(0.1)
Diluted eps	**177**	**710.9**	**24.9**	55	723.2	7.6

Adjusted earnings per share – total Company

Earnings per share before restructuring and impairment charges, amortisation of non-operating intangibles arising on business combinations, profits and losses on sale or closures of businesses and the changes in fair value of derivative financial instruments, which the Directors consider gives a useful additional indicator of underlying performance, is calculated on earnings for the year adjusted as follows:

	2006 £m	2006 p	2005 (restated) £m	2005 (restated) p
Profit attributable to equity shareholders	**177**	**25.0**	55	7.7
Charges/(credits) included in operating profit:				
Restructuring and impairment charges	**74**	**10.5**	98	13.6
Amortisation of non-operating intangibles on business combinations	**3**	**0.4**	1	0.1
Profits and losses on sale or closures of businesses	**(5)**	**(0.7)**	(1)	(0.1)
Changes in fair value of derivative financial instruments	**(33)**	**(4.7)**	33	4.6
Taxation on charges/(credits) included in operating profit	**(12)**	**(1.7)**	(26)	(3.6)
Adjusted earnings attributable to equity shareholders (£m)	**204**	**28.8**	160	22.3
Diluted adjusted earnings per share attributable to equity shareholders		**28.7**		22.1

Notes to the financial statements continued

7 Dividends

	2006 £m	2005 £m
Equity dividends paid in the year		
Previous year final: 8.2p (2005 – 8.0p) per share	**59**	58
Current year interim: 4.1p (2005 – 4.0p) per share	**29**	28

In addition, the Directors are proposing a final dividend in respect of the financial year ending 31 December 2006 of 8.7p per share, at a cost of £61 million. It will be paid on 9 May 2007 to shareholders who are on the register of members at close of business on 20 April 2007.

8 Employees including Directors

Employee benefit expense

	2006 £m	2005 £m
Wages and salaries	**917**	928
Social security costs	**142**	150
Post-employment costs	**47**	36
Equity-settled share-based payments	**5**	1
	1,111	1,115

Average monthly number of employees (including Executive Directors)

	2006 Number	2005 Number
By business		
Driveline	**18,402**	19,617
Powder Metallurgy	**6,940**	7,402
Other Automotive	**1,645**	1,445
OffHighway	**2,760**	2,496
Aerospace	**6,190**	5,899
Central	**180**	188
Total	**36,117**	37,047

Key management

The key management of the Group comprises GKN plc Board Directors and the members of the Group's Executive Committee during the year and their aggregate compensation is shown below. Details of Directors' remuneration are contained in the Directors' remuneration report on pages 53 to 60.

Key management compensation

	2006 £m	2005 £m
Salaries and short-term employee benefits	**5.6**	3.6
Post-employment benefits	**1.1**	0.8
Termination benefits	**–**	0.5
Share-based benefits	**1.3**	0.5
	8.0	5.4

Salaries and short-term employee benefits comprises annual salary, benefits in kind and amounts accrued in respect of short-term variable remuneration schemes. Details of the Directors' short-term variable remuneration schemes are set out in the remuneration report. Other members of key management participate in schemes based on the achievement of profit and cash targets and which are payable in cash. The amount outstanding at 31 December 2006 in respect of annual short-term variable remuneration was £2 million (2005 – £1 million). Post-employment benefits represent the charge to trading profit under IAS 19 attributable to key management arising in the year and the attributable cost of post-employment medical benefits. Termination benefits include redundancy, pension augmentations and ex gratia payments arising in connection with loss of office and termination of employment with the Group. Share-based payments represents the annual charge attributable to key management in respect of their participation in the Group's share-based remuneration arrangements; details of the nature of these arrangements are set out in note 9 and in the remuneration report. Total awards made or shares granted in the year to key management in respect of these arrangements were:

	2006		2005	
	Number of instruments (000s)	**Weighted average exercise price p**	Number of instruments (000s)	Weighted average exercise price p
Executive Options	**642**	**334.05**	891	253.5
Long Term Incentive Plan	**892**	–	613	–
Bonus Co-Investment Plan	–	–	27	–

8,056 options were exercised by key management during the year (2005 – nil) at an average exercise price of 229p, whilst 2,364,675 options lapsed (2005 – 692,753).

9 Share-based payments

The Group has granted options over shares to employees for a number of years under different schemes. Where grants were made after 7 November 2002 they have been accounted for as required by IFRS 2 'Share-based payments'. As permitted by the transitional arrangements of that standard, awards made before that date have not been so accounted. All options have been valued at the date of grant by an independent third party using a Monte Carlo model which uses the same principle as a binomial model.

Details of awards made since 7 November 2002 are:

a) Employee Sharesave Scheme
In September 2003 the Company awarded options to UK employees under an approved Sharesave scheme the terms of which were that the employee entered into regular savings commitment up to a maximum of £250 per month for a three year period. The cumulative savings were then used to acquire options over a number of shares at a 10% discount to market price at the date of grant. There were no performance conditions but, in general, the employee must remain in employment for the three year period. Inputs to the valuation model were: option price 229p, volatility 38%, expected dividend yield 4.3%, risk free interest rate 4.49% and a term of 3.25 years. There have been no further awards since September 2003.

b) Executive Share Option Schemes (ESOS)
Awards were made to Directors and certain senior employees in March 2003 under the 2001 scheme and in September 2004, April 2005 and April 2006 under the 2004 scheme. Under both schemes options were granted with a fixed exercise price equal to the market price at the date of grant and subject to meeting performance conditions over a three year period. In the case of the 2001 scheme, the performance condition was based on earnings per share (EPS) growth whilst under the 2004 scheme the condition is based on Total Shareholder Return (TSR) compared with that of comparator companies. Under the 2001 scheme only, where the performance condition is not satisfied in full after the first three years, retesting is carried out each year up to six years from the date of grant. Inputs to the valuation model were: option price 163p to 334.05p, volatility 32% to 38%, expected dividend yield 3.7% to 6.2%, risk free interest rate 4.28% to 4.92% and expected terms of 6.4 years to 6.7 years.

c) Long Term Incentive Plans (LTIP)
Awards were made to Directors and certain senior employees in March 2003 under the 2001 scheme and in September 2004 and April 2006 under the 2004 scheme. In April 2005 awards were made to Directors under the 2004 scheme. Under both schemes, options were granted subject to TSR performance over a three year period compared with a comparator group. There is no retest facility under either scheme. Inputs to the valuation model were: option price nil, volatility 23% to 39%, expected dividend yield 3.7% to 6.2%, risk free interest rate 4.05% to 4.94% and a term of 3 years to 4 years 9.5 months.

Further details of both ESOS and LTIP schemes are given in the remuneration report on pages 54 and 55.

Notes to the financial statements continued

9 Share-based payments continued

d) Bonus Co-Investment Plan

Under the Bonus Co-Investment Plan, certain senior employees (excluding Directors) are entitled to use up to 10% of their gross short-term annual bonus potential to purchase shares in the Company at market price. Provided they remain in employment for three years and the shares are retained for that period the Company matches those shares. For shares purchased by employees in 2004 the match was on a two for one basis and in 2005 was two and a half for one. In addition, in 2005 there was a further one for one match if certain profit targets are achieved. No entitlements under the Bonus Co-Investment Plan arose in 2006. All shares under the scheme are purchased in the open market. Inputs to the valuation model were: option price nil, volatility, where applicable, 37%, expected dividend yield 4.9% to 5.4%, risk free interest rate, where applicable, 4.94% and a term of 3 years.

The expected volatility is based on historical volatility over a period commensurate with the term of the awards. The risk free interest rate is the rate obtainable from government securities over the expected life of the equity incentive.

Shares granted under each award were:

Scheme	Date of grant	Number of shares 000s	Contractual life of options years
Employee Sharesave	18/9/03	1,880	3
Executive Options	19/3/03	7,735	10
	16/9/04	5,550	10
	5/4/05	4,203	10
	11/4/06	2,705	10
Long Term Incentive Plan	19/3/03	1,158	3
	19/3/03	2,545	10
	16/9/04	1,133	3
	16/9/04	2,006	10
	5/4/05	613	10
	11/4/06	850	3
	11/4/06	1,883	10
Bonus Co-Investment Plan	10/8/04	675	3
	21/4/05	1,151	3

A reconciliation of option movements is shown below:

	2006		2005	
	Number 000s	Weighted average exercise price p	Number 000s	Weighted average exercise price p
Outstanding at 1 January	**25,204**	**224.87**	35,214	224.04
Granted	**2,609**	**334.05**	4,083	254.06
Forfeited	**(2,388)**	**234.87**	(9,299)	240.93
Exercised	**(1,047)**	**230.24**	(4,794)	212.44
Expired	**–**	**–**	–	–
Outstanding at 31 December	**24,378**	**235.35**	25,204	224.87
Exercisable at 31 December	**303**	**229.00**	224	247.90

For options outstanding at 31 December the range of exercise prices and weighted average contractual life is shown in the following table:

	2006		2005	
Range of exercise price	Number of shares 000s	Contractual weighted average remaining life years	Number of shares 000s	Contractual weighted average remaining life years
130p to 180p	**6,051**	**6.208**	6,595	7.208
215p to 230p	**7,146**	**5.146**	8,825	5.675
240p to 260p	**5,901**	**6.700**	6,575	7.707
261p to 280p	**120**	**1.000**	220	1.181
300p to 335p	**5,160**	**7.189**	2,989	6.065

The weighted average share price during the period for options exercised over the year was 296p (2005 – 266p). The total charge for the year relating to share-based payment plans was £5 million (2005 – £1 million) all of which related to equity-settled share-based payment transactions. After deferred tax, the total charge was £5 million (2005 – £1 million).

Liabilities in respect of share-based payments were not material at either 31 December 2006 or 31 December 2005. There were no vested rights to cash or other assets at either 31 December 2006 or 31 December 2005.

10 Intangible assets

	2006			2005		
	Goodwill £m	Other intangible assets £m	Total £m	Goodwill £m	Other intangible assets £m	Total £m
Cost						
At 1 January	**600**	**144**	**744**	523	119	642
Subsidiaries acquired	**39**	**44**	**83**	25	1	26
Capital expenditure	**–**	**33**	**33**	–	23	23
Disposals	**–**	**(4)**	**(4)**	–	(1)	(1)
Currency variations	**(67)**	**(8)**	**(75)**	52	2	54
At 31 December	**572**	**209**	**781**	600	144	744
Accumulated amortisation and impairment						
At 1 January	**359**	**90**	**449**	315	79	394
Charge for the year (note 3a)	**–**	**8**	**8**	–	9	9
Charge for the year (note 3c)	**–**	**3**	**3**	–	1	1
Impairment losses (note 3b)	**11**	**–**	**11**	11	–	11
Currency variations	**(43)**	**(3)**	**(46)**	33	1	34
At 31 December	**327**	**98**	**425**	359	90	449
Net book amount at 31 December	**245**	**111**	**356**	241	54	295

All non-operating intangibles are recognised when they are controlled through contractual or other legal rights or are separable from the remainder of the business and other tangible assets and their fair value can be reliably measured. Details of the intangible assets considered and arising on the current year business combinations is set out in note 28 to these financial statements.

The following useful lives have been determined for Other intangible assets:

	Years
Operating intangibles	
Computer software	3 to 5
Non-recurring (design and development) costs in Aerospace businesses	3 to 15
Non-operating intangibles	
Brands/trademarks	30 to 50
Intellectual property rights arising on business combinations	5 to 10
Customer contracts and relationships	5 to 15
Proprietary technology and know-how	7 to 10

The net book value of Other intangible assets includes non-recurring costs (consisting of design and development) on major aerospace contracts of £50 million (2005 – £33 million), computer software £17 million (2005 – £17 million), intellectual property rights arising from business combinations of £3 million (2005 – £4 million), brands/trademarks £3 million (2005 – £nil), customer and contractual relationships £30 million (2005 – £nil) and proprietary technology and know-how £7 million (2005 – £nil). Intangible assets acquired in relation to production order backlog are included within customer contracts and relationships. No individual Other intangible asset is material to the Group.

Computer software under finance leases amounts to £1 million (2005 – £1 million).

Impairment

During the year, all goodwill was tested for impairment. An impairment test is a comparison of the carrying value of the assets of a business or cash generating unit (CGU) to their recoverable amount. Where the recoverable amount is less than the carrying value, an impairment results. Following the impairment tests, a goodwill impairment of £11 million (2005 – £11 million) was recognised within operating profit. This charge relates to goodwill directly identifiable with cash flows arising within the Driveline segment in the Asia Pacific region attributable to a specific customer relationship. In this instance the current and forecast performance is lower than previously expected. The pre-tax discount rate used for this impairment review was 9.0% (2005 – 8.5%).

For the purposes of carrying out impairment tests, the Group's total goodwill has been allocated to a number of CGUs and each of these CGUs has been separately assessed and tested. The allocation of goodwill by business segment is set out in note 2 as well as below. The size of a CGU varies but is never larger than a primary or secondary reportable segment. In some cases, the CGU is an individual subsidiary or operation. The only amount of goodwill allocated to an individual CGU which is significant to total Group goodwill is that attributable to a US Aerospace business of £68 million (2005 – £78 million).

All of the recoverable amounts were measured based on value in use except for current year acquisitions where market values have been used. Detailed forecasts for the next five years have been used in the majority of impairment tests except where a longer-term more detailed forecast is available and appropriate. These forecasts are based on approved budgets and represent a best estimate of future performance.

A number of key assumptions have been made as a basis for the impairment tests. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information and these are set out below. Where a reasonably possible change to an assumption would lead to an impairment, a sensitivity analysis has been provided which quantifies the amount of change required for an impairment to result.

Notes to the financial statements continued

10 Intangible assets continued

Total Group

Discount rates

A relative risk adjustment (or 'beta') has been applied to discount rates to reflect the risk inherent in specific CGUs. In determining the risk adjusted discount rate, management have applied an adjustment for risk of such companies relative to all other sectors on average, determined using an average of the betas of comparable listed companies.

Except for operations in Brazil and India, where rates of 21.75% and 15.5% respectively have been factored into impairment models, the risk adjusted pre-tax discount range of rates set out below have been used for impairment testing. The range of rates reflects the mix of currencies within CGUs within the segments.

Driveline	– 9.0% to 14.25%
Powder Metallurgy	– 9.50% to 12.50%
OffHighway	– 10.75% to 12.50%
Aerospace	– 9.25% to 12.25%

Long-term growth rates

To forecast beyond the five years covered by detailed forecasts, a long-term average growth rate has been used. In each case, this is not greater than the published Oxford Economic Forcast average growth rate in gross domestic product for the next five year period in the territory or territories where the CGU is primarily based. This results in a range of real growth rates from 2.4% (2005 – 1.1%) for Japan, to 7.9% (2005 – 6.0%) for India, with most other countries between 2.0% and 4.0% in both years. Nominal growth rates used in the calculations ranged from 2.8% to 13.6%.

Goodwill sensitivity analysis

In order to gauge sensitivity to likely and potential changes in discount rates and long-term growth rates the impact of a 1% increase and/or decrease in each rate in isolation was reviewed. In no instance does such a change result in an impairment in segmental goodwill balances which as at 31 December 2006 were Driveline £62 million, Powder Metallurgy £24 million, OffHighway £35 million and Aerospace £124 million.

Driveline

In determining the recoverable amount of Driveline CGUs, it is necessary to make a series of assumptions to estimate future cash flows. The main assumptions include discount rates, long-term growth rates, future sales prices and volumes (with reference to specific customer relationships and product lines), a realistic estimate of new business, the cost structure of each CGU and the ability to realise benefits from annual productivity improvements. Assumptions have also been made regarding input costs, including steel prices. It is not considered that a reasonably possible change in any of these assumptions would generate a different impairment test outcome to the one included in this annual report.

Aerospace

In addition to the discount rate and long-term growth rate, the key assumptions used to determine the recoverable amount of Aerospace CGUs were specific volumes on certain US military and civil programmes, the achievement of forecast selling prices, the cost structure of each CGU and the ability to realise planned productivity improvements. It is not considered that a reasonably possible change in any of these assumptions would generate a different impairment test outcome to the one included in this annual report.

Other segments

For the remaining impairment tests, key assumptions related to sales volumes and prices, raw material input costs and achieving benefits from annual productivity improvements.

11 Property, plant and equipment

	2006				2005			
	Land and buildings £m	Other tangible assets £m	Capital work in progress £m	Total £m	Land and buildings £m	Other tangible assets £m	Capital work in progress £m	Total £m
Cost								
At 1 January	**515**	**2,642**	**108**	**3,265**	482	2,452	77	3,011
Subsidiaries acquired	**4**	**22**	**1**	**27**	8	58	1	67
Capital expenditure	**14**	**106**	**74**	**194**	9	73	132	214
Disposals	**(1)**	**(125)**	**–**	**(126)**	(17)	(77)	–	(94)
Amounts reclassified to assets held for sale	**–**	**–**	**–**	**–**	(6)	(29)	–	(35)
Transfers	**8**	**82**	**(90)**	**–**	21	87	(108)	–
Subsidiaries sold	**–**	**–**	**–**	**–**	–	(3)	–	(3)
Currency variations	**(35)**	**(160)**	**(8)**	**(203)**	18	81	6	105
At 31 December	**505**	**2,567**	**85**	**3,157**	515	2,642	108	3,265
Accumulated depreciation and impairment								
At 1 January	**108**	**1,793**	**–**	**1,901**	80	1,645	–	1,725
Subsidiaries acquired	**–**	**–**	**–**	**–**	4	33	–	37
Charge for the year	**13**	**124**	**–**	**137**	12	125	–	137
Disposals	**–**	**(121)**	**–**	**(121)**	(14)	(73)	–	(87)
Amounts reclassified to assets held for sale	**–**	**–**	**–**	**–**	(1)	(13)	–	(14)
Impairments – charged to trading profit (note 3a)	**–**	**–**	**–**	**–**	4	1	–	5
– other (note 3b)	**–**	**1**	**–**	**1**	16	29	–	45
Subsidiaries sold	**–**	**–**	**–**	**–**	–	(3)	–	(3)
Currency variations	**(10)**	**(105)**	**–**	**(115)**	7	49	–	56
At 31 December	**111**	**1,692**	**–**	**1,803**	108	1,793	–	1,901
Net book amount at 31 December	**394**	**875**	**85**	**1,354**	407	849	108	1,364
Owned assets	**386**	**874**	**85**	**1,345**	398	847	108	1,353
Assets under finance leases	**8**	**1**	**–**	**9**	9	2	–	11
Net book amount at 31 December	**394**	**875**	**85**	**1,354**	407	849	108	1,364

12 Investments in joint ventures

	2006 £m	2005 £m
At 1 January	**81**	94
Share of profits retained	**10**	4
Change in status	**–**	(24)
Actuarial loss on post-employment obligations, including deferred tax	**–**	(1)
Currency variations	**(8)**	8
At 31 December	**83**	81
Group share of net assets		
Non-current assets	**60**	67
Current assets	**81**	80
Current liabilities	**(42)**	(50)
Non-current liabilities	**(16)**	(16)
	83	81

The joint ventures have no significant contingent liabilities to which the Group is exposed and nor has the Group any significant contingent liabilities in relation to its interest in the joint ventures other than bank guarantees set out in note 31. The share of capital commitments of the joint ventures are shown in note 33.

Notes to the financial statements continued

12 Investments in joint ventures continued

Group share of results of joint ventures	2006 £m	2005 £m
Sales	**208**	175
Operating costs and other income	**(187)**	(161)
Net financing costs	**(1)**	(1)
Profit before taxation	**20**	13
Taxation	**(3)**	(3)
Share of post-tax earnings	**17**	10

Segmental analysis of the Group's share of joint venture sales and trading profit is set out below:

	2006		2005	
	Sales £m	**Trading profit £m**	Sales £m	Trading profit £m
Driveline	**113**	**13**	104	11
Other Automotive	**92**	**8**	67	3
OffHighway	**3**	**–**	4	–
	208	**21**	175	14

13 Other receivables and investments including loans to joint ventures

	2006 £m	2005 £m
Loans to joint ventures	**7**	8
Other investments	**–**	–
Advance corporation tax recoverable	**–**	1
Other receivables	**17**	12
	24	21

Other investments mainly comprise the Group's net investment in GKN Aerospace Services Structures Corp. which is an entity in which the Group has, since 2003, had a 100% share in the equity of the entity. This corporation operates under a proxy agreement with the United States Department of Defense developing high technology, classified products for the Joint Strike Fighter. The agreement currently places significant restrictions on the Group's management and control of the business for the life of the contract so that, in accordance with IAS 27, it has been excluded from the consolidation and treated as an investment. The investment, which is fully provided, is stated at cost less provision for diminution. At 31 December 2006, the excluded net liabilities were £4 million (2005 – £3 million) and the operating loss for the year then ended was £1 million (2005 – £1 million). During the year, the Group provided engineering and design services to GKN Aerospace Services Structures Corp. which amounted to less than £1 million (2005 – £1 million).

Other receivables comprise mainly amounts recoverable in respect of employee deferred compensation arrangements in the United States of America.

14 Inventories

	2006 £m	2005 £m
Raw materials	**211**	212
Work in progress	**151**	146
Finished goods	**108**	109
	470	467

Inventories of £55 million (2005 – £53 million) are carried at net realisable value.

15 Trade and other receivables

	2006 £m	2005 £m
Current		
Trade receivables	**457**	497
Amounts owed by joint ventures	**8**	11
Other receivables	**39**	31
Prepayments and accrued income	**16**	27
	520	566

16 Cash and cash equivalents

	2006 £m	2005 £m
Bank balances and cash	**154**	148
Short-term bank deposits	**188**	576
	342	724

£25 million (2005 – £23 million) of the Group's cash and cash equivalents are held by the Group's captive insurance company. In the normal course of events these funds are held by the captive insurance company to maintain solvency requirements and as collateral for Letters of Credit issued to the Group's principal external insurance providers. These funds, therefore, are not circulated within the Group on demand.

17 Trade and other payables

	2006 £m	2005 £m
Current		
Trade payables	**411**	397
Customer advances	**31**	50
Amounts owed to joint ventures	**2**	3
Other tax and social security payable	**23**	30
Other payables	**113**	89
Government grants	**2**	4
Accruals and deferred income	**161**	222
	743	795
Non-current		
Customer advances	**2**	–
Other payables	**22**	20
Government grants	**5**	4
	29	24

Non-current other payables comprise mainly of amounts payable in respect of employee deferred compensation arrangements in the United States of America.

18 Current income tax liabilities

	2006 £m	2005 £m
United Kingdom	**–**	3
Overseas	**93**	106
Current income tax liabilities	**93**	109

Notes to the financial statements continued

19 Assets and associated liabilities held for sale

	2006 £m	2005 £m
Assets		
Subsidiary held for sale	–	38
Property, plant and equipment held for sale	–	–
	–	38
Liabilities		
Subsidiary held for sale	–	(16)
	–	(16)

As disclosed in note 3d the Group disposed of its 60% interest in Fujiwa, its Chinese casting subsidiary, to its business partner, Lioho Corporation during 2006.

At 31 December 2006 no properties were being actively marketed for disposal and classified as held for sale. The two properties held as at 31 December 2005 were disposed of during the year and generated net proceeds of £2 million.

20 Borrowings

	2006 £m	2005 £m
Due within one year or on demand		
Unsecured bank overdrafts	**14**	30
Other short-term bank borrowings	**23**	15
Unsecured term loans	**1**	1
Finance lease obligations	**1**	1
	39	47
Due in more than one year		
Term loans	**717**	719
Finance lease obligations	**12**	15
	729	734

21 Analysis of borrowings and cash and cash equivalents

a) Effective interest rates and repricing analysis

2006	Notes	Effective interest rate %	Within one year £m	One to two years £m	Two to five years £m	More than five years £m	Total £m
Borrowings							
Term loans:							
£350 million 6¾% 2019 unsecured bond	i	**6¾**	–	–	–	**(346)**	**(346)**
£325 million 7% 2012 unsecured bond	i	**7**	–	–	–	**(325)**	**(325)**
£30 million 12⅜% 2008 Westland Group plc debenture	i	**12⅜**	–	**(30)**	–	–	**(30)**
Other secured US$ denominated loan			**(1)**	**(1)**	**(7)**	**(1)**	**(10)**
Other long-term borrowings			–	**(4)**	**(3)**	–	**(7)**
			(1)	**(35)**	**(10)**	**(672)**	**(718)**
Unsecured bank loans and overdrafts			**(14)**	–	–	–	**(14)**
Other short-term bank borrowings	ii		**(23)**	–	–	–	**(23)**
Finance lease obligations			**(1)**	**(1)**	**(2)**	**(9)**	**(13)**
			(39)	**(36)**	**(12)**	**(681)**	**(768)**
Cash and cash equivalents							
Bank balances and cash	ii		**154**	–	–	–	**154**
Short-term bank deposits	iii		**188**	–	–	–	**188**
			342	–	–	–	**342**
			303	**(36)**	**(12)**	**(681)**	**(426)**

2005	Notes	Effective interest rate %	Within one year £m	One to two years £m	Two to five years £m	More than five years £m	Total £m
Borrowings							
Term loans:							
£350 million 6¾% 2019 unsecured bond	i	6¾	–	–	–	(346)	(346)
£325 million 7% 2012 unsecured bond	i	7	–	–	–	(324)	(324)
£30 million 12⅞% 2008 Westland Group plc debenture	i	12⅞	–	–	(30)	–	(30)
Other secured US$ denominated loan			–	(1)	(6)	(6)	(13)
Other long-term borrowings			(1)	(4)	(2)	–	(7)
			(1)	(5)	(38)	(676)	(720)
Unsecured bank loans and overdrafts			(30)	–	–	–	(30)
Other short-term bank borrowings	ii		(26)	–	–	–	(26)
Finance lease obligations			(1)	(1)	(2)	(12)	(16)
			(58)	(6)	(40)	(688)	(792)
Cash and cash equivalents							
Bank balances and cash	ii		151	–	–	–	151
Short-term bank deposits	iii		576	–	–	–	576
			727	–	–	–	727
			669	(6)	(40)	(688)	(65)

Terms loans include: Unsecured £350 million (2005 – £350 million) 6¾% bonds maturing in 2019 less unamortised issue costs of £4 million (2005 – £4 million), unsecured £325 million (2005 – £325 million) 7% bonds maturing in 2012 less unamortised issue costs of £nil million (2005 – £1 million) and secured term loans of £40 million (2005 – £44 million). These secured term loans include £30 million (2005 – £30 million) debenture stocks of Westland Group plc, which are secured by a floating charge on the undertaking and assets of that company and certain of its subsidiaries and guaranteed by GKN Holdings plc, and £10 million (2005 – £13 million) secured by way of a fixed and floating charge on certain Aerospace assets.

Notes

i) denotes borrowings at fixed rates of interest until maturity. In addition, included in other long-term borrowings is £nil million (2005 – £3 million) of term loans at fixed rates of interest. All other borrowings and cash and cash equivalents are at variable interest rates.

ii) includes £nil million (2005 – £11 million) other short-term bank borrowings included within liabilities associated with assets held for sale and £nil million (2005 – £3 million) bank balances and cash included within assets held for sale.

iii) the average interest rate on short-term bank deposits was 5.16% (2005 – 4.58%). These deposits had an average maturity from 31 December 2006 of four days (2005 – eight days).

iv) there is no material exposure to interest rate risk on unsecured bank loans, overdrafts and other short-term bank borrowings.

b) Analysis by currency

	Borrowings		Cash and cash equivalents	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Sterling	**703**	704	**197**	570
US dollar	**28**	37	**18**	30
Euro	**4**	12	**52**	39
Other	**33**	39	**75**	88
	768	792	**342**	727

c) Undrawn committed borrowing facilities

At 31 December the Group had the following undrawn committed borrowing facilities:

	2006 £m	2005 £m
Expiring within one year	**–**	–
Expiring in more than one year but not more than two years	**–**	–
Expiring in more than two years	**350**	350
	350	350

At 31 December 2006 £701 million (2005 – £703 million) of the Group's borrowing facilities were subject to fixed rate interest arrangements, being primarily the unsecured Sterling bonds and the Westland Group plc debenture.

Notes to the financial statements continued

21 Analysis of borrowings and cash and cash equivalents continued

d) Finance lease obligations

The minimum lease payments under finance leases fall due as follows:

	2006 £m	2005 £m
Within one year	**3**	3
One to five years	**8**	8
After five years	**12**	16
	23	27
Future finance charges on finance leases	**(10)**	(11)
Present value of finance lease liabilities	**13**	16

e) Present values of borrowings and cash and cash equivalents

The comparison of book and present values of all the Group's financial assets and liabilities at 31 December 2006 is set out below:

	2006		2005	
	Book value £m	Present value £m	Book value £m	Present value £m
Financial instruments held or issued to finance the Group's operations				
Bank and cash balances	**154**	**154**	151	151
Short-term loans and deposits	**188**	**188**	576	576
Short-term borrowings and current portion of long-term borrowings	**(38)**	**(38)**	(57)	(57)
Long-term borrowings	**(717)**	**(751)**	(719)	(781)
Finance leases	**(13)**	**(13)**	(16)	(16)
At 31 December	**(426)**	**(460)**	(65)	(127)

The following methods and assumptions were used in estimating fair values for financial instruments:

Short-term borrowings, cash and deposits approximate to book value due to their short maturities. For bank and other loans carrying fixed rates of interest included within long-term borrowings, the repayments which the Group is committed to make have been discounted at the relevant interest rates applicable at 31 December 2006. Bonds included within long-term borrowings have been valued using quoted closing market values.

22 Financial risk management

The Group's multinational operations and debt financing expose it to a variety of financial risks that include the effects of changes in debt market prices, foreign exchange rates, credit risks, liquidity and interest rates. The Group has in place risk management policies that seek to limit the adverse effects on the financial performance of the Group by using various instruments and techniques including foreign currency financial instruments, debt and other interest rate derivatives.

Risk management policies have been set by the Board and applied by the Group and are implemented by the central Treasury Department that receives regular reports from all the operating companies to enable prompt identification of financial risks so that appropriate actions may be taken. The Treasury Department has a policy and procedures manual that sets out specific guidelines to manage foreign exchange risks, interest rate risk, credit risk and the use of financial instruments to manage these.

a) Foreign exchange risk

The Group has transactional currency exposures arising from sales or purchases by operating subsidiaries in currencies other than the subsidiaries' functional currency. Under the Group's foreign exchange policy, such transaction exposures are hedged once they are known, mainly through the use of forward foreign exchange contracts.

The mark to market maturity profile of forward foreign exchange contracts as at 31 December 2006 is less than one year £12 million (2005 – £5 million), between one and five years £13 million (2005 – £9 million) and over five years £2 million (2005 – £1 million).

The Group has a significant investment in overseas operations, particularly in continental Europe and the Americas. As a result, the sterling value of the Group's balance sheet can be affected by movements in exchange rates. The Group therefore seeks to mitigate the effect of these translational currency exposures by matching the net investment in overseas operations with borrowings denominated in their functional currencies, except where significant adverse interest differentials or other factors would render the cost of such hedging activity uneconomic. This is achieved by borrowing either directly (in either the local domestic or euro-currency markets), or indirectly through the use of rolling annual forward foreign exchange contracts. Borrowings created through the use of such contracts amounted to £699 million at 31 December 2006 (2005 – £631 million).

b) Interest rate risk

The Group operates an interest rate policy designed to optimise interest cost and reduce volatility in reported earnings. This policy is achieved by maintaining a target range of fixed and floating rate debt for discrete annual periods, over a defined time horizon. This is achieved partly through the fixed rate character of the underlying debt instrument, and partly through the use of straightforward derivatives (forward rate agreements). The Group's normal policy is to require interest rates to be fixed for 30% to 70% of the level of underlying borrowings forecast to arise over a 12 month horizon. However, this policy was suspended in December 2004 as it was deemed inappropriate given the absence of floating rate bank debt following the receipt of the sale proceeds of GKN's share in AgustaWestland. At 31 December 2006 91% (2005 – 89%) of the Group's gross borrowings were subject to fixed interest rates.

The Group continues to be partly funded by fixed rate borrowings (£701 million) that are exposed to fair value interest rate risk.

As at 31 December 2006 £188 million (2005 – £576 million) was on deposit with various banks and in money market funds of which £163 million (2005 – £542 million) was on deposit in the UK. A 1% change in interest rates would have a £2 million impact on profit before tax.

c) Credit risk

Financial

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit risk is mitigated by the Group's policy of only selecting counterparties with a strong investment graded long-term credit rating, normally at least AA– or equivalent, and assigning financial limits to individual counterparties. The maximum exposure with a single bank for deposits is £40 million, whilst the maximum mark to market exposure for forward foreign exchange contracts at 31 December 2006 to a single bank was £6 million (2005 – £2 million).

Operational

As tier one suppliers to both automotive and aerospace manufacturers the Group may have substantial amounts outstanding with a single customer at any one time. There are many advantages in these relationships and the credit risk is managed at a number of levels. Debtor days and overdue accounts are reported to divisional management who co-ordinate any action required, and overall divisional performance is regularly reviewed by the Group's Executive Committee. As at 31 December 2006 no individual outstanding balance exceeded 1% of sales.

d) Liquidity risk

The Group actively maintains committed facilities that are designed to ensure the Group has sufficient available funds for operations and planned expansions. Committed bank facilities of £350 million expire in July 2010 and were undrawn at the year end.

23 Derivative financial instruments

This note should be read in conjunction with note 22 'Financial risk management' and the accounting policies.

Amounts included in operating profit comprise:	2006 £m	2005 £m
Forward currency and commodity contracts	**38**	(42)
Embedded derivatives	**(5)**	9
	33	(33)

Amounts included in the balance sheet comprise:	2006 Assets £m	2006 Liabilities £m	2005 Assets £m	2005 Liabilities £m
Forward currency and commodity contracts	**29**	**(2)**	11	(23)
Embedded derivatives	**2**	**(7)**	1	(1)
Net investment hedges	**1**	**(2)**	-	(10)
	32	**(11)**	12	(34)

Amounts in respect of forward currency contracts include all contracts irrespective of whether transactional hedge accounting applies. In 2006 the Group adopted transactional hedge accounting in a limited number of cases. In 2005 the Group did not seek to adopt transactional hedge accounting.

The amounts in respect of embedded derivatives primarily represent the movement between 1 January 2006 and 31 December 2006 or date of maturity in the value of the embedded derivatives in commercial contracts between European Aerospace subsidiaries and customers and suppliers outside the USA which are denominated in US dollars, where the dollar is not routinely used, as defined by IAS 39, in such contractual arrangements.

Forward exchange contracts and currency swaps are marked to market using published prices.

Notes to the financial statements continued

24 Provisions

	Restructuring £m	Warranty £m	Legal and environmental £m	Other £m	Total £m
At 1 January 2006	35	18	44	38	135
Subsidiaries acquired and sold	–	–	–	–	–
Charge for the year:					
Additions	58	7	4	9	78
Unused amounts reversed	–	(6)	(3)	(2)	(11)
Amounts used	(56)	(4)	(7)	(8)	(75)
Currency variations	(3)	(1)	(2)	(2)	(8)
At 31 December 2006	**34**	**14**	**36**	**35**	**119**
Due within one year	29	8	11	18	66
Due in more than one year	5	6	25	17	53
	34	**14**	**36**	**35**	**119**

Restructuring
Restructuring provisions outstanding at 31 December 2006 relate primarily to the estimated future cash outflows in respect of redundancies and onerous contracts (predominantly leases) arising from the Group's strategic restructuring programme, details of the charges in respect of which are included in note 3. Amounts are only set aside when irrevocable commitments exist at the balance sheet date and these invariably reflect actual or constructive contractual arrangements which indicates the amount and most likely timing of flows.

Warranty
Provisions set aside for warranty exposures either relate to monies provided systematically based on historical experience under contractual warranty obligations attaching to the supply of goods or specific provisions created in respect of individual customer issues undergoing commercial resolution and negotiation. Amounts set aside represent management's best estimates of the likely settlement and the timing of any resolution with the relevant customer.

Legal and environmental
Legal provisions amounting to £8 million (2005 – £11 million) relate to management estimates of amounts required to settle or remove litigation actions that have arisen in the normal course of business. Further details are not provided to avoid the potential of seriously prejudicing the Group's stance in law. Amounts unused and reversed only arise when the matter is formally settled or when a material change in the litigation action occurs where legal advice confirms lower amounts need to be retained to cover the exposure.

As a consequence of primarily legacy activities, a small number of sites in the Group are subject to environmental remediation actions, which in all cases are either agreed formally with relevant local and national authorities and agencies or represent management's view of the likely outcome having taken appropriate expert advice and following consultation with appropriate authorities and agencies. Amounts charged and carried reflect the current best estimates of the likely cost of remediation and inherent timings.

Other
Other provisions include amounts set aside in terms of insurance provisions held within the Group's captive insurance company £10 million (2005 – £9 million), provisions held in respect of onerous loss making contracts £9 million (2005 – £14 million), and long service and non-pension benefit employee obligations arising primarily in the Group's continental European subsidiaries £12 million (2005 – £11 million). Insurance provisions and charges are established in accordance with external insurance and actuarial advice. The onerous loss making contract provisions relate to specific non-cancellable contractual commitments where it is anticipated that unavoidable net operating losses will arise.

25 Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method.

Amounts recognised on the balance sheet:	2006 £m	2005 £m
Deferred tax assets	**114**	172
Deferred tax liabilities	**(63)**	(60)
	51	112

Deferred tax assets and liabilities are only offset where there is an enforceable right of offset and there is an intention to settle the balances net. All of the deferred tax assets were available for offset against deferred tax liabilities and hence the net deferred tax asset at 31 December 2006 was £51 million (2005 – £112 million).

The movement on deferred tax is as shown below:	2006 £m	2005 £m
At 1 January	**112**	122
Adjustment in respect of adoption of IAS 39	**–**	(3)
Subsidiaries acquired and sold	**(7)**	(4)
Properties sold	**–**	–
(Charge)/credit for the year:		
Income statement	**13**	2
Equity	**(67)**	(5)
Currency variations	**–**	–
At 31 December	**51**	112

The movements in deferred tax assets and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12) during the period are shown below:

Deferred tax assets	Pensions £m	Tax losses £m	Other £m	Total £m
At 1 January 2006	**163**	**15**	**28**	**206**
Credited to income statement	**6**	**6**	**–**	**12**
Charged to equity	**(67)**	**–**	**–**	**(67)**
Subsidiaries acquired	**–**	**–**	**–**	**–**
Currency variations	**–**	**(1)**	**–**	**(1)**
At 31 December 2006	**102**	**20**	**28**	**150**

Deferred tax liabilities	Accelerated tax depreciation £m	Other £m	Total £m
At 1 January 2006	**(86)**	**(8)**	**(94)**
(Charged)/credited to income statement	**(2)**	**3**	**1**
Subsidiaries acquired	**(7)**	**–**	**(7)**
Currency variations	**1**	**–**	**1**
At 31 December 2006	**(94)**	**(5)**	**(99)**

Notes to the financial statements continued

25 Deferred tax continued

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in relation to certain taxable losses and other temporary differences on the basis that their future economic benefit is uncertain. The gross and tax values of these unrecognised assets together with any expiry dates where relevant are shown below. The tax value of the assets has been calculated using tax rates enacted or substantially enacted at the balance sheet date.

	2006			2005		
	Tax value £m	**Gross £m**	**Expiry period**	Tax value £m	Gross £m	Expiry period
Tax losses – with expiry: national	**160**	**451**	**2019 to 2026**	164	492	2019 to 2025
Tax losses – with expiry: local	**48**	**877**	**2007 to 2026**	51	954	2006 to 2025
Tax losses – without expiry	**112**	**355**		98	293	
Other temporary differences	**50**	**163**		59	172	
Unrecognised deferred tax assets	**370**	**1,846**		372	1,911	

Included above are tax losses of £732 million with a tax value of £111 million (2005 – £820 million with a tax value of £127 million) that are so severely restricted for future use that management believes they are highly unlikely to be utilised.

Deferred tax assets totalling £82 million (2005 – £123 million) have been recognised relating to territories where tax losses have been incurred in the year. It is anticipated that future profitability arising from restructuring and other actions will result in their realisation.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries except where the distribution of such profits is planned. If the earnings were remitted in full, tax of £25 million (2005 – £15 million) would be payable.

26 Share capital

	Authorised		Allotted, called up and fully paid	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Ordinary shares of 50p each	**450**	450	**371**	370

Ordinary shares of 50p each	**Number '000**	Number '000	**Number '000**	Number '000
At 1 January	**900,000**	900,000	**740,466**	735,672
Shares issued under the share option schemes	**–**	–	**1,047**	4,794
At 31 December	**900,000**	900,000	**741,513**	740,466

At the last Annual General Meeting, shareholder authority was obtained for the Company to purchase up to a maximum of 71.5 million of its own ordinary shares (representing 10% of the issued share capital of the Company on 31 December 2005) for a period ending on the earlier of the next Annual General Meeting or 12 August 2007, provided that certain conditions (relating to the purchase price) are met. The Notice of Annual General Meeting proposes that shareholders approve a resolution updating and renewing this authority. Shares in the Company may also be purchased by the GKN Employee's Share Ownership Plan (ESOP) Trust.

At 31 December 2006 there were 38,659,142 ordinary shares of 50p each (nominal value £19.3 million) (2005 – £12.6 million) held as treasury shares following the purchase during the year in the open market of 13,439,142 (2005 – 11,895,000) shares at a cost of £40 million (2005 – £30 million) including expenses. These shares, which represented 5.2% (2005 – 3.4%) of the called up share capital at the end of the year, have not been cancelled but are held as treasury shares and represent a deduction from shareholders' equity.

During the year shares issued under the share option schemes generated £3 million (2005 – £10 million).

27 Changes in shareholders' equity

	Share capital £m	Share premium £m	Retained earnings £m	Other Reserves: Exchange reserve £m	Other Reserves: Hedging reserve £m	Other Reserves: Other reserves £m	Equity interest £m	Minority interests – equity £m	£m
At 1 January 2005	368	15	591	(48)	24	(45)	905	30	935
Adjustment in respect of the adoption of IAS 39, including tax	–	–	17	–	–	–	17	–	17
Purchase of treasury shares	–	–	(30)	–	–	–	(30)	–	(30)
Share issues	2	8	–	–	–	–	10	–	10
Transfer from income statement	–	–	55	–	–	–	55	4	59
Unrealised loss arising on change in status of joint venture	–	–	–	–	–	(3)	(3)	–	(3)
Charges in minority interest	–	–	4	–	–	–	4	(11)	(7)
Actuarial gains and losses arising on post-employment obligations, including tax	–	–	(50)	–	–	–	(50)	–	(50)
Deferred tax on non-qualifying assets	–	–	1	–	–	–	1	–	1
Share-based payments	–	–	1	–	–	–	1	–	1
Transfers	–	–	(10)	–	–	10	–	–	–
Dividends	–	–	(86)	–	–	–	(86)	–	(86)
Currency variations	–	–	–	74	–	–	74	3	77
Derivative financial instruments – translational hedging	–	–	–	–	(23)	–	(23)	–	(23)
At 31 December 2005	**370**	**23**	**493**	**26**	**1**	**(38)**	**875**	**26**	**901**
Purchase of treasury shares	–	–	**(40)**	–	–	–	**(40)**	–	**(40)**
Share issues	**1**	**2**	–	–	–	–	**3**	–	**3**
Transfer from income statement	–	–	**177**	–	–	–	**177**	–	**177**
Minority interests in subsidiary disposed	–	–	–	–	–	–	–	**(8)**	**(8)**
Actuarial gains and losses arising on post-employment obligations, including tax	–	–	**40**	–	–	–	**40**	–	**40**
Share-based payments	–	–	**5**	–	–	–	**5**	–	**5**
Transfers	–	–	**2**	–	–	**(2)**	–	–	–
Dividends	–	–	**(88)**	–	–	–	**(88)**	**(1)**	**(89)**
Accumulated currency variations realised on sale of business	–	–	–	**(1)**	–	–	**(1)**	–	**(1)**
Currency variations	–	–	–	**(123)**	–	–	**(123)**	**(1)**	**(124)**
Derivative financial instruments									
– translational hedging	–	–	–	–	**43**	–	**43**	–	**43**
– transactional hedging	–	–	–	–	**1**	–	**1**	–	**1**
At 31 December 2006	**371**	**25**	**589**	**(98)**	**45**	**(40)**	**892**	**16**	**908**

Retained earnings include the accumulated profits and losses arising from the consolidated income statement and certain items from the statement of recognised income and expense attributable to equity shareholders less distributions to shareholders and the cost, £100 million (2005 – £60 million) of the Company's shares held in Treasury. Also included within the retained earnings balance is goodwill written off directly to equity and accumulated net currency variations on overseas net assets and hedging instruments under legacy GAAP and the impact of the adoption of IFRS.

Other reserves include the UK GAAP revaluation reserve, accumulated adjustments in respect of piecemeal acquisitions and other accumulated reserves where distribution has been restricted due to legal or fiscal requirements. The accumulated debit balance includes the impact of the demerger transaction of Industrial Services in 2001.

The exchange reserve and the hedging reserve represent the accumulated net currency variations on overseas net assets and hedging instruments.

Notes to the financial statements continued

28 Acquisitions

2006 Acquisitions

During 2006 the Group has completed five acquisitions as detailed below:

a) Acquisition on 14 September of the trade and assets of Stellex Aerostructures ('Stellex'), a manufacturer of aerospace titanium structures and industrial hinges based in the United States of America, for a fair value consideration of £93 million.

b) Acquisition on 2 August of Rockford Powertrain ('Rockford'), a US off-highway business supplying high speed driveshafts for application in the construction and mining industries, for a fair value consideration of £29 million.

c) Acquisition on 16 November of the trade and assets of Liuzhou Steel Rim Factory ('Liuzhou'), a Chinese manufacturer of wheels for agricultural and construction equipment, forklift trucks and harbour cranes, for a fair value consideration of £6 million.

d) Acquisitions on 2 January 2006 and 1 June 2006 respectively of the trade and assets of Cramer Kupplung GmbH, a German manufacturer and distributor of off-highway hitches, and the trade and assets of Hytecomp AB, a Swedish distributor of off-highway hydraulic valves. The combined fair value consideration of these two minor acquisitions was £2 million.

All transactions have been accounted for by the purchase method of accounting. Fair values on all acquisitions in 2006 remain provisional except for those in relation to Cramer Kupplung GmbH.

Stellex	Carrying values pre-acquisition £m	Fair value adjustments £m	Fair values £m
Intangible fixed assets	–	26	26
Property, plant and equipment	19	2	21
Inventories	18	1	19
Trade and other receivables	7	–	7
Trade and other payables	(6)	–	(6)
Provisions – post-employment obligations	–	–	–
– other	–	–	–
Deferred tax liabilities	–	(2)	(2)
Cash and cash equivalents	1	–	1
	39	27	66
Goodwill			27
Total fair value of consideration			93
Consideration satisfied by:			
Cash			92
Directly attributable costs			1
			93

Valuation of non-operating intangibles – methodology

The fair value exercise carried out in conjunction with a third party expert on the acquisition of Stellex considered the existence of the following recognisable intangibles attributable to the business; in-process research & development (IPRD), non-compete covenants, marketing agreements, distributor relationships, trademark and brand names, proprietary technology, software, order/production backlog and customer contracts and relationships. Whilst IPRD, non-compete covenants, marketing agreements and distributor relationships were identified, the insignificance of these intangibles to the Stellex business and immaterial values meant no fair values were ascribed or recognised.

Stellex had three trade names, only one of which was deemed to have any measurable value. The Bandy name is well recognised in its industry, and its value was established using a Relief from Royalty (RFR) methodology, which values the trade name based on projected cash flows attributable to the trade name, an assumed royalty rate that would be charged if the name were subject to licence within a comparable trade situation and an appropriate discount rate reflecting inherent risk in the projected cash flows. The value determined was less than £1 million but it has been recognised within the Stellex financial returns consolidated in the Group's 2006 Annual Report.

Stellex is a recognised market leader in machining large, complex titanium structures. Notably the company has a unique blend of five axis exotic metal and aluminium machining, proprietary tooling, assembly, control systems and management expertise. These capabilities are based on 'know-how' which manifests itself in developed proprietary cutter compensation technology and unique cutter geometry and grinding techniques. The proprietary technology has been valued using a RFR methodology. The cash flow forecasts supporting this valuation reflect the future sales to be generated in conjunction with the technology. The fair value attributed to proprietary technology represents the theoretical costs avoided by Stellex from not having to pay a licence fee for the technology. The royalty rate used in the valuation was 2%, which was based on a review of licence agreements for comparable technologies in similar industrial segments. An after tax discount rate of 13.5% was applied to the forecast cash flows, a rate that reflects the higher inherent risk of intangible cash flows compared to the weighted average cost of capital of the Stellex acquisition.

The intangible asset inherent in Stellex's contractual position and its customer relationships were both valued using an Excess Earnings Method ('EEM'). This methodology places a value on the intangible as a function of (a) management's estimate of the attrition rate on the expected cash flows arising from the contracts and forecast cash flows likely to accrue to Stellex from its customer base; (b) expected cash flows arising from the intangibles (c) discount rate reflective of the risks inherent in the flows and (d) an asset charge attributable to operating assets needed to generate the cash flows. The cash flows attributable to customer relationships include an annual attrition rate of 5% to reflect expected decay in future revenues. An after tax discount rate of 13.5% was applied to the forecast cash flows arising from both categories of intangible.

The valuation of all intangibles also reflects the tax benefit of amortisation, which in the context of Stellex has meant a benefit assessed with reference to US tax laws. According to US tax law an intangible may be rateably amortised over 15 years regardless of its actual useful life, as such there is a tax benefit to an acquirer and hence values attributable to the intangible assets have been recognised. This value amounts to £5 million across all the intangibles recognised.

The fair value of customer and contractual relationships recognised was £22 million and the fair value of titanium cutter technology and know-how was £4 million.

Fair value adjustments on tangible fixed assets represent a net uplift on plant and equipment to fair values following an external third party appraisal. The uplift primarily represents the restoration of asset values previously written off by Stellex when it was in severe financial difficulty. Stellex operates from leased facilities where the rentals are reflective of current market values and hence no fair value is attributable to Stellex's interest in these leases. Inventories acquired have been fair valued at current replacement cost for raw materials and selling price, adjusted for costs of disposal and a selling margin, for finished goods and work-in-progress.

The goodwill arising on the acquisition of Stellex is attributable to the anticipated future operating synergies from the combination with the Group's existing US Aerostructures business, the value of the embedded workforce, the value of a geographically significant player in the US commercial/civil titanium aerostructures market and the ownership and control of a leading business in an industry with substantial barriers to entry.

Stellex contributed £21 million to sales and £2 million to the Group's trading profit for the period between the date of acquisition and the balance sheet date. If the acquisition of Stellex had been completed on the first day of the financial year, Group sales for the period would have increased by £50 million and Group trading profit would have increased by £10 million.

Net cash outflow arising on acquisition

	£m
Cash consideration and directly attributable costs	(93)
Cash and cash equivalents acquired	1
	(92)

In the post-acquisition period Stellex contributed £3 million to cash generated from operations and absorbed £3 million in investing activities.

Rockford	Carrying values pre-acquisition £m	Fair value adjustments £m	Fair values £m
Intangible fixed assets	–	18	18
Property, plant and equipment	2	–	2
Inventories	6	3	9
Trade and other receivables	5	–	5
Trade and other payables	(6)	–	(6)
Provisions – post-employment obligations	(4)	–	(4)
– other	–	–	–
Current and deferred tax liabilities	(1)	(5)	(6)
Cash and cash equivalents	1	–	1
	3	16	19
Goodwill			10
Total fair value of consideration			29
Consideration satisfied by:			
Cash			28
Directly attributable costs			1
			29

28 Acquisitions continued

Valuation of intangibles
As noted in respect of Stellex above all intangibles were assessed on the acquisition of Rockford. IPRD, non-compete covenants, marketing and distributor agreements and customer contracts were deemed to have no significant or measurable value. The intangibles recognised and measured were trade names, proprietary technology and customer relationships. The valuation methodologies described above were also those used in the Rockford assessment.

The trade names recognised relate to the Rockford and Mechanics trade names both of which are well known in the industrial segment within which Rockford operates and are believed to represent a high quality threshold in the industry. The royalty rate used in the valuation of the Rockford trade name was 1% and 2% in respect of the Mechanics trade name.

The proprietary technology valued represents the value of Rockford's patented technology covering hydro-dynamic and controlled slip clutch technology. An attributable royalty rate of 4% has been used in the valuation and a discount rate of 14%.

Whilst the existence of formal contracts is minimal within the Rockford business, its long-standing customer relationships have been valued incorporating an attrition rate of 10%, and a discount rate of 14%.

The value of tax amortisation benefit recognised on the Rockford intangibles amounted to £3 million.

Intangible fixed assets acquired include the value of the Rockford and Mechanics trade names, £3 million, the value of customer relationships, £12 million and the value of patented proprietary technology, £3 million.

Fair value adjustments on tangible fixed assets represent the uplift to fair value on plant and equipment arising from a review of market values and an assessment of the depreciated replacement of cost of the plant and equipment. Rockford operates from a leased facility where the rentals are reflective of current market values hence there is no fair value inherent in the lease. Inventories acquired have been fair valued at current replacement cost for raw materials and selling price, adjusted for costs of disposal and a selling margin, for finished goods and work-in-progress. Other inventory adjustments include the restatement of acquired inventory onto a FIFO basis of valuation.

The goodwill arising on the acquisition of Rockford is attributable to the value of the embedded workforce and a barrier to entry premium.

Rockford contributed £15 million to sales and £3 million to the Group's trading profit for the period between the date of acquisition and the balance sheet date. If the acquisition of Rockford had been completed on the first day of the financial year, Group sales for the period would have increased by £18 million and Group trading profit would have increased by £3 million.

Net cash outflow arising on acquisition

	£m
Cash consideration and directly attributable costs	(29)
Cash and cash equivalents acquired	1
	(28)

In the post-acquisition period Rockford Powertrain contributed £2 million to cash generated from operations and absorbed £nil million in investing activities.

Other 2006 acquisitions

	£m
Provisional fair value of net assets acquired	6
Goodwill arising on acquisition	2
Fair value of consideration including directly attributable costs	**8**

£1 million of the Liuzhou consideration included above is deferred dependent primarily on the finalisation of completion accounts.

The book value of net assets acquired prior to the acquisition amounted to £6 million. Currently the fair value of intangibles acquired remains under investigation and therefore may be subsumed in the goodwill arising on acquisition currently reported.

The post-acquisition contribution towards Group sales and trading profit of the other 2006 acquisitions was not material. The estimated impact of these acquisitions on 2006 Group results, if they had been completed on 1 January 2006, would not have been material.

Prior year acquisitions
Further fair value adjustments made in 2006 in connection with 2005 acquisitions were not material and hence 2005 comparatives have not been restated.

29 Cash flow reconciliations

Cash generated from operations	2006 £m	2005 £m
Operating profit	**203**	98
Adjustments for:		
Profits and losses on sale or closures of businesses	**(5)**	(1)
Amortisation of non-operating intangible assets arising on business combinations	**3**	1
Changes in fair value of derivative financial instruments	**(33)**	33
Impairment of fixed assets	**1**	50
Impairment of goodwill	**11**	11
Depreciation and amortisation	**145**	146
Amortisation of capital grants	**(3)**	(2)
Net profits on sale of fixed assets	**(3)**	(1)
Charge for share-based payments	**5**	1
Movement in post-employment obligations	**(204)**	(43)
Changes in working capital and provisions	**(3)**	15
	117	308

Movement in net debt	2006 £m	2005 £m
Net movement in cash and cash equivalents	**(369)**	(130)
Net movement in borrowings	**(36)**	21
Currency variations on borrowings	**34**	(23)
Finance leases	**1**	2
Subsidiaries acquired and sold	**9**	–
Movement in year	**(361)**	(130)
Net (debt)/funds at beginning of year	**(65)**	65
Net debt at end of year	**(426)**	(65)

Reconciliation of cash and cash equivalents	2006 £m	2005 £m
Cash and cash equivalents per cash flow at 31 December	**328**	697
Add: bank overdrafts included within 'current liabilities – borrowings'	**14**	30
Less: cash and cash equivalents within 'assets held for sale'	**-**	(3)
Cash and cash equivalents per balance sheet at 31 December (note 16)	**342**	724

30 Post-employment obligations

Post-employment obligations as at the year end comprise:

		2006 £m	2005 £m
Pensions	– funded	**(217)**	(516)
	– unfunded	**(268)**	(278)
Medical	– funded	**(28)**	(31)
	– unfunded	**(48)**	(60)
		(561)	(885)

Pensions and medical – funded

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world. A number of retirement plans are operated which provide certain employees with post-employment medical benefits.

Pensions

In the UK, pension arrangements are made through an externally funded defined benefit scheme. In the USA and the Rest of the World there are a number of externally funded defined benefit schemes, while in certain companies in Europe funds are retained within the business to provide for post-employment obligations.

(a) Defined benefit schemes – measurement and assumptions

Independent actuarial valuations of all defined benefit scheme assets and liabilities were carried out at 31 December 2006. The present value of the defined benefit obligation, the related current service cost and the past service cost were measured using the projected unit credit method.

Notes to the financial statements continued

30 Post-employment obligations continued

Key assumptions were:

	UK %	Americas %	Europe %	ROW %
2006				
Rate of increase in pensionable salaries	**4.1**	**3.5**	**2.50**	**2.0**
Rate of increase in payment and deferred pensions	**3.2**	**2.0**	**1.75**	**n/a**
Discount rate	**5.1**	**5.9**	**4.70**	**2.5**
Inflation assumption	**3.1**	**2.5**	**1.75**	**1.0**
Rate of increases in medical costs: initial/long-term	**8.0/4.5**	**10.0/5.0**	**n/a**	**n/a**
2005				
Rate of increase in pensionable salaries	4.3	3.5	2.5	2.0
Rate of increase in payment and deferred pensions	2.9	2.0	1.5	n/a
Discount rate	4.75	5.50	4.25	2.25
Inflation assumption	2.8	2.5	1.5	1.0
Rate of increases in medical costs: initial/long-term	9.5/4.3	10.0/5.0	n/a	n/a

The underlying mortality assumptions for the major schemes are as follows:

United Kingdom

Such is the size and profile of the UK scheme that data in the scheme's mortality experience is collected and reviewed annually. Mortality assumptions are based on PA92 (year of birth) tables with a +three year age adjustment to reflect actual scheme experience. At a recent review, the rate of improvement in longevity was strengthened to a point beyond short cohort.

The key current year mortality assumptions for the scheme are that a male aged 65 lives for a further 18.5 years, whilst a male aged 40 is expected to live a further 20 years after retiring at 65. The impact of this change in assumptions has increased the scheme deficit by £38 million.

Overseas

In the USA, RP-2000 tables scaled to 2006 continued to be used whilst in Germany the RT2005-G tables were again used. In the USA the longevity assumption for a male aged 65 is that he lives a further 18.1 years whilst in Germany for a further 17.7 years. The longevity assumption for a USA male currently aged 40 is that he also lives for a further 18.1 years once attaining 65 years, with the German equivalent assumption being 17.7 years. These assumptions are based solely on the prescribed tables not on actual GKN experience.

Assumption sensitivity analysis

The impact of a one percentage point movement in the primary assumptions on the defined benefit net obligations as at 31 December 2006 is set out below:

	UK £m	Americas £m	Europe £m	ROW £m
Discount rate +1%	282	36	35	2
Discount rate −1%	(382)	(45)	(44)	(2)
Rate of inflation +1%	276	–	26	–
Rate of inflation −1%	(280)	–	(27)	–
Rate of increase in medical costs +1%	2	9	–	–
Rate of increase in medical costs −1%	(2)	(7)	–	–

A one percentage point increase in the assumption on healthcare benefits would increase the total service and interest cost by £1 million (2005 – £1 million) and the liability by £11 million (2005 – £13 million). A one per cent decrease in the assumption on healthcare benefits would reduce the total service and interest cost by £nil (2005 – £1 million) and the liability by £9 million (2005 – £10 million).

(b) Defined benefit schemes – reporting

The amounts recognised in the income statement are:

	Trading profit				
Included within operating profit	Employee benefit expense £m	Redundancy and other employment amounts £m	Restructuring and impairment charges £m	2006 Total £m	2005 Total £m
Current service cost	**(38)**	**–**	**–**	**(38)**	(33)
Past service cost	**(1)**	**(1)**	**–**	**(2)**	(4)
Settlement/curtailments	**1**	**(1)**	**(3)**	**(3)**	15
	(38)	**(2)**	**(3)**	**(43)**	(22)
Included within net financing costs					
Expected return on pension scheme assets				**136**	118
Interest on post-employment obligations				**(140)**	(140)
				(4)	(22)

The past service cost of £2 million included within trading profit (2005 – £2 million) arises primarily from early retirements in the UK together with the equalisation of benefits at a Driveline facility in Germany. The settlement/curtailment credit of £1 million arises from further structural change to retiree medical benefit arrangements in the United States whilst the charge of £4 million largely represents the cost of downsizing two UK businesses in the Automotive portfolio. The prior year £15 million settlement/curtailment credit arose from the closure of a Driveline facility in Europe (£5 million), the exit from a multi-employer defined benefit scheme in Japan (£7 million) and the structural changes to retiree medical benefit arrangements in the United States of America (£3 million).

The amounts recognised in respect of funded obligations in the balance sheet are:	31 December 2006 UK £m	Americas £m	Europe £m	ROW £m	Total £m	31 December 2005 £m
Present value of funded obligations	**(2,361)**	**(265)**	**(15)**	**(19)**	**(2,660)**	(2,666)
Fair value of plan assets	**2,187**	**196**	**19**	**13**	**2,415**	2,119
Net obligation recognised in the balance sheet	**(174)**	**(69)**	**4**	**(6)**	**(245)**	(547)

A comparison of the funded obligation position in the last three years is set out below:

	2006 £m	2005 £m	2004 £m
Present value of funded obligations	**(2,660)**	(2,666)	(2,393)
Fair value of plan assets	**2,415**	2,119	1,861
Net obligations recognised in the balance sheet	**(245)**	(547)	(532)

The contributions expected to be paid by the Group during 2007 to the UK schemes is £26 million and to overseas schemes £30 million.

Cumulative actuarial gains and losses recognised in equity are as follows:	**2006 £m**	2005 £m
At 1 January	**(90)**	(46)
Actuarial gains and losses	**107**	(44)
At 31 December	**17**	(90)

Movement in schemes' obligations (funded and unfunded) during the year	UK £m	Americas £m	Europe £m	ROW £m	**Total £m**
At 1 January 2006	**(2,381)**	**(316)**	**(284)**	**(23)**	**(3,004)**
Subsidiaries acquired	**–**	**(23)**	**–**	**–**	**(23)**
Current service cost	**(18)**	**(10)**	**(8)**	**(2)**	**(38)**
Interest	**(111)**	**(17)**	**(12)**	**–**	**(140)**
Contributions by participants	**(11)**	**(1)**	**–**	**–**	**(12)**
Actuarial gains and losses	**35**	**13**	**12**	**(2)**	**58**
Benefits paid	**116**	**11**	**13**	**2**	**142**
Past service cost	**(1)**	**–**	**(1)**	**–**	**(2)**
Curtailments	**(4)**	**1**	**–**	**–**	**(3)**
Settlements	**–**	**–**	**–**	**–**	**–**
Currency variations	**–**	**41**	**3**	**2**	**46**
At 31 December 2006	**(2,375)**	**(301)**	**(277)**	**(23)**	**(2,976)**
At 1 January 2005	(2,152)	(262)	(260)	(41)	(2,715)
Subsidiaries acquired	–	–	–	–	–
Current service cost	(14)	(10)	(7)	(2)	(33)
Interest	(112)	(16)	(12)	–	(140)
Contributions by participants	(12)	–	–	–	(12)
Actuarial gains and losses	(192)	(10)	(29)	(1)	(232)
Benefits paid	105	8	15	6	134
Past service cost	(4)	–	–	–	(4)
Curtailments – subsidiaries sold	–	7	–	8	15
Settlements	–	–	–	6	6
Currency variations	–	(33)	9	1	(23)
At 31 December 2005	(2,381)	(316)	(284)	(23)	(3,004)

Notes to the financial statements continued

30 Post-employment obligations continued

Movement in schemes' assets during the year	UK £m	Americas £m	Europe £m	ROW £m	Total £m
At 1 January 2006	**1,915**	**170**	**20**	**14**	**2,119**
Subsidiaries acquired	**–**	**19**	**–**	**–**	**19**
Expected return on assets	**122**	**13**	**1**	**–**	**136**
Actuarial gains and losses	**35**	**15**	**(1)**	**–**	**49**
Contributions by Group	**220**	**13**	**–**	**2**	**235**
Contributions by participants	**11**	**–**	**–**	**–**	**11**
Benefits paid	**(116)**	**(10)**	**(1)**	**(2)**	**(129)**
Settlements	**–**	**–**	**–**	**–**	**–**
Currency variations	**–**	**(24)**	**–**	**(1)**	**(25)**
At 31 December 2006	**2,187**	**196**	**19**	**13**	**2,415**
At 1 January 2005	1,697	128	19	17	1,861
Subsidiaries acquired	–	–	–	–	–
Expected return on assets	107	10	1	–	118
Actuarial gains and losses	187	(1)	1	2	189
Contributions by Group	17	24	6	2	49
Contributions by participants	12	–	–	–	12
Benefits paid	(105)	(8)	(7)	–	(120)
Settlements	–	–	–	(6)	(6)
Currency variations	–	17	–	(1)	16
At 31 December 2005	1,915	170	20	14	2,119

The defined benefit obligation is analysed between funded and unfunded schemes as follows:

	2006 £m	2005 £m	2004 £m
Funded	**(2,660)**	(2,666)	(2,393)
Unfunded	**(316)**	(338)	(322)
	(2,976)	(3,004)	(2,715)

The fair value of the assets in the schemes and the expected rates of return were:

	UK		Americas		Europe		ROW	
	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m
At 31 December 2006								
Equities	**7.5**	**1,093**	**8.5**	**134**	**–**	**–**	**7.2**	**7**
Bonds	**4.9**	**687**	**5.0**	**53**	**–**	**–**	**2.0**	**4**
Property	**6.8**	**109**	**–**	**–**	**–**	**–**	**–**	**–**
Cash/short-term mandate	**5.1**	**265**	**3.8**	**9**	**–**	**–**	**–**	**–**
Other assets	**5.1**	**33**	**–**	**–**	**5.0**	**19**	**1.3**	**2**
		2,187		**196**		**19**		**13**
At 31 December 2005								
Equities	7.5	1,076	8.5	118	–	–	5.9	6
Bonds	4.4	607	5.0	47	–	–	2.5	4
Property	6.7	98	–	–	–	–	–	–
Cash/short-term mandate	4.5	98	4.2	5	–	–	–	–
Other assets	4.7	36	–	–	4.7	20	1.0	4
		1,915		170		20		14

The expected return on plan assets is a blended average of projected long-term returns for the various asset classes. Equity returns are developed based on the selection of the equity risk premium above the risk free rate which is measured in accordance with the yield on government bonds. Bond returns are selected by reference to the yields on government and corporate debt as appropriate to the plan's holdings of these instruments. All other asset class returns are determined by reference to current experience.

The actual return on plan assets was £185 million (2005 – £307 million).

History of experience gains and losses

	UK	Americas	Europe	ROW
2006				
Experience adjustments arising on scheme assets:				
Amount – £m	**35**	**15**	**(1)**	**–**
Percentage of scheme assets	**1.6%**	**7.6%**	**(4.5%)**	**–**
Experience gains and losses on scheme liabilities:				
Amount – £m	**35**	**13**	**12**	**(2)**
Percentage of the present value of scheme liabilities	**1.5%**	**4.3%**	**4.3%**	**(11.2%)**
Present value of scheme liabilities – £m	**(2,375)**	**(301)**	**(277)**	**(23)**
Fair value of scheme assets – £m	**2,187**	**196**	**19**	**13**
Deficit – £m	**(188)**	**(105)**	**(258)**	**(10)**
2005				
Experience adjustments arising on scheme assets:				
Amount – £m	187	(1)	1	2
Percentage of scheme assets	9.7%	(0.7%)	5.0%	14.7%
Experience gains and losses on scheme liabilities:				
Amount – £m	(192)	(10)	(29)	(1)
Percentage of the present value of scheme liabilities	(8.1%)	(3.2%)	(10.2%)	(3.1%)
Present value of scheme liabilities – £m	(2,381)	(316)	(284)	(23)
Fair value of scheme assets – £m	1,915	170	20	14
Deficit – £m	(466)	(146)	(264)	(9)
2004				
Experience adjustments arising on scheme assets:				
Amount – £m	68	4	(1)	(3)
Percentage of scheme assets	4.0%	3.1%	(7.3%)	(17.6%)
Experience gains and losses on scheme liabilities:				
Amount – £m	(95)	(6)	(13)	1
Percentage of the present value of scheme liabilities	(4.4%)	(2.1%)	(5.0%)	1.2%
Present value of scheme liabilities – £m	(2,152)	(262)	(260)	(41)
Fair value of scheme assets – £m	1,697	128	19	17
Deficit – £m	(455)	(134)	(241)	(24)

(c) Defined contribution schemes

The Group operates a number of small defined contribution schemes outside the United Kingdom. The charge to the income statement in the year was £9 million (2005 – £6 million).

Notes to the financial statements continued

31 Contingent assets and liabilities

The Group is involved in an arbitration with Finmeccanica SpA, the acquirer of the Group's joint venture share in AgustaWestland over the potential release of the £35 million set aside in escrow as deferred consideration on the disposal. An amount receivable will only be recognised on conclusion of the arbitration.

At 31 December 2006 the Group had contingent liabilities in respect of bank and other guarantees amounting to £5 million (2005 – £6 million). In the case of certain businesses performance bonds and customer finance obligations have been entered into in the normal course of business.

32 Operating lease commitments – minimum lease payments

The minimum lease payments which the Group is committed to make at 31 December are:

	2006		2005	
	Property £m	**Vehicles, plant and equipment £m**	Property £m	Vehicles, plant and equipment £m
Payments under non-cancellable operating leases:				
Within one year	**19**	**10**	17	10
Later than one year and less than five years	**47**	**18**	44	21
After five years	**41**	**2**	72	2
	107	**30**	133	33

33 Capital expenditure

Contracts placed against capital expenditure sanctioned at 31 December 2006 so far as not provided by subsidiaries amounted to £38 million (2005 – £50 million) and the Group's share not provided by joint ventures amounted to £2 million (2005 – £1 million).

34 Related party transactions

In the ordinary course of business, sales and purchases of goods take place between subsidiaries and joint venture companies priced on an 'arm's length' basis. Sales of product by subsidiaries to joint ventures in 2006 totalled £69 million (2005 – £57 million). The amount due at the year end in respect of such sales was £8 million (2005 – £11 million) (see note 15). Purchases by subsidiaries from joint ventures in 2006 totalled £8 million (2005 – £10 million). The amount due at the year end in respect of such purchases was £2 million (2005 – £2 million) (see note 17).

At 31 December 2006 a Group subsidiary was owed £7 million (2005 – £8 million) by a joint venture in respect of a loan, bearing interest at LIBOR plus 1% (see note 13). In addition a Group subsidiary owed £nil (2005 – £1 million) to a joint venture in respect of a short-term financing facility bearing interest at LIBOR less 0.125% (see note 17).

35 Post-balance sheet events

In January 2007 the Group announced its intention to completely cease its UK cylinder liner manufacturing operations which constitutes a major proportion of the Group's Other Automotive segment. This decision will result in job losses in the region of 400 and result in a reported loss for 2007 in the region of £10 million. When operations cease in 2007, which is forecast, the results of the business will be disclosed and reported separately.

In February 2007 Powder Metallurgy and Driveline announced the final restructuring actions of the Group's strategic restructuring programme. These announcements will result in the closure of a further North American facility and a headcount reduction in the region of 600 employees. The 2007 cost of these actions and the remaining charges on the overall programme is estimated at £37 million.

Independent auditors' report to the members of GKN plc

We have audited the Company financial statements of GKN plc for the year ended 31 December 2006 which comprise the balance sheet and the related notes. These Company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of GKN plc for the year ended 31 December 2006 on page 61.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the annual report, the Directors' remuneration report and the Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of Directors' responsibilities on page 47.

Our responsibility is to audit the Company financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Company financial statements give a true and fair view and whether the Company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' report is consistent with the Company financial statements. The information given in the Directors' report includes that specific information presented in the business review that is cross referred from the business review section of the Directors' report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited Company financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the Chairman's statement, the Chief Executive's statement, the business review, the corporate governance statement and the other information listed on the contents page of the annual report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Company financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Company financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Company financial statements and the part of the Directors' remuneration report to be audited.

Opinion

In our opinion:

- the Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2006;
- the Company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' report is consistent with the Company financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Birmingham

26 February 2007

Balance sheet of GKN plc

At 31 December 2006

	Notes	2006 £m	2005 Restated £m
Fixed assets			
Investment in subsidiaries at cost	2	**3,559**	3,550
Current assets			
Amounts due from subsidiaries		**50**	47
Current liabilities			
Amounts owed to subsidiaries		**(2,772)**	(2,768)
		(2,772)	(2,768)
Net current liabilities		**(2,722)**	(2,721)
Total assets less current liabilities		**837**	829
Net assets		**837**	829
Capital and reserves			
Called up share capital	4	**371**	370
Share premium account	4	**25**	23
Profit and loss account	1, 3	**441**	436
		837	829

The financial statements on pages 104 and 105 were approved by the Board of Directors and authorised for issue on 26 February 2007. They were signed on its behalf by:

Roy Brown, Sir Kevin Smith, Nigel Stein, Directors

Notes on the balance sheet of GKN plc

Significant accounting policies and basis of preparation

The separate financial statements of the Company are presented as required by the Companies Act 1985. They have been prepared under the historical cost convention and in accordance with applicable United Kingdom Accounting Standards and law. New accounting standards issued by the Accounting Standards Board and effective from 1 January 2006 have had no impact on the accounts of the Company. The clarification of the treatment of share-based payment schemes in stand-alone Company accounts has resulted in the recognition in the year of the impact of these schemes on the investments held by the Company; see notes 2 and 4 below.

The principal accounting policies are summarised below. They have been applied consistently in both years presented.

The Directors have reviewed the presentation of the Company's balance sheet in the light of emerging best practice in corporate financial reporting. As a result the separate presentation of the Company's shares held in treasury as a component of equity adopted in 2005 has been amended. The cost of acquiring the shares is now shown as a deduction from retained earnings.

Investments

Fixed asset investments in subsidiaries are shown at cost less provision for impairment.

Treasury shares

GKN shares which have been purchased and not cancelled are held as treasury shares and deducted from shareholders' equity.

Dividends

The annual final dividend is not provided for until approved at the Annual General Meeting whilst interim dividends are charged in the period they are paid.

1 Profit and loss account

As permitted by section 230 of the Companies Act 1985 the Company has elected not to present its own profit and loss account for the year. The profit for the year ended 31 December 2006 was £124 million (2005 – loss £73 million).

Auditors' remuneration for audit services to the Company was £0.5 million (2005 – £0.5 million).

2 Fixed asset investments

	2006 £m	2005 £m
Cost		
At 1 January	**3,550**	3,550
Additions	**9**	–
At 31 December	**3,559**	3,550

The addition represents the increase in the investment in subsidiaries attributable to the recognition of the share-based payment arrangements over the Company's shares. Principal subsidiary and joint venture companies, the investments which are all held through intermediate holding companies, are shown on pages 108 and 109 of the Group financial statements.

3 Profit and loss account

	2006 £m	2005 Restated £m
At 1 January	**436**	625
Profit/(loss) for the year	**124**	(73)
Share-based payments	**9**	–
Purchase of treasury shares	**(40)**	(30)
Dividends	**(88)**	(86)
At 31 December	**441**	436

Treasury shares of £100 million (2005 – £60 million) have been deducted from the profit and loss account.

4 Reconciliation of movements in shareholders' funds

	2006 £m	2005 £m
At 1 January	**829**	1,008
Share issues	**3**	10
Profit/(loss) for the year	**124**	(73)
Share-based payments	**9**	-
Purchase of treasury shares	**(40)**	(30)
Dividends	**(88)**	(86)
At 31 December	**837**	829

Details of the share capital and share premium of GKN plc are disclosed in notes 26 and 27 to the Group financial statements.

Group financial record under IFRS 2004-2006

	2006 £m	2005** £m	2004** £m
Consolidated income statements			
Sales – continuing subsidiaries	**3,634**	3,648	3,481
Trading profit	**242**	229	215
Restructuring and impairment charges	**(74)**	(98)	(262)
Amortisation of non-operating intangibles arising on business combinations	**(3)**	(1)	(1)
Profits and losses on sale or closures of businesses	**5**	1	24
Changes in fair value of derivative financial instruments	**33**	(33)	–
Operating profit/(loss)	**203**	98	(24)
Share of post-tax earnings of continuing joint ventures and associates	**17**	10	16
Net financing costs	**(38)**	(35)	(75)
Profit/(loss) before taxation from continuing operations	**182**	73	(83)
Taxation	**(5)**	(14)	(32)
Profit/(loss) after taxation from continuing operations	**177**	59	(115)
Share of post-tax earnings of joint ventures	**–**	–	62
Profit on disposal of joint ventures after taxation	**–**	–	825
Profit after taxation from discontinued operations	**–**	–	887
Profit for the year	**177**	59	772
Less: profit attributable to minority interests	**–**	(4)	(3)
Profit attributable to equity shareholders	**177**	55	769
Earnings per share – p			
As reported	**25.0**	7.7	105.0
As adjusted*	**28.8**	22.3	23.2
Dividend per share – p	**12.8**	12.2	11.9
Consolidated balance sheets			
Non-current assets			
Intangible assets (including goodwill)	**356**	295	248
Property, plant and equipment	**1,354**	1,364	1,286
Investments in joint ventures	**83**	81	94
Deferred tax assets	**114**	172	206
Other non-current assets	**24**	21	23
	1,931	1,933	1,857
Current assets			
Inventories	**470**	467	448
Trade and other receivables	**520**	566	576
Cash and cash equivalents	**342**	724	860
Other (including assets held for sale)	**32**	50	1
	1,364	1,807	1,885
Current liabilities			
Borrowings	**(39)**	(47)	(54)
Trade and other payables	**(743)**	(795)	(796)
Current income tax liabilities	**(93)**	(109)	(128)
Other current liabilities (including liabilities associated with assets held for sale)	**(77)**	(107)	(36)
	(952)	(1,058)	(1,014)
Non-current liabilities			
Borrowings	**(729)**	(734)	(741)
Deferred tax liabilities	**(63)**	(60)	(84)
Other non-current liabilities	**(29)**	(24)	(17)
Provisions	**(53)**	(78)	(97)
Post-employment obligations	**(561)**	(885)	(854)
	(1,435)	(1,781)	(1,793)
Net assets	**908**	901	935
Net (debt)/funds	**(426)**	(65)	65

*Adjusted earnings per share exclude the impact of restructuring and impairment costs, profits and losses on sale or closures of businesses, amortisation of non-operating intangibles arising on business combinations and changes in the fair value of derivative financial instruments.

**As restated for separate presentation of amortisation of non-operating intangibles.

Group financial record under UK GAAP 2002-2004

	2004 £m	2003 £m	2002 £m
Consolidated profit and loss accounts			
Sales			
Subsidiaries	3,484	3,334	3,305
Share of joint ventures and associates	963	1,251	1,147
	4,447	4,585	4,452
Operating profit before goodwill amortisation and exceptional items			
Subsidiaries	162	168	196
Share of joint ventures and associates	106	134	119
	268	302	315
Net interest payable:			
Subsidiaries	(46)	(56)	(47)
Share of joint ventures and associates	(1)	–	(1)
Profit before tax, goodwill amortisation and exceptional items	221	246	267
Goodwill amortisation	(29)	(37)	(37)
Exceptional items including goodwill impairment	(250)	(91)	(11)
Exceptional profits/(losses): Subsidiaries	687	55	(39)
Profit on ordinary activities before taxation	629	173	180
Taxation	(49)	(70)	(77)
Minority interests	(3)	(2)	(3)
Earnings of the year	577	101	100
Earnings per share – p	78.8	13.8	13.7
Earnings per share before goodwill amortisation and exceptional items – p	21.3	22.8	25.2
Dividend per share – p	11.9	11.6	11.3
Consolidated balance sheets			
Tangible fixed assets	1,278	1,329	1,374
Stocks	507	487	488
Creditors less debtors	(50)	(136)	(219)
Net operating assets	1,735	1,680	1,643
Net funds/(borrowings)	65	(793)	(834)
Intangible assets – goodwill	197	340	470
Fixed asset investments	102	292	282
Taxation and dividend payable	(185)	(222)	(237)
Provisions for liabilities and charges	(424)	(355)	(364)
Net assets	1,490	942	960

Principal subsidiaries and joint ventures

At 31 December 2006

Automotive

Driveline

GKN Driveline Headquarters Ltd

Driveshafts

Europe

GKN Driveline Birmingham Ltd
GKN Driveline Walsall Ltd
GKN Driveline SA France
GKN Driveline Florange SARL France
GKN Driveline Deutschland GmbH Germany
GKN Gelenkwellenwerk Kaiserslautern GmbH Germany
GKN Driveline Trier GmbH Germany
GKN Automotive Umformtechnik GmbH Germany
GKN Driveline Bruneck AG Italy
GKN Driveline Firenze SpA Italy
GKN Driveline Polska Sp. z o.o. Poland
GKN Driveline Slovenija d.o.o. Slovenia
GKN Driveline España SA Spain
GKN Driveline Zumaia SA Spain
GKN Driveline Vigo SA Spain
GKN Driveline Legazpi SA Spain
GKN Driveline Lazpiur SL (51%) Spain

Americas

GKN Driveline North America Inc USA
GKN do Brasil Ltda Brazil
GKN Driveline Celaya SA de CV Mexico
GKN Driveline Uruguay SA Uruguay
Transejes Transmisiones Homocinéticas de Colombia SA (49%) Colombia

Rest of the world

GKN Driveline Singapore Pte Ltd Singapore
Unidrive Pty Ltd (60%) Australia
Shanghai GKN Drive Shaft Company Ltd (50%) China
Jilin GKN Norinco Drive Shaft Company Ltd (50%) China
GKN Driveline (India) Ltd (97%) India
GKN Driveline Utsunomiya Ltd Japan
GKN JTEKT Ltd (49%) Japan
GKN Driveline Malaysia Sdn Bhd (68.4%) Malaysia
Univel Transmissions (Pty) Ltd (50%) South Africa
GKN Driveline Korea Ltd South Korea
Taiway Ltd (36.25%) Taiwan
GKN Driveline (Thailand) Ltd Thailand
GKN TOYODA (Thailand) Ltd (49%) Thailand
GKN Driveline TOYODA Manufacturing Ltd (51%) Thailand

Torque Technology

GKN Driveline Bruneck AG Italy
GKN Driveline Torque Technology KK Japan
Viscodrive Japan KK Japan

Industrial and Distribution Services

Companies in Europe

Other companies

GKN Driveline International GmbH Germany
GKN Japan Ltd Japan
GKN Freight Services Ltd
Research and Product Development centres in Germany, USA and Japan
Export and representation companies in Europe and USA

Powder Metallurgy

Hoeganaes

Hoeganaes Corporation USA
Hoeganaes Corporation Europe GmbH Germany
Hoeganaes Corporation Europe SA Romania

Sinter Metals

GKN Sinter Metals Ltd
GKN Sinter Metals Inc USA
GKN Sinter Metals St Thomas Ltd Canada
GKN Sinter Metals de Argentina SA Argentina
GKN Sinter Metals Ltda Brazil
GKN Sinter Metals Holding GmbH Germany
GKN Sinter Metals Engineering GmbH Germany
GKN Sinter Metals GmbH – Bad Brückenau and Bad Langensalza Germany
GKN Sinter Metals Components GmbH – Bonn and Oberhausen Germany
GKN Sinter Metals GmbH & Co KG Radevormwald Germany
GKN Sinter Metals Filters GmbH Radevormwald Germany
GKN Sinter Metals SpA Italy
GKN Sinter Metals AB Kolsva Sweden
GKN Sinter Metals Danyang Ltd China
Krebsoge Feida Danyang Filters Co Ltd China
GKN Sinter Metals Ltd India
GKN Sinter Metals Cape Town (Pty) Ltd South Africa

Other Automotive
GKN AutoStructures Ltd
Chassis Systems Ltd (50%)
GKN Sheepbridge Stokes Ltd
GKN Zhongyuan Cylinder Liner Company Ltd (59%) China

Catalytic Converters
Emitec Gesellschaft für Emissionstechnologie mbH (50%) Germany
Emitec Produktion Eisenach GmbH (50%) Germany
Emitec Inc (50%) USA

OffHighway
GKN OffHighway Systems Ltd
GKN Wheels Nagbøl A/S Denmark
GKN Armstrong Wheels Inc USA
GKN FAD SpA Italy
GKN Geplasmetal SA Spain
GKN Wheels (Liuzhou) Company Ltd China
GKN Walterscheid Belgium Sprl Belgium
GKN Walterscheid Denmark A/S Denmark
GKN Walterscheid GmbH Germany
GKN Walterscheid Getriebe GmbH Germany
GKN Powertrain Holding Corporation USA
GKN Rockford Inc USA
GKN Walterscheid Inc USA
GKN Walterscheid Canada Inc Canada
GKN Walterscheid Agritech Components (Shanghai) Co Ltd China
Matsui-Walterscheid Ltd (40%) Japan

Aerospace
Aerostructures
GKN Aerospace GmbH Germany
GKN Aerospace North America Inc USA
GKN Aerospace Bandy Machining Inc USA
GKN Aerospace Monitor Inc USA
GKN Aerospace Precision Machining Inc USA
GKN Westland Aerospace Inc USA
GKN CEDU Ltd
GKN Aerospace Engineering Services Pty Ltd Australia

Propulsion Systems
GKN Aerospace Services Ltd
ASTECH Engineered Products Inc USA
GKN Aerospace Chem-tronics Inc USA

Special Products
GKN Aerospace Transparency Systems (Luton) Ltd
GKN Aerospace Transparency Systems Inc USA
GKN Aerospace Transparency Systems (Thailand) Ltd Thailand
GKN Aerospace Transparency Systems do Brasil Ltda Brazil

Other companies
GKN Westland Services Ltd
GKN Aerospace Inc USA

Corporate
GKN Holdings plc
GKN (United Kingdom) plc
GKN Industries Ltd
GKN America Corp USA
Westland Group plc
Ipsley Insurance Ltd Isle of Man
GKN UK Holdings BV*

The issued share capitals of the 160 companies which at 31 December 2006 comprised the GKN Group are held indirectly by GKN plc through intermediate holding companies which are registered or incorporated in England, Netherlands, USA and Germany. Certain intermediate holding companies do not prepare consolidated financial statements.

The percentage of the share capital held by GKN is indicated where companies are not wholly owned.

The country of incorporation or registration and the principal country in which each company operates is England unless otherwise shown.

Of the Group subsidiary sales of £3,634 million, 99.9% related to subsidiaries whose financial statements are audited by PricewaterhouseCoopers LLP, auditors of the parent company.

*incorporated in the Netherlands with central place of management and control in the UK.

Shareholder information

Financial calendar

Preliminary announcement of results for 2006	27 February 2007
Ordinary shares quoted ex-dividend	18 April 2007
2006 final dividend record date	20 April 2007
Final date for receipt of DRIP mandate forms (see below)	24 April 2007
Annual General Meeting	3 May 2007
2006 final dividend on ordinary shares payable	9 May 2007
DRIP share certificates and share purchase statements despatched	22 May 2007
CREST participant accounts credited with DRIP shares	23 May 2007
Announcement of half-year results for 2007	August 2007
2007 interim dividend on ordinary shares payable	September 2007
Prior year dividend payment dates	
2005 final dividend payment date	17 May 2006
2006 interim dividend payment date	29 September 2006

Annual General Meeting

The Annual General Meeting on Thursday 3 May 2007 will be held at the Institution of Engineering and Technology, Savoy Place, London WC2R 0BL, commencing at 11.00 am. The notice of meeting, together with an explanation of the resolutions to be considered at the meeting, is contained in the AGM circular enclosed with this annual report.

Dividend reinvestment plan

Under the dividend reinvestment plan (DRIP), shareholders can mandate to reinvest cash dividends paid on their ordinary shares in further GKN plc ordinary shares. Shareholders who would like to receive details of the DRIP should contact the Share Dividend Team at Lloyds TSB Registrars (see inside back cover for contact details) or visit the Shareview website (www.shareview.co.uk). New DRIP mandates and any withdrawals of existing mandates must be received by Lloyds TSB Registrars by 24 April 2007 to be valid for the 2006 final dividend. Other key dates are given in the financial calendar above.

GKN website and share price information

Information on GKN, including this and prior years' annual reports, interim reports, results announcements and presentations together with the GKN plc share price updated every 20 minutes, is available on GKN's website at www.gkn.com. The latest GKN share price is also available within the UK from the Financial Times' Cityline service by telephoning 0906 843 2696. Calls are charged at 60p per minute.

Shareholding enquiries and information

Administrative enquiries relating to shareholdings should be addressed to GKN's registrar, Lloyds TSB Registrars (see inside back cover). Correspondence should refer to GKN plc and include the shareholder's full name, address and, if available, 8-digit reference number which can be found on GKN plc share certificates.

By visiting Lloyds TSB Registrars' Shareview website at www.shareview.co.uk, shareholders can view information on their shareholdings and recent dividends, obtain guidance on transferring shares and receiving shareholder documents electronically (see 'Electronic receipt of documents' opposite), update their personal details (including changing address details) and set up a new dividend mandate or change their existing mandate. Shareholders wishing to register for Shareview will need their 8-digit reference number, which can be found on GKN plc share certificates.

Share dealing service

A telephone dealing service has been arranged with Stocktrade which provides a simple way of buying or selling GKN plc ordinary shares. Full details can be obtained by telephoning 0845 601 0995 (+44 131 240 0414 from outside the UK) and quoting reference Low Co139.

Also, Lloyds TSB Registrars offers Shareview Dealing, a service for UK residents to buy or sell GKN plc ordinary shares on the internet or by phone. Further details can be obtained from www.shareview.co.uk/dealing or by telephoning 0870 850 0852. Lloyds TSB Registrars is a division of Lloyds TSB Bank plc, authorised and regulated by the Financial Services Authority and a signatory to the Banking Codes.

Please note that the value of shares can fall and you may get back less than you invest. If you are in any doubt about the suitability of an investment, please consult a professional adviser.

GKN single company ISA

Lloyds TSB Registrars operates a single company ISA in which GKN plc ordinary shares can be held in a tax efficient manner. Full details and an application form can be obtained by telephoning Lloyds TSB Registrars' ISA Helpline on 0870 24 24 244 or by visiting the Shareview website (www.shareview.co.uk). Investors should note that the value of any tax benefit will vary according to individual circumstances and the tax rules relating to ISAs may change in the future. If you are in any doubt you should seek professional advice.

GKN American Depositary Receipts

GKN has a sponsored Level 1 American Depositary Receipt (ADR) programme for which The Bank of New York acts as Depositary. Each ADR represents one GKN plc ordinary share. The ADRs trade in the US over-the-counter (OTC) market under the symbol GKNLY. When dividends are paid to shareholders, the Depositary converts such dividends into US dollars, net of fees and expenses, and distributes the net amount to ADR holders. For enquiries, The Bank of New York can be contacted by telephone on +1-888-BNY-ADRS (toll-free for US residents) or +1-212-815-3700 (for international residents), via their website at www.adrbny.com or by e-mail enquiry to shareowners@bankofny.com.

Electronic receipt of documents

Shareholders can elect via the GKN or Shareview websites (see inside back cover) to receive certain shareholder documents (including annual and interim reports and notices of shareholder meetings) electronically rather than by post. If shareholders elect for the electronic option, they will receive a notification by e-mail each time a document is published advising them that it is available for viewing on GKN's website. The e-mail will contain a link to the relevant page on the website, providing shareholders with easy access to the document which can then be read or printed. By electing for this electronic option, shareholders will receive documents more speedily, avoid the possibility of delays in the postal system, save postage costs and help conserve natural resources.

Shareholders will be asked to consider at the AGM an amendment to the Company's articles of association to enable it to take advantage of new electronic communication provisions introduced by the Companies Act 2006. Further details can be found in the letter and AGM circular enclosed with this annual report.

Unsolicited mail

GKN is obliged by law to make its share register publicly available and as a consequence some shareholders may have received unsolicited mail. If you wish to limit the amount of such mail you should contact the Mailing Preference Service whose address is FREEPOST 29 LON20771, London W1E 0ZT. Alternatively they may be contacted by telephone on 0845 703 4599, via their website at www.mpsonline.org.uk or by e-mail addressed to mps@dma.org.uk.

Taxation

Market values of GKN plc ordinary shares, 'B' shares (issued and redeemed under the return of capital in 2000) and Brambles Industries plc ordinary shares (issued in connection with the demerger of GKN's Industrial Services businesses in 2001) for capital gains tax (CGT) purposes are as follows:

First day of trading market values[a]

	GKN ordinary shares	'B' shares	Brambles ordinary shares
30 May 2000[b]	914.5p (98.736774%)	11.7p (1.263226%)	–
7 August 2001[c]	282.5p (43.943224%)	–	360.375p (56.056776%)

1965/1982 market values

	GKN ordinary shares unadjusted for 'B' shares or demerger[d]	GKN ordinary shares adjusted for 'B' shares but not demerger[e]	GKN ordinary shares adjusted for 'B' shares and demerger[e]	'B' shares[e]	Brambles ordinary shares[e]
6 April 1965	116.175p	114.707p	50.406p	1.468p	64.301p
31 March 1982	104.870p	103.545p	45.501p	1.325p	58.044p

(a) The stated market values are used to allocate the base cost of GKN ordinary shares, on the basis of the relative percentages specified, between GKN ordinary shares and 'B' shares and between GKN ordinary shares and Brambles ordinary shares in calculating any CGT liability under the 'B' share return of capital and the Industrial Services businesses demerger arrangements. Worked examples and guides to the general tax position of United Kingdom shareholders under these arrangements are given in the circulars dated 20 April 2000 and 22 June 2001 respectively (copies of which are available on request from GKN's Corporate Centre) and are available on GKN's website at www.gkn.com.

(b) Being the first day of trading of the 'B' shares.

(c) Being the first day of trading of the Brambles ordinary shares. From this date, the market price of GKN ordinary shares reduced to reflect the value of the businesses demerged into the Brambles group.

(d) Adjusted for subsequent rights and capitalisation issues (prior to the issue of the 'B' shares on 30 May 2000) and the two for one GKN ordinary share split in May 1998.

(e) If the GKN ordinary shares in respect of which the 'B' shares/Brambles ordinary shares were issued were held by you on 6 April 1965 or 31 March 1982, you will be deemed to have also held the 'B' shares/Brambles ordinary shares on such date. In such cases, the 1965/1982 market values (adjusted as described in note (d)) are apportioned between GKN ordinary shares and 'B' shares and, if you also received Brambles ordinary shares, between GKN ordinary shares and Brambles ordinary shares using the relative percentages specified above in respect of the first day of trading market values. The apportioned market values are shown in the table.

Note: Following the unification of Brambles' dual listed companies structure and with effect from 24 November 2006, outstanding Brambles Industries plc shares were exchanged for the same number of shares in Brambles Ltd (Australia). Brambles Ltd shares are traded on the London Stock Exchange as Brambles Ltd Crest Depository Interests (CDIs).

Shareholder analysis

Holdings of ordinary shares at 31 December 2006:

	Shareholders		Shares	
	Number	%	Number (million)	%
Holdings				
1–500	9,179	31.2	2.1	0.3
501–1,000	6,118	20.8	4.7	0.7
1,001–5,000	11,460	39.0	26.0	3.7
5,001–50,000	2,094	7.1	23.6	3.3
50,001–100,000	136	0.5	9.9	1.4
100,001–500,000	227	0.8	52.1	7.4
500,001–1,000,000	62	0.2	43.6	6.2
above 1,000,000	117	0.4	540.9	77.0
	29,393	100	702.9	100
Shareholder type				
Individuals	25,215	85.8	40.8	5.8
Institutions	3,731	12.7	647.0	92.1
Other corporates	447	1.5	15.1	2.1
	29,393	100	702.9	100

In addition, GKN plc held 38.7 million of its own ordinary shares in treasury as at 31 December 2006.

Subject index

Contact details

Corporate Centre
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
Tel +44 (0)1527 517715
Fax +44 (0)1527 517700

London Office (until 30 April 2007)
7 Cleveland Row
London SW1A 1DB
Tel +44 (0)20 7930 2424
Fax +44 (0)20 7930 3255

London Office (from 1 May 2007)
50 Pall Mall
London SW1Y 5JH
Tel +44 (0)20 7930 2424
Fax +44 (0)20 7930 3255

e-mail: information@gkn.com
Website: www.gkn.com
Registered in England No. 4191106

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel 0870 600 3962
(+44 121 415 7039 from outside UK)
Fax 0870 600 3981
(+44 121 415 7057 from outside UK)
Websites: www.lloydstsb-registrars.co.uk
www.shareview.co.uk

This annual report is available on the GKN website.

Designed and produced by CGI London +44 (0)20 7566 4600.

Photography: Directors by Carolyn Djanogly and Homer Sykes. Images on pages 1, 7, 16, 29 and 37 commissioned by Orchard Represents/Global Assignments. Images on page 26 by Sean M Haggerty and page 32 by Charlie Shearn. All other images supplied by GKN.

Printed by royle corporate print. This Annual Report is printed on material which is up to 50% recycled, elemental chlorine free and comes from a certified sustainable resource. Both paper mill and printer have ISO 14001 accreditation.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser, duly authorised under the Financial Services and Markets Act 2000, immediately.

If you have sold or transferred all your ordinary shares in GKN plc, please send this document, together with the enclosed form of proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale was effected for transmission to the purchaser or transferee.

GKN plc

Annual General Meeting 3 May 2007

To be valid, proxy appointments for the annual general meeting must be received by GKN's registrar, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6BP not later than 11.00 am on Tuesday 1 May 2007 (see pages 9 and 10 for instructions).

GKN PLC

GKN PLC

GKN plc
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England

28 March 2007

Dear Shareholder,

2007 Annual General Meeting

The notice convening the annual general meeting of GKN plc, to be held at 11.00 am on Thursday 3 May 2007 at the Institution of Engineering and Technology, Savoy Place, London WC2R 0BL, is set out on pages 3 and 4.

Much of the business of the meeting will be familiar to shareholders, but there are a number of items to which I would like to draw your attention. Full details of these, as well as all the other resolutions to be proposed, are set out in the explanatory notes provided in the Appendix to this letter.

Re-election of Directors

The explanatory notes contain biographical details of the Directors standing for re-election. We have also given an explanation of why the Board believes that they should be re-elected. This information is provided in accordance with the Combined Code on Corporate Governance.

Power to allot shares and disapply pre-emption rights

The two authorities relating to the Board's power to allot shares were renewed last year for a period of up to 15 months in accordance with best practice. These authorities are therefore due for renewal this year.

The authorities will empower the Board to allot the authorised but unissued share capital of the Company and also to allot unissued shares and shares held in treasury other than on a pro rata basis to existing shareholders in certain limited circumstances. We are seeking to renew the authorities for a further period which will expire no later than 15 months from the date of the annual general meeting.

Your Directors have no present intention to exercise these authorities (other than in connection with the exercise of any options or awards granted under the Company's share incentive schemes).

Purchase of shares

In common with many other companies, GKN seeks annually a limited authority from shareholders to purchase its own shares. Legislation permits shares purchased by the Company to be held in treasury, rather than being cancelled immediately, for future resale, for use in connection with employee share schemes or for cancellation at a later date. As at 19 March 2007, some 38.7 million shares, at a total cost of £100 million, have been purchased pursuant to a share buyback programme commenced in October 2004 and are held as treasury shares.

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL, England

Political donations

Shareholders approved at the AGM in 2006 an authority to enable the Group to support organisations which may fall within the definition of an 'EU political organisation' in the Companies Act 1985 and to incur 'EU political expenditure' within the meaning of that Act. In accordance with best practice, the authority was renewed for a period not exceeding 15 months after the date of the annual general meeting. This authority is therefore due for renewal this year.

Amendment to articles of association – electronic communications

New provisions in the Companies Act 2006, introduced on 20 January 2007, provide companies with wider powers to use electronic communications with shareholders. For a number of years, and in accordance with our articles of association, we have provided copies of shareholder documentation electronically to shareholders who have so requested and have provided us with an e-mail address. In future, subject to a minor amendment to the articles, we will be able to communicate electronically with shareholders who consent or who are deemed to have consented to this, whether or not they provide an e-mail address, by placing shareholder documents (including notices of meetings and copies of the annual report and accounts) on a website and notifying them in writing that such documents are available. By taking advantage of these new provisions, we will not only be able to reduce printing and mailing costs but also to reduce the impact of those activities on the environment.

A letter containing details of the proposed new arrangements, which are conditional upon the resolution to amend the articles of association being passed, is included with this mailing. Shareholders who wish to continue to receive hard copy documents should notify the Company's registrars in accordance with the instructions set out in the letter.

Action to be taken by shareholders regarding the AGM

You are requested to complete the enclosed form of proxy and return it in accordance with the instructions set out on the form and on pages 9 and 10 of this circular so as to be received by Lloyds TSB Registrars not later than 11.00 am on Tuesday 1 May 2007. You may, if you prefer, submit your proxy appointment electronically either via the internet or, if you are a CREST member, through the CREST system – please refer to the notes on page 10 for details. The appointment of a proxy will not prevent you from attending and voting in person at the annual general meeting.

Recommendation

Your Directors consider that the passing of the resolutions to be proposed at the annual general meeting is in the best interests of shareholders as a whole and unanimously recommend that shareholders vote in favour of the resolutions as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully,

Roy D. Brown

Roy Brown
Chairman

EXPECT>MORE

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of GKN plc will be held at the Institution of Engineering and Technology, Savoy Place, London WC2R 0BL on Thursday 3 May 2007 at 11.00 am for the purpose of dealing with the following business:

ORDINARY BUSINESS

1 To approve and adopt the report of the Directors and the audited financial statements for the year ended 31 December 2006.

2 To declare a final dividend of 8.7p per 50p ordinary share in respect of the year ended 31 December 2006 payable to shareholders on the register of members at the close of business on 20 April 2007.

3 To re-elect as a Director Mr R D Brown.

4 To re-elect as a Director Mr H C-J Mamsch.

5 To re-elect as a Director Sir Christopher Meyer.

6 To reappoint as auditors PricewaterhouseCoopers LLP.

7 To authorise the Directors to determine the remuneration of the auditors.

To consider and, if thought fit, pass the following resolutions:

Ordinary Resolution

8 That the authority conferred on the Board by Article 8(B) of the Company's articles of association be renewed for the period expiring at the conclusion of the next annual general meeting of the Company or on 3 August 2008, whichever is the earlier, and for that period the "**section 80 amount**" is £78,533,628 or, if less, the authorised but unissued share capital of the Company at the date of the passing of this resolution.

Special Resolution

9 That the power conferred on the Board by Article 8(C) of the Company's articles of association be renewed for the period expiring at the conclusion of the next annual general meeting of the Company or on 3 August 2008, whichever is the earlier, and for that period the "**section 89 amount**" is £18,537,829.

SPECIAL BUSINESS

Ordinary Resolution

10 That the Directors' remuneration report set out on pages 53 to 60 of the report and accounts for the year ended 31 December 2006 be and is hereby approved.

Special Resolution

11 That, subject to and in accordance with the provisions of Article 6(B) of the Company's articles of association and the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 50p each in the capital of the Company ("Ordinary Shares") provided that:

(i) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 70,285,404;

(ii) the maximum price which may be paid for an Ordinary Share purchased pursuant to this authority is an amount equal to 105% of the average of the middle market quotations of an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that share is purchased and the minimum price which may be paid is 50p per Ordinary Share (in each case exclusive of expenses payable by the Company); and

(iii) the authority hereby conferred shall (unless renewed prior to such date) expire at the conclusion of the next annual general meeting of the Company or on 3 August 2008, whichever is the earlier, provided that the Company may make a purchase of any Ordinary Shares after the expiry of this authority if the contract for purchase was entered into before such expiry.

Ordinary Resolution

12 That the Company be and is hereby authorised to:

(i) make donations to EU political organisations, not exceeding £200,000 in aggregate; and

(ii) incur EU political expenditure, not exceeding £200,000 in aggregate,

in the period beginning on the date of the passing of this resolution and expiring at the conclusion of the next annual general meeting of the Company or on 3 August 2008, whichever is the earlier, provided that the combined aggregate amount of donations made and EU political expenditure incurred pursuant to this authority shall not exceed £200,000. Such authority shall extend to enable any such donation to be made or EU political expenditure to be incurred either by the Company or by its wholly owned subsidiary, GKN (United Kingdom) plc. For the purposes of this resolution, "donation", "EU political organisation" and "EU political expenditure" have the meanings ascribed to them in Part XA of the Companies Act 1985.

Special Resolution

13 That the articles of association of the Company be amended by deleting in Articles 144 and 146 the words "and if so requested or authorised by such Member" and inserting in Article 144 after the words "transmission process" the words "including, without limitation, by making such documents available on a website" and inserting in Article 146 after the words "transmission process" where they appear at the end of the second sentence the words "including, without limitation, by making it available on a website".

By order of the Board

G Denham
Secretary
28 March 2007

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL, England

APPENDIX

Explanatory notes

Approval of the Directors' report and financial statements (Resolution 1)
Shareholders will have received with this circular the report and accounts for the year ended 31 December 2006. Copies will also be available at the annual general meeting and can be viewed on GKN's website (www.gkn.com).

Dividend declaration (Resolution 2)
Shareholders are being asked to declare a final dividend of 8.7p per ordinary share payable on 9 May 2007 to members on the register at the close of business on 20 April 2007.

The dividend reinvestment plan will operate in respect of the 2006 final dividend. Details are set out on page 110 of the accompanying report and accounts.

Re-election of Directors (Resolutions 3 to 5)
In accordance with the Combined Code on Corporate Governance, biographical details of Directors standing for re-election and the reasons why the Board believes that they should be re-elected, are as follows:

Roy Brown (Age 60) ***Chairman***
Appointed a non-executive Director in 1996 and became Chairman in May 2004. Senior Independent Director of HMV Group plc and non-executive Director of British United Provident Association Ltd (BUPA) and the Franchise Board of Lloyd's of London. Former executive Director of Unilever plc and Unilever NV and former non-executive Director of Brambles Industries plc (UK) and Brambles Ltd (Australia). Member of the CBI International Advisory Board. Chartered Engineer, Fellow of the Institution of Mechanical Engineers and Fellow of the Institution of Engineering and Technology. Degree (BSc) in Mechanical Engineering from University College London and MBA from Harvard Business School.

Roy Brown has extensive knowledge of the Company, its markets and its people having been a non-executive Director for eleven years. He brings to the Board substantial international commercial knowledge and experience.

In accordance with the provisions of the Combined Code, having served on the Board for more than nine years he is subject to annual re-election by shareholders. The Senior Independent Director has confirmed that, following the performance evaluation which he undertook in conjunction with the other Directors in 2006, the performance of the Chairman continues to be effective, and that the Chairman continues to demonstrate commitment to his role. Acknowledging his other current commitments, the Board is satisfied that he continues to have sufficient time to devote to the role of Chairman of GKN.

Helmut Mamsch (Age 62) ***Non-executive Director***
Appointed in 2003. Non-executive Chairman of Electrocomponents plc, non-executive Deputy Chairman of LogicaCMG plc and non-executive Director of Sappi Ltd (South Africa). Member of Supervisory Board of K+S Aktiengesellschaft and Cemex Deutschland AG. Formerly Management Board member of VEBA AG (now E.ON AG). Degree in Economics.

Helmut Mamsch has considerable experience of important European markets and also brings to the Board valuable experience as a non-executive Director of other UK and overseas listed companies.

Sir Christopher Meyer (Age 63) ***Non-executive Director***
Appointed in 2003. Chairman of the Press Complaints Commission. Former British Ambassador to the United States and Germany, and also served in the British Diplomatic Service in Russia, Spain and the UK Representative's office to the

European Community, Brussels. Former Prime Minister's Chief Press Secretary. Degree (MA) in History from Cambridge University.

Sir Christopher Meyer's wide-ranging experience in the British Diplomatic Service provides significant expertise to the Board, particularly in relation to North America which is a region of importance to GKN.

The Chairman has confirmed that, following the performance evaluations undertaken in 2006, the performance of Helmut Mamsch and Sir Christopher Meyer continues to be effective, and that they continue to demonstrate commitment to their respective roles.

Auditors (Resolutions 6 and 7)
At the annual general meeting in May 2006 shareholders reappointed PricewaterhouseCoopers LLP as auditors of the Company to hold office until the end of the forthcoming annual general meeting. Resolutions are proposed to reappoint PricewaterhouseCoopers LLP as auditors and to authorise the Directors to determine their remuneration for the ensuing year.

Authority to allot shares (Resolution 8)
Resolution 8 seeks to renew the authority granted in Article 8(B) of the Company's articles of association to the Directors of the Company to allot shares, pursuant to Section 80 of the Companies Act 1985 (the "1985 Act"). The Directors have no present intention of using this authority other than for the allotment of shares in respect of options and awards under the Company's share incentive schemes approved previously by shareholders. This authority will expire on the earlier of the conclusion of the next annual general meeting of the Company or 3 August 2008.

The maximum aggregate nominal value of the shares covered by this authority is £78,533,628, which represents the authorised but unissued share capital of the Company as at 19 March 2007, being the latest practicable date prior to printing this circular or, if less, the authorised but unissued share capital of the Company as at the date of the passing of resolution 8. This represents approximately 22.3% of the total ordinary share capital (excluding treasury shares) in issue as at 19 March 2007. At that date, the Company held 38,659,142 shares in treasury which represents 5.5% of the total ordinary share capital (excluding treasury shares) in issue as at 19 March 2007.

Disapplication of pre-emption rights (Special Resolution 9)
Authority is sought for the renewal of the powers conferred on the Board by Article 8(C) of the Company's articles of association for the period expiring on the conclusion of the next annual general meeting or on 3 August 2008, whichever is the earlier.

Article 8(C) provides for non pre-emptive allotments of equity securities to deal with fractional entitlements and legal or practical problems in any territory, for example on a rights issue or other similar share issue. The authority being sought in this regard relates to shares with the same maximum aggregate nominal value as resolution 8 together with all shares held in treasury. In addition, the authority being sought also provides for non pre-emptive allotments of equity securities for cash. The maximum aggregate nominal value of the shares represented by this latter authority is £18,537,829, which represents 5% of the total ordinary share capital in issue as at 31 December 2006, and just under 5% of the total ordinary share capital in issue as at 19 March 2007, being the latest practicable date prior to printing this circular.

Approval of the Directors' remuneration report (Resolution 10)
Under Section 241A of the 1985 Act, listed companies are required to put before shareholders in general meeting a resolution to approve the Directors' remuneration report. The report for 2006 is set out on pages 53 to 60 of the report and accounts.

Authority to purchase shares (Special Resolution 11)
Resolution 11 seeks authority for the Company, in accordance with its articles of association and within institutional shareholder guidelines, to make market purchases

of up to approximately 70.2 million of its own ordinary shares (being 10% of the issued share capital of the Company as at 31 December 2006 excluding shares held in treasury) within the period ending no later than 15 months after the date of the annual general meeting. The resolution specifies the maximum and minimum prices which may be paid for the shares.

The proposed authority would renew on similar terms the existing authority approved by shareholders at last year's annual general meeting. As at 19 March 2007, being the latest practicable date prior to printing this circular, some 38.7 million shares have been purchased by the Company, at a total cost of £100 million, under the existing authority, which expires at the conclusion of the forthcoming annual general meeting, and previous similar authorities. These shares were purchased as part of the £100 million share buyback programme which commenced in October 2004 and which is now complete.

The 1985 Act permits shares in its own share capital purchased by a company out of distributable profits to be held as treasury shares or cancelled immediately. All of the shares purchased by the Company under the existing authority and previous similar authorities are currently being held in treasury. It is the Directors' intention that, should any shares be purchased under this authority, they would also be held in treasury to the extent permitted by law. In accordance with the 1985 Act, these shares may be sold by the Company for cash (such sales would be subject to the rights of pre-emption conferred by the 1985 Act except to the extent those pre-emption rights are disapplied by the Company's articles of association or a special resolution), transferred for the purposes of, or pursuant to the terms of, an employee share scheme, or cancelled at some point in the future. The maximum amount of shares which may be held in treasury is shares having an aggregate nominal value of 10% of the aggregate issued nominal value of the relevant class of share.

The Directors have no present intention for the Company to exercise the authority to purchase its own shares. They would do so only after taking account of the overall financial position of the Company and in circumstances where so doing would be regarded by the Board as being in the best interests of shareholders and result in an increase in earnings per share. In circumstances in which treasury shares are used in connection with employee share schemes, such use would be within the limits on dilution contained in institutional shareholder guidelines.

The total number of ordinary shares the subject of options granted under the Executive and SAYE share option schemes and outstanding at 19 March 2007 was approximately 16 million, representing 2.2% of the issued share capital of the Company at that date (excluding shares held in treasury). If the remainder of the authority to purchase the Company's shares granted at last year's annual general meeting and the authority proposed to be granted under resolution 11 were both exercised in full, such options outstanding at 19 March 2007 would, assuming no further ordinary shares are issued after that date, represent 2.8% of the issued share capital of the Company at that date (excluding shares held in treasury). This percentage would reduce to 2.5% if no further purchases are made under the authority granted at last year's annual general meeting but the authority proposed to be granted under resolution 11 was exercised in full.

Political donations (Resolution 12)

The current authority, granted by shareholders at last year's annual general meeting, to enable the Group to support organisations which may fall within the definition of an 'EU political organisation' in the 1985 Act and to incur 'EU political expenditure' within the meaning of the 1985 Act expires at the conclusion of this year's annual general meeting. It is not the policy of the Company to make donations to political parties, or to make other political donations within the normal meaning of that expression, and the Directors have no intention of changing that policy. However, as a result of the wide definitions in the 1985 Act, normal expenditure (such as expenditure on organisations concerned with matters of public policy, law reform and representation of the business community) and business activities (such as

communicating with governments at local, national and European level) might be construed as political expenditure or as a donation to a political organisation and fall within the restrictions of the 1985 Act.

Resolution 12 does not purport to authorise any particular donation or expenditure but is expressed in general terms as required by the 1985 Act and is intended to authorise normal donations and expenditure. If passed, resolution 12 would allow the Company and its subsidiary, GKN (United Kingdom) plc, to make donations to EU political organisations and to incur EU political expenditure (as defined in the 1985 Act) up to an aggregate limit of £200,000 in the period beginning on the date of the passing of resolution 12 and expiring at the conclusion of the next annual general meeting of the Company or on 3 August 2008, whichever is the earlier, whilst avoiding, because of the uncertainty over the definitions used in the 1985 Act, inadvertent infringement of the 1985 Act. Any EU political donation made or EU political expenditure incurred which is in excess of £200 will be disclosed in the Company's report and accounts for the following year, as required by the 1985 Act.

Electronic communications (Special Resolution 13)

The Company's articles of association currently permit shareholder documents (including notices of meetings and copies of the annual report and accounts) to be made available electronically to those shareholders who have requested this. Sections 1143 to 1148 and Schedules 4 and 5 of the Companies Act 2006 give companies the choice to communicate electronically with shareholders who have consented or who are deemed to have consented to receive shareholder documents electronically by placing the documents on a website and sending written notice to those shareholders of where and how to access the documents, or by e-mailing the documents to them. Minor amendments to the existing Articles 144 and 146 are necessary to enable the Company to take advantage of these provisions.

The separate letter accompanying this mailing explains the proposed arrangements for the use of the new powers which are conditional upon the passing of the special resolution to amend Articles 144 and 146. Shareholders who do not respond in accordance with the instructions set out in the letter will be deemed to have consented to receive documents electronically via a website.

The full text of Articles 144 and 146, including the proposed amendments, is set out below.

144. Save to the extent that the Company may be permitted by the Statutes and the UKLA to send to Members Summary Financial Statements, a printed copy of every profit and loss account and balance sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in general meeting and of the Directors' and Auditors' reports shall, at least twenty-one days prior to the meeting, be delivered or sent by post to every Member and to every debenture holder of the Company of whose address the Company is aware, or, in the case of joint holders of any share or debenture, to one of the joint holders; and any Member or holder of debentures to whom a copy of the documents referred to in this Article has not been sent shall be entitled to receive a copy free of charge on application at the Office. To the extent permitted by the Statutes and the UKLA, the Board may instead decide to deliver, send or make available such documents to a Member electronically or by any other data transmission process including, without limitation, by making such documents available on a website. Whenever listing on the Official List of the UKLA for all or any of the shares or debentures of the Company shall for the time being be in force there shall be forwarded to the appropriate officer of the UKLA such number of copies of such documents as may for the time being be required under its regulation and practice

146. Any notice or document may be served by the Company on any Member either personally or by sending it through the post in a prepaid letter addressed to such Member at his address in the Register. To the extent permitted by the Statutes and the UKLA, the Company may instead serve any such notice or document electronically or by any other data transmission process by sending it to such electronic or other data transmission address notified for such purpose to the Company by the Member or by otherwise making it available electronically or by any other data transmission process including, without limitation, by making it available on a website. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register, and notice so given shall be sufficient notice to all the joint holders

---

NOTES

Entitlement to attend and vote

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, to be entitled to attend and vote at the annual general meeting (and for the purpose of determining the number of votes they may cast), shareholders must be entered on the Company's register of members at 6.00 pm on Tuesday 1 May 2007.

If the annual general meeting is adjourned, entitlement to attend and vote will be determined by reference to the Company's register of members at 6.00 pm two days before the day of the adjourned meeting.

Appointment of proxies – notes on completion and submission of proxy form

A shareholder entitled to attend and vote at the annual general meeting, including any adjournment(s) thereof, may appoint one or more proxies to attend and, on a poll, to vote in his or her place. A proxy need not be a shareholder. If you wish to appoint a proxy other than the Chairman of the annual general meeting, you should delete the words "Chairman of the Meeting/" on the proxy form and PRINT the name of your proxy in the space provided.

You should indicate, by placing an 'X' in the appropriate box on the proxy form in black ink, how you wish your votes to be cast on the resolutions (listed on the form) to be proposed at the annual general meeting. If you sign the proxy form and return it without any specific directions your proxy will vote or abstain at his or her discretion. Please note that the "Vote Withheld" option on the proxy form is provided to enable you to abstain on any particular resolution; it is not a vote in law and will not be counted as a vote For or Against a resolution.

To be valid, the proxy form (or electronic appointment of a proxy, see below) must be received by Lloyds TSB Registrars not less than 48 hours before the time of the meeting, ie not later than 11.00 am on Tuesday 1 May 2007. Whilst the proxy form is printed as a detachable pre-paid reply card, if shareholders prefer they can return the proxy form in an envelope to Lloyds TSB Registrars, FREEPOST SEA 7154, The Causeway, Worthing BN99 6BP (no stamp is required if posted in the United Kingdom, Channel Islands or Isle of Man). The appointment of a proxy will not prevent a shareholder from attending and voting in person at the annual general meeting.

In the case of joint holders the signature of one holder on the proxy form will be accepted. In the case of a corporation the proxy form must be executed under its common seal or under the hand of a duly authorised officer or attorney. Any alterations made to the proxy form should be initialled.

Appointment of proxies electronically

Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through Lloyds TSB Registrars' website at www.sharevote.co.uk using their personal Authentication Reference Number (this is the series of 24 numbers printed under the shareholder's name on the proxy form). Alternatively, shareholders who have already registered with Lloyds TSB Registrars' online portfolio service Shareview can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on 'Company Meetings'. Full details and instructions on these electronic proxy facilities are given on the websites. Please note that any electronic communication found to contain a computer virus will not be accepted.

Appointment of proxies through CREST

CREST members who wish to appoint a proxy or proxies for the annual general meeting, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

American Depositary Receipts

Holders of ADRs should complete ADR proxy cards in relation to the voting rights attached to the ordinary shares represented by their ADRs. Such cards should be returned to the US Depositary as indicated thereon as soon as possible and in any event by 5.00 pm (Eastern Standard Time) on Thursday 26 April 2007.

Should any shareholder with special needs wish to attend the meeting, please contact the Company so that appropriate arrangements can be made.

Persons who are not GKN shareholders will not be admitted to the meeting unless prior arrangements are made with the Company. Investors holding GKN shares through nominees (including PEPs and ISAs) are welcome to attend – please contact your investment manager or bring proof of your holding with you to the meeting.

GKN PLC

GKN plc
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England

EXEMPTION NO.
82 - 5204

28 March 2007

Dear Shareholder,

Shareholder Communications

At the annual general meeting on 3 May 2007 we are seeking shareholders' approval to change the Company's Articles of Association to enable us to take advantage of new provisions in the Companies Act 2006 which will allow shareholders more choice in how we communicate with them. Details of the proposed changes to the Articles of Association are set out in the AGM circular enclosed with this letter.

Subject to and with effect from the passing of Resolution 13 at the AGM, you will have three options in relation to how you receive shareholder documents from the Company (including, without limitation, notices of meetings and copies of the annual report and accounts).

Please note that, unless you are already registered with Lloyds TSB Registrars Shareview in respect of your GKN shares (see Option 1 below), if you take no action in respect of this letter, you will be deemed to have selected Option 2 and to have consented to receive shareholder documents electronically via a website with a notification of their availability being sent to you in hard copy.

A. Receiving documents electronically by viewing them on a website

If you no longer wish to receive paper copies of shareholder documents, you can choose to receive them electronically by viewing them on the Company's website at www.gkn.com (or such other website as the Company may notify to you). If you choose this electronic method of communication we will notify you on publication of any relevant documents, explaining where and how to access them on the website and providing details of any necessary computer software.

Presently, in order to be able to view the documents on the website, you will need to have access to a PC or Mac with Netscape Navigator version 4.7 (or later version) or Microsoft Internet Explorer version 4.0 (or later version) web browser software. The only other piece of software necessary at this time to view the documents will be Adobe Acrobat Reader which can be downloaded free from the Adobe website at: http://www.adobe.com/products/acrobat/readstep2.html.

Option 1: Receiving e-mail notification of publication of documents on a website

If you wish to receive shareholder documents electronically as outlined above, you can choose to receive notification by e-mail of the publication of shareholder documentation on a website. ***You can register for this option at the Lloyds TSB Registrars Shareview website at www.shareview.co.uk/gknsignup.*** This will also give you access to a range of other services and share information. Shareholders who have already registered with Shareview in respect of their GKN shares will be deemed to have elected for Option 1 and need take no further action.

If you elect for Option 1 or if you are regarded as having elected for Option 1 because of your prior registration with Shareview, the Company reserves the right to send shareholder documents, as well as notifications of their availability, by e-mail.

A. Receiving documents electronically by viewing them on a website

Option 2: Receiving hard copy notification of publication of documents on a website

Alternatively you can choose to receive hard copy notification of the publication of documents on the website. ***To choose this option you need take no action.***

B. Receiving hard copy documents through the post

Option 3: Receiving shareholder documents in hard copy

Shareholders can choose to receive hard copy documents through the post ***by completing the Shareholder Communications Election Form attached to the proxy form enclosed with this mailing and returning it to Lloyds TSB Registrars by 1 June 2007.***

Further information

The Company reserves the right to send hard copy documents to shareholders, for example where overseas securities laws do not permit electronic communications or in other circumstances where the Company in its absolute discretion considers that delivery electronically may not be appropriate.

Finally, shareholders can, at any time, change their decision on how they wish to receive shareholder documents by advising Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA.

By taking advantage of electronic communications, shareholders will help the Company not only to reduce printing and mailing costs but also to reduce the impact of those activities on the environment.

Yours faithfully,

Roy Brown
Chairman

EXEMPTION NO.
82 - 5204

RESPONSE LICENCE No.
SEA 7154

2

LLOYDS TSB REGISTRARS
THE CAUSEWAY
WORTHING
BN99 6BP

RESPONSE LICENCE No.
SEA 7154

2

LLOYDS TSB REGISTRARS
THE CAUSEWAY
WORTHING
BN99 6BP

AGM Attendance Card

GKN PLC

Shareholders are invited to attend the GKN Annual General Meeting to be held at the Institution of Engineering and Technology (IET), Savoy Place, London WC2R 0BL at 11.00 am on Thursday 3 May 2007. If you wish to attend the Meeting please bring this card with you and present it at the registration desk.

If you do not wish to attend the Meeting please complete, detach and return the proxy form opposite. You can submit your proxy form electronically at www.sharevote.co.uk using the series of numbers printed under your name on the proxy form.

Shareholder Communications Election Form

Please refer to the letter, enclosed with this mailing, from the Chairman of GKN plc dated 28 March 2007 concerning shareholder communications. Your choices are as follows:

Option 1 - Electronic communication: to receive shareholder documents electronically and to receive an e-mail notifying you of the availability of relevant documents on a website, please register at www.shareview.co.uk/gknsignup

Option 2 - Hard copy notification: to receive shareholder documents electronically and to receive a hard copy notification of the availability of relevant documents on a website, you need take no action

Option 3 - Paper communication: to receive hard copies of all shareholder documents please tick this box and return this form by 1 June 2007 to Lloyds TSB Registrars ☐

Please note that if you do not return this form or, if you are electing for Option 1, you do not register online before 1 June 2007 you will be deemed to have selected Option 2 above and to have consented to receive shareholder documents electronically via a website with a notification of their availability being sent to you in hard copy.

2 4 0 2 - 0 1 5 - 6

Shareholder Reference

Merrill Corporation Ltd, London
07-6753-2

Proxy Form – 2007 AGM

GKN PLC

Reference Number | Card ID | Account Number

Notes for completion and submission of the proxy form are given on pages 9 and 10 of the AGM circular. You are entitled to appoint a proxy of your own choice who need not be a shareholder of GKN plc. Please refer to the notes on completing the form of proxy on page 9 of the AGM circular if you wish to do this.

I/We, the undersigned, being (a) member(s) of GKN plc HEREBY APPOINT the Chairman of the Meeting/ ______________________ as my/our proxy to vote for *me/us on my/our behalf on any matter which may properly come before the Annual General Meeting* of GKN plc to be held on Thursday 3 May 2007 and/or any adjournment(s) thereof.

Please indicate your instructions by marking an 'X' in the appropriate boxes in black ink like this ☒.
It should be noted that a Vote Withheld is not a vote in law and will not be counted as a vote For or Against a resolution.

Resolution	For	Against	Vote Withheld
1. To adopt the Directors' report and accounts	☐	☐	☐
2. To declare a final dividend	☐	☐	☐
3. To re-elect as a Director Mr R D Brown	☐	☐	☐
4. To re-elect as a Director Mr H C-J Mamsch	☐	☐	☐
5. To re-elect as a Director Sir Christopher Meyer	☐	☐	☐
6. To reappoint the auditors	☐	☐	☐
7. *To authorise the Directors* to determine the auditors' remuneration	☐	☐	☐
8. To authorise the Directors to allot shares in the Company	☐	☐	☐
†9. To authorise the Directors to disapply pre-emption rights	☐	☐	☐
10. To approve the Directors' remuneration report	☐	☐	☐
†11. To authorise the Company to purchase its own shares	☐	☐	☐
12. To authorise the Company to support 'EU political organisations'	☐	☐	☐
†13. To amend the articles of association	☐	☐	☐

† Special Resolution

2 4 0 2 - 0 1 4 - 9

Please mark this box if signing on behalf of the shareholder as Attorney. ☐

Signature

This form should **not** be used for any comments, change of address or other queries.

Date

If you sign this proxy form and return it without any specific directions your proxy will vote or abstain at his or her discretion.

Regulatory Announcement

Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	17:39 27-Mar-07
Number	PRNUK-2703

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

GKN plc

2. Reason for the notification: (please state Yes/No):

An acquisition or disposal of voting rights:

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify): Yes, special notification for DTR

3. Full name of person(s) subject to the notification obligation (iii):

Mellon Financial Corporation

4. Full name of shareholder(s) (if different from 3.) (iv):

Mellon Capital Management Corporation

5. Date of the transaction and date on which the threshold is crossed or reached (v):

6. Date on which issuer notified:

27/03/2007

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation Previous to the Triggering Transaction		Resulting situation after the triggering transaction (vii)				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary GB0030646508					23,574,954		3.35%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period / Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
23,574,954	3.35%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Mellon Financial Corporation is making this disclosure as the ultimate parent company of Mellon Capital Management Corporation.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

GKN plc is disclosing this information in accordance with DTR TP8.

14. Contact name: Chris Winters, Senior Secretarial Assistant, GKN plc

15. Contact telephone number: 01527 533383

END

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